ANNUAL REPORT

2009

INNOVATION, SERVICE AND EXPERTISE



COOPER

COOPER B-LINE—Access Cabinets, B-Line, Buzznut, Cent-R-Rail, Dura-Blok, Dura-Clean, Dura-Copper, Dura-Green, E2 & Design, EC2 Cabinets, Enviroshield, FAST System, Flextray, Grate-Lock, Grip Strut, Kwik-Clip, KwikWire, Perf-O Grip, Premier Enclosures, RCM+, Redi-Rail, Ruff-In, Snap'n Shield, Traction Tread, V-Line COOPER BUSSMANN—Buss, Bussmann, Coiltronics, Cubefuse, Edison, Fusetron, InVision, Low-Peak, Magnum, Omnex Trusted Wireless, PolySurg, PowerStor, Productivity Through Protection, Quik-Spec, Safety Basics, Sure Power, Xi'an COOPER CROUSE-HINDS—Arktite, Breech-Lok, Burton, Cam-Lok, CEAG, Champ, Chico, Chico Speed Seal, Commander (FEPR), Commercial Products, Condulet, Cooper Interconnect, Crouse-Hinds, DuraPro, Electro, Ex-cell, eXLink, FlexStation, Goliath (NHID), Hazard-Gard, Hazcor, Limberoller, Liquidator, Metallic Quik-Loc, Miniature, MTL Instruments, Myers, NexT, Nortem, Pauluhn, Phase Shield, Pluggem, Posi-Lok, PowerPlus, Pre-Formance, Push-Lock, Quik-Loc, Roughneck, Shoc-Loc, Smart-Guard, Snap-Lock, SOFTPower, Space-Saver, Spectrum, Terminator, Thorkom, Vaporgard, WashPro, Wing-Lok, ZoneMaster, ZoneSentinel NRL COOPER LIGHTING—Ametrix, AtLite, Corelite, Edison, Emerald, Fail-Safe, Halo, Invue, io, Iris, Lumark, Lumiere, McGraw-Edison, Metalux, MWS, Neo-Ray, PDS, Portfolio, Regent, RSA, Shaper, Streetworks, Sure-Lites COOPER POWER SYSTEMS—Cannon Technologies, Cybectec, CYME International, Edison, Envirotemp FR3, Envirotran, Kearney, Kyle, MagneX, McGraw-Edison, M-Force, NOVA, UltraSIL, VariSTAR, Yukon COOPER SAFETY—Axent, Blessing, Capri, CEAG, Crompton, CSA, Fulleon, JSB, Luminox, MEDC, Menvier, Nugelec, Pretronica, RSAN, Scantronic, Univel, Waves and Wheelock COOPER TOOLS—Airetool, Apex, Atila, Automated Systems, Belzer, Buckeye, Campbell, Caulk Master, Cleco, Collins, Crescent, DGD, Diamond, Disston, Doler, Dotco, Erem, Filtronic, Geta, H.K. Porter, Kahnetics, K&F, Lufkin, Master Power, Mayle, MetroMex, Nicholson, OnixPlata, Plumb, Quackenbush, Recoules, Rotor, Scala, Utica, Weller, Wire Wrap, Wiss, Xcelite COOPER WIRING DEVICES—Antares, Arrow-Hart, Aspire, Aspire RF, AutoGrip, Cooper Sedna, Cooper Wiring Devices, Eagle, Hart-Lock, Media Sync, Power-Lock, Quickeze, Royer, Safety Grip, Shock Sentry, Siena, SurgBloc, Super Plug, WeatherBox

Cooper Industries plc

Revenues
($ in billions)



4.73
5.18
5.90
6.52
5.07
'05
'06
'07
'08
'09

Diluted Earnings Per Share(1) ($)



2.06
2.58
3.14
3.59
2.52
'05
'06
'07
'08
'09

Return on Sales(1)
(% of revenue)



8.3%
9.3%
9.9%
9.7%
8.4%
'05
'06
'07
'08
'09

Free Cash Flow and Continuing Income(1)
($ in millions)



FCF
Income
490.4
391.1
535.0
484.3
681.6
582.8
761.2
630.8
632.6
425.2
'05
'06
'07
'08
'09

Cooper Industries plc
(NYSE symbol "CBE")

(1) From continuing operations before restructuring and unusual items

Sustainable Core Growth

CUSTOMER LOYALTY, INNOVATION AND GLOBALIZATION

Table of Contents

Dear Shareholders:

Unquestionably, 2009 was one of the most challenging years in our Company's 176-year history. Despite what seemed at times like an economic free fall, we moved quickly and with a steady hand to overcome these historic headwinds. I am extremely proud of our 28,000 employees who met the challenges of this severe economic contraction and who continue to position our Company for great success in the years ahead. In 2009 your leadership team redefined what this Company is capable of delivering:

- With sales down 22%, earnings per share fell by only 30% (excluding unusual items)
- Free cash flow was $633 million or 12% of sales—for each of the past nine years, free cash flow has exceeded recurring income
- Total working capital was down 23% with inventory down 25%
- Exited 2009 with only $553 million of net debt (paid down $275 million of debt in November and ended the year with $382 million of cash on hand)
- Invested $127 million of capital...including new factories in Saudi Arabia and China and a new LED development center in Peachtree City, Georgia
- Completed three strategic acquisitions
- Protected the dividend in 2009 and increased it 8% to $1.08 per share in February 2010
- Repurchased 1.6 million shares at an average cost of $24.75 per share
- Entered 2010 with no carryover cost pressure related to one-time cost reductions in 2009 (e.g., furloughs, 401k contributions)
- Exited 2009 with our highest vitality index (the percent of sales from new products introduced in the last three years) in over a decade

And we did it all the right way...through hard work, ethical leadership, a relentless focus on the customer and dedication to the long-term success of Cooper. Our success is reflected in the 10.8% compound annual return in our stock price (including dividends) over the last ten years, compared to our peers' average return of 5.9%, and the S&P 500 return of down 0.9%.

We begin the next decade extremely well positioned to take on the challenges of a more volatile, competitive, global economy.


Sales by End Market
(% of revenues)
Residential
10%
39%
Industrial
Utility
22%
5%
Other
24%
Commercial

High Growth Portfolio:

Our portfolio is diverse and global. Electrical core revenues grew over 7% per year on average from 2004 to 2008. With acquisitions, more new products, and deeper global penetration we should sustain years of strong core growth as we look out into 2010 and beyond. Moreover, we should experience sustainable growth as our product portfolio sells into diversified end markets returning to strength at different stages of the economic recovery cycle—industrial and housing markets are already recovering, utility spending should rebound in the second half of 2010, and commercial construction spending is likely to improve by 2011.

We will continue to enhance our global competitive position by investing in new factories, expanding distribution, and growing sales teams in the local markets in which we participate and new markets we enter. We will accelerate new investments in markets where there is expected to be strong industrial and energy demand, including South America, Asia and the Middle East.

We also continue to invest in emerging technologies that make our products more productive and cost-efficient for our customers. Smart grid, LED lighting, wireless mass notification, harsh- and heavy-duty connectors, and solid state electrical protection are just a few of these new platforms.

Our portfolio generates strong cash flow which we redeploy to these faster-growing regions of the world and emerging technologies. We accomplish this through both core investments and acquisitions.

Enhanced Competitive Position:

Although resizing is painful, cycles allow good organizations to become more competitive. We continuously leverage our global supply chain and sourcing ability. Over the course of many years, we refined our productivity/lean program and proactively optimized our fixed cost structure. Most importantly, we invested $100 million and five years to implement a single enterprise system over our entire global operation. Clearly these investments and training have allowed our employees to operate in ways never achieved in previous downturns, let alone one of this magnitude. Our team did an outstanding job managing cost


Sales by Region
(% of revenues)
Asia Pacific
8%
Latin America
6%
Europe, Middle East and Africa
18%
Canada
7%
61%
U.S.


Sales by Channel
(% of revenues)
Retail
8%
OEM/Direct
18%
Utility
19%
55%
Distribution

and working capital throughout 2009. Our ability to continue to invest in our long-term vision, maintain our employee benefit plans, and to continue to pay our dividend is a direct result of infrastructure and processes we have put in place, together with the dedication and hard work of our employees.

Looking Forward:

Although we remain cautious regarding the speed and slope of a U.S. economic recovery, we continue to be extremely optimistic about the future of our Company. We have the right portfolio of products and our end markets are diverse and global. Our products protect people, equipment and our planet, conserve and optimize electrical usage, and enhance global infrastructure in core industrial markets worldwide, all of which positions our Company for terrific growth opportunities.

Our success stems from our ability to execute five key initiatives (customer loyalty, innovation, globalization, talent development and operational excellence) and from our unique culture and values. We accept accountability and understand our responsibility to invest in the future of this great Company and provide strong, sustainable, long-term returns to our shareholders.

I want to thank our customers, employees, suppliers and directors for all of their support throughout this difficult year. Although there are enormous pressures on a 176-year-old industrial company today, we believe we will continue to reinvent ourselves, to grow stronger and to play an even more important role in the global electrical industry...after all...it's what two of our early pioneers (Thomas Edison and Max McGraw) would have expected!

Kirk S. Hachigian
Chairman, President and Chief Executive Officer

Cooper's results are driven by its world-class portfolio of businesses, which is organized into two segments:

Electrical Products and Tools. Within these two segments are industry-leading businesses that maintain an intense focus on innovation, leading business practices and the customer across a diverse set of end markets. Cooper has unparalleled product breadth and well-established brands, many of which are sold together through a common sales and marketing model—Cooper Connection. The strength of the portfolio, which enables strong market share in attractive global markets, provides a firm foundation to build upon for future success.



Electrical Revenues
($ in billions)
4.00
4.43
5.11
5.76
4.51
'05 '06 '07 '08 '09
Segment Operating Earnings(1)
($ in millions)
585.0
703.2
848.2
930.3
638.2
'05 '06 '07 '08 '09
Tools Revenues
($ in millions)
732.9
758.6
794.7
765.6
557.7
'05 '06 '07 '08 '09
Segment Operating Earnings(1)
($ in millions)
66.7
85.6
94.0
81.1
18.5
'05 '06 '07 '08 '09

(1) Excludes restructuring and unusual items

Electrical Products

Cooper's Electrical Products segment manufactures a full suite of electrical, electronic and circuit protection products, including energy-efficient lighting fixtures, harsh- and hazardous-duty electrical and instrumentation products, fuses, emergency lighting, fire detection systems, specialty connectors, mass notification systems, fittings, support systems, enclosures, wiring devices and other products for use in industrial, commercial and residential applications around the world. The segment also provides distribution switchgear and transformers, energy automation solutions and other related power system components for use by utilities and in industrial and commercial applications.

Tools

Cooper's Tools segment manufactures a collection of world-class hand tools and soldering products for industrial, construction and consumer markets. In addition, this segment manufactures a complete range of industrial power tools and accessories for general industry, aerospace and automotive manufacturers.

The Divisions



COOPER B-Line Global provider of innovative, labor-saving support systems (e.g., bolted framing, cable tray, spring steel fastener, pipe hanger and safety grating) and enclosure solutions for engineered facility subsystem applications.



COOPER Bussmann Global leader in innovative circuit protection products and services, on-vehicle power distribution, conversion and control systems, magnetic components, and wireless control and monitoring systems for the electrical, electronics and transportation industries.



COOPER Crouse-Hinds Diversified manufacturer of electrical and instrumentation products that enhance safety and productivity in demanding industrial, military and commercial environments worldwide. Product solutions include lighting, connectivity and harsh- and hazardous-environment instrumentation devices.


EXIT

COOPER Lighting Innovative, high-quality lighting solutions and energy-efficient lighting technologies for commercial, industrial, institutional, residential and retail customers worldwide.



COOPER Power Systems Provider of quality solutions for medium- and high-voltage electrical equipment, components, and systems that deliver reliable electric power worldwide. CPS is also a leader in utility automation, providing smart grid solutions that enable customers to increase productivity, improve system reliability and reduce costs.



COOPER Safety Specializing in products designed to save lives and protect property in commercial and industrial facilities. State-of-the-art security, fire detection and mass notification systems combine with market-leading emergency lighting to provide comprehensive safety solutions.



COOPER Tools Global solutions provider offering world-class portfolio of branded products focused on increasing productivity in demanding end markets. Cooper Tools offers a complete range of industrial power tools and accessories for aerospace, automobile, and general industrial manufacturing, soldering products for the electronics market, and a broad line of hand tools for professional trades and consumers.



COOPER Wiring Devices Leading manufacturer of electrical connection and control products for residential, commercial and industrial construction and renovation, including switches, receptacles, GFCIs, wall plates, plugs, sensors and structured wiring systems.

Global Trends

Cooper's quality portfolio of businesses are uniquely positioned to several key long-term trends: the need for utilities to provide better reliability and productivity through energy demand/electric grid management, the increasing need for electrical products to become more energy-efficient, the global infrastructure build-out and the need to ensure the safety of people at work and in their daily lives.



Energy Demands

With the broadest suite of power reliability and productivity products in North America, Cooper is focused on improving the overall reliability and productivity of the electric grid and is well positioned to provide smart grid solutions to address increasing demands for power. Cooper is improving the efficiency of the electric grid with the goal of driving more usable energy out of the existing utility infrastructure.

End Markets





Industrial

39% of total 2009 revenue

47% outside the U.S.

Cooper's largest and most global end-market presence, representing approximately 39% of total 2009 annual revenues, of which 47% were sold into markets outside the U.S. Industrial markets for Cooper include energy, military/aerospace, general industrial and automotive.

Commercial

24% of total 2009 revenue

38% outside the U.S.

With approximately 24% of 2009 revenues, this market represented a little under a quarter of Cooper's annual revenues and includes products for construction/renovation/energy efficiency, notification, and U.S. public and international emergency lighting markets.







Safety and Protection

Cooper offers a full suite of products and solutions to protect people, buildings and plants every day around the world, at work and in their daily lives. Solutions range from market-leading Cooper Bussmann fuses and Cooper Crouse-Hinds explosion-proof electrical products to a comprehensive indoor and outdoor mass notification solution that protects, alerts and informs people in virtually any environment globally.

Energy Efficiency

Cooper is committed to providing significant energy savings to our customers around the world with a wide range of solutions across multiple product categories. Whether it's high-performance fluorescents, LED technology, occupancy sensors, lighting controls or power demand management products, Cooper is leading the way to a better tomorrow for our customers and their communities.

Global Infrastructure

Cooper's solutions continue to play an instrumental role in the ongoing global infrastructure build-out. Cooper offers over 100,000 different product solutions for industrial and commercial electrical infrastructure applications. Our offering includes innovative lighting technologies for roads and airports, explosion-proof electrical products and industry-leading electrical and electronic circuit protection solutions.





Utility

This end market represented approximately 22% of Cooper's 2009 annual revenues. Cooper Power Systems' broad suite of products and smart grid solutions are well positioned to participate in the utilities upgrade of the aging electrical grid to become smarter and more efficient.

22% of total 2009 revenue

32% outside the U.S.

Residential and Other

Residential markets represented approximately 10% of 2009 annual revenues and include exciting new energy-efficient lighting and lighting control products. Cooper's other markets represented 5% of 2009 revenue and include platforms sold into military, defense and electronics markets.

10% Residential / **5%** Other — of total 2009 revenue

21% Residential / **43%** Other — outside the U.S.

Core Growth Initiatives

Cooper's business initiatives include Customer Loyalty, Innovation, Globalization, Talent Development and Operational Excellence and have allowed Cooper to succeed in both expanding and declining economies. The company remained focused on its future growth during 2009, continuing to invest in its core growth initiatives of Customer Loyalty, Innovation and Globalization.

Cooper Technology Center, Houston, TX


COOPER Technology Center

Cooper recognized as one of the Top 100 Greenest Companies in America in the inaugural Newsweek Green Rankings 2009


Newsweek
GREEN
RANKINGS
2009

Customer Loyalty

Ease of Doing Business/Quality/Delivery

Customer Loyalty began with the Cooper Connection initiative and challenges us to put the customer first in everything we do. Our goal is to incorporate innovative process disciplines to enhance customer value, making Cooper easier to do business with. Leveraging our brand strength and building customer relationships are central to Cooper's growth strategy.

Cooper Technology Center

The Cooper Technology Center, located in Houston, Texas, is a state-of-the-art industrial training facility dedicated to the ongoing training and education of end-users, distributors, and engineering and procurement professionals. This unique, 35,000-square-foot facility features an auditorium, conference room and multiple training rooms designed to help facilitate industry-specific education and provide hands-on demonstration of a vast array of the industrial products and solutions offered by the company. Among the center's most notable features is a full-scale mock refinery, which includes over 400 of Cooper's industrial offerings, installed as they would appear in an operational setting.

Green Technologies

As Cooper looks to the future, it is committed to minimizing the impact on the environment through thoughtful design, sourcing and manufacturing of its products. To help customers handle the challenges of higher energy costs, environmental preservation and global warming, Cooper is leveraging its vast product portfolio to deliver solutions that make a difference. Leading environmentally friendly products include Envirotemp FR3® dielectric fluid, a soy-based transformer coolant, HALO® LED downlights, the first solid-state luminaire to receive Energy Star designation, and a number of new utility automation products designed to make the electrical grid more efficient and reliable.

Cooper LED Innovation Center, Peachtree City, GA



Cooper recognized as #9 Innovator in The Patent Board's December 2009 Patent Quality Rankings of Industrial Components & Fixtures companies, improving 20 places from 2008.

The Patent Board™
Decision Tools, Metrics, and Analysis for Innovation.

Innovation

Leveraging Technology to Drive Customer Value

Innovation is our lifeblood. Sales from newly introduced products have nearly tripled during the past five years, and we have actions in place to deliver 25% of annual revenues from products introduced within the past three years. We are focusing on expanding technology in every business, including exciting new platforms such as Smart Grid/Energy Automation Solutions, Mass Notification, and energy-efficient lighting solutions such as LED and Lighting Controls. Internal development and acquisitions enable us to make "dumb" products "smart," differentiating Cooper in the marketplace. With the development of new products and technology, we enhance growth by continuously expanding the technical solutions and value we can deliver to our customers.

Cooper LED Innovation Center

Cooper Lighting's new 60,000 square foot LED Innovation Center, located in Peachtree City, Georgia, is home to the design, validation and manufacturing of proprietary LED technologies. Teaming together Mechanical, Electrical, Thermal and Optical Engineers to work hand in hand with Industrial Designers, Lab Technicians and Manufacturing personnel, the LED Innovation Center will accelerate and proliferate winning LED solutions across Cooper Lighting platforms. Cooper's comprehensive capabilities in LED—design, thermal modeling, accelerated life and reliability testing, photometric measurement, rapid prototyping and manufacturing—are unmatched amongst North American lighting manufacturers, and the LED Innovation Center demonstrates our long-term commitment to this transcending light source. With changing times and technologies, the Center provides relevant, industry-leading solutions to challenging market needs.

New Product
% of Sales


7%
15%
19%
25%
'03
'08
'09
Target

New products = products introduced within the last 3 years

Cooper Manufacturing Facility, Dammam, Saudi Arabia


COOPER



Significant change in global exposure...39% of sales in 2009 outside the U.S., up from 26% in 2000

Globalization

Competing and Winning Everywhere in the World

Globalization continues to be an area of major opportunity and investment for Cooper, and we have significantly improved our competitive position in international markets. Cooper has developed region- and country-specific strategies and expanded our physical presence in local markets. In 2009, we generated approximately 39% of total company revenue outside the U.S., selling in nearly 100 countries, and solidified our global presence with manufacturing in more than 20 countries worldwide.

Penetrating Developing Markets

Cooper is committed to continuing to grow its presence in developing markets such as China, Latin America and the Middle East. Developing market revenues represented roughly half of Cooper's total international sales in 2009 and these markets continue to be an area of focus and investment.

Saudi Arabia Manufacturing Facility

Cooper opened a world-class manufacturing facility in Saudi Arabia in 2009, Cooper's first in the Gulf Countries Continuum (GCC). The 50,000-square foot facility is functioning as a 100% U.S.-owned entity operating within Saudi Arabia, which represents one of the first of its kind in this region. The new facility will significantly reduce Cooper's delivery lead times for product orders and specification configurations in the GCC and is a clear illustration of Cooper's steadfast commitment to this important region.

% of Sales Outside U.S.


26%
32%
34%
37%
39%
'00
'06
'07
'08
'09

Financial Review

Cooper Industries plc Stock Performance

The following graph compares the total shareholder return on Cooper's common shares for the five-year period December 31, 2004 through December 31, 2009 to the total returns for the same period of the Standard & Poor's 500 Stock Index and a Cooper Peer Group Index. The cumulative total return is based upon an initial investment of $100 on December 31, 2004 with dividends reinvested. We currently operate in two primary business areas: Electrical Products and Tools. The 15 companies in the Cooper Peer Group Index were selected based on their presence in similar markets affected by similar economic and market trends to Cooper, their recognition by the investment community as Cooper peers and the comparability of their market capitalization to Cooper's market capitalization. The members of the Cooper Peer Group Index are: Acuity Brands, Inc.; Danaher Corporation; Dover Corp.; Eaton Corp.; Emerson Electric Co.; Hubbell Incorporated (Class B); Illinois Tool Works; Ingersoll-Rand plc; Newell Rubbermaid Inc.; Parker-Hannifin Corp.; Pentair Inc.; Snap-On Inc.; SPX Corp.; The Stanley Works; and Thomas & Betts Corporation. The Cooper Peer Group Index has been weighted in accordance with each corporation's market capitalization (closing stock price multiplied by the number of shares outstanding) as of the beginning of each of the five years covered by the performance graph. The weighted return for each year is the sum of the products obtained by multiplying (a) the percentage that each corporation's market capitalization represents of the total market capitalization for all corporations in the Index for such year by (b) the total shareholder return for that corporation for such year.



Cumulative Total Return
Based upon an initial investment of $100 on December 31, 2004 with dividends reinvested
$200
150
100
0
$100.00
$109.83
$138.40
$164.62
$93.54
$140.98
$104.91
$100.08
$121.48
$116.44
$128.16
$141.50
$80.74
$86.85
$102.11
$118.06
DEC '04
DEC '05
DEC '06
DEC '07
DEC '08
DEC '09
Cooper Industries plc
S&P 500
Cooper Peer Group Index

*$100 invested on 12/31/04 in stock or index, including reinvestment of dividends. Fiscal year ending December 31.

Effective Investor Relations:

- **Cooper ranked as 17th most effective IR program in the U.S. (Greenwich Associates—September 2009)**
- **Finalist for *IR Magazine*'s "Best Investor Relations by CEO" award (March 2009)**

Financial Highlights

$ in millions, except per-share data

	2009	2008	2007	2006	2005
Revenues	**$5,069.6**	$6,521.3	$5,903.1	$5,184.6	$4,730.4
Operating earnings before restructuring and unusual items	**$ 574.0**	$ 930.3	$ 852.9	$ 699.2	$ 559.8
Continuing income before restructuring and unusual items	**$ 425.2**	$ 630.8	$ 582.8	$ 484.3	$ 391.1
Net income	**$ 439.1**	$ 632.2	$ 692.3	$ 464.0	$ 163.9
Diluted Income per Common Share					
Continuing income before restructuring and unusual items	**$ 2.52**	$ 3.59	$ 3.14	$ 2.58	$ 2.06
Net income	**$ 2.61**	$ 3.60	$ 3.73	$ 2.47	$ 0.87
Shares used in computation of earnings per share (in millions)	**168.5**	175.6	185.5	187.6	190.0
Cash dividends declared per common share	**$ 1.00**	$ 1.00	$ 0.84	$ 0.74	$ 0.74
Number of employees	**28,200**	31,200	31,500	31,000	29,000
Number of record shareholders	**19,000**	20,300	20,800	22,900	23,100
Operating Revenues by Business Segment					
Electrical Products	**$4,511.9**	$5,755.7	$5,108.4	$4,426.0	$3,997.5
Tools	**$ 557.7**	$ 765.6	$ 794.7	$ 758.6	$ 732.9
Operating Earnings by Business Segment Excluding Restructuring and Unusual Items					
Electrical Products	**$ 638.2**	$ 930.3	$ 848.2	$ 703.2	$ 585.0
Tools	**$ 18.5**	$ 81.1	$ 94.0	$ 85.6	$ 66.7
Total assets	**$5,984.4**	$6,164.9	$6,133.5	$5,374.8	$5,215.1
Total indebtedness	**$ 934.4**	$1,233.1	$1,266.1	$1,008.5	$1,021.9
Shareholders' equity	**$2,963.3**	$2,607.4	$2,841.9	$2,475.3	$2,205.2
Return on revenues before restructuring and unusual items	**8.4%**	9.7%	9.9%	9.3%	8.3%
Return on average shareholders' equity	**15.8%**	23.2%	26.0%	19.8%	7.3%
Return on invested capital before restructuring and unusual items	**10.7%**	14.7%	14.3%	13.5%	10.8%
Total debt-to-capitaliztion ratio	**24.0%**	32.1%	30.8%	28.9%	31.7%

These financial highlights contain non-GAAP financial measures. See the reconciliation of these measures to the most directly comparable GAAP measure on p. 14 of this report.

Revenues
($ in billions)



4.73
5.18
5.90
6.52
5.07
'05 '06 '07 '08 '09

Diluted Earnings Per Share[(1)] ($)



2.06
2.58
3.14
3.59
2.52
'05 '06 '07 '08 '09

(1) From continuing operations before restructuring and unusual items

Performance Highlights

Cooper Industries plc

Free Cash Flow Conversion(1)



1.44
1.13
1.25
1.10
1.17
1.21
1.49
'03 '04 '05 '06 '07 '08 '09

Ninth consecutive year Free Cash Flow greater than Recurring Income

Return on Invested Capital
(in percent)



8.2%
9.7%
10.8%
13.5%
14.3%
14.7%
10.7%
'03 '04 '05 '06 '07 '08 '09

Disciplined Capital Investment

(1) From continuing operations before restructuring and unusual items

Net Debt-to-Total Capital(1)



40%
30
20
10
0
29.3%
26.1%
20.5%
19.1%
24.8%
26.8%
15.7%
2003
2004
2005
2006
2007
2008
2009

(1) Net debt = total debt less cash, cash equivalents and investments

Balance sheet is a strategic asset.

These financial highlights contain non-GAAP financial measures. See the reconciliation of these measures to the most directly comparable GAAP measure on p. 14 of this report.

COOPER

Reconciliation of Non-GAAP Financial Measures

$ in millions, except per-share data

	2009	2008	2007	2006	2005
Operating Earnings					
Operating earnings	**$ 544.1**	$ 877.6	$ 877.2	$ 699.2	$ 559.8
Restructuring and other	**$ 29.9**	$ 52.7	$ (24.3)	$ –	$ –
Operating earnings before restructuring and unusual items	**$ 574.0**	$ 930.3	$ 852.9	$ 699.2	$ 559.8
Continuing Income					
Income from continuing operations	**$ 413.6**	$ 615.6	$ 692.3	$ 484.3	$ 391.1
Restructuring and unusual items	**$ 24.4**	$ 38.4	$ (25.7)	$ –	$ –
Tax benefits—statute expirations, settlements and other discrete tax items	**$ (12.8)**	$ (23.2)	$ (83.8)	$ –	$ –
Continuing income before restructuring and unusual items	**$ 425.2**	$ 630.8	$ 582.8	$ 484.3	$ 391.1
Diluted Income per Common Share					
Net income	**$ 2.61**	$ 3.60	$ 3.73	$ 2.47	$ 0.87
Discontinued operations	**$ (0.15)**	$ (0.09)	$ –	$ 0.11	$ 1.19
Restructuring and unusual items	**$ 0.06**	$ 0.08	$ (0.59)	$ –	$ –
Continuing income before restructuring and unusual items	**$ 2.52**	$ 3.59	$ 3.14	$ 2.58	$ 2.06
Operating Earnings by Business Segment					
Electrical Products:					
Operating earnings	**$ 618.5**	$ 895.7	$ 848.2	$ 703.2	$ 585.0
Restructuring and other	**$ 19.7**	$ 34.6	$ –	$ –	$ –
Operating earnings before restructuring and other	**$ 638.2**	$ 930.3	$ 848.2	$ 703.2	$ 585.0
Tools:					
Operating earnings	**$ 9.9**	$ 63.3	$ 94.0	$ 85.6	$ 66.7
Restructuring	**$ 8.6**	$ 17.8	$ –	$ –	$ –
Operating earnings before restructuring	**$ 18.5**	$ 81.1	$ 94.0	$ 85.6	$ 66.7
Debt-to-Total-Capitalization Ratio					
Short-term debt	**$ 9.4**	$ 25.6	$ 256.1	$ 5.0	$ 7.6
Current maturities of long-term debt	**$ 2.3**	$ 275.0	$ 100.1	$ 300.7	$ 11.4
Long-term debt	**$ 922.7**	$ 932.5	$ 909.9	$ 702.8	$1,002.9
Total debt	**$ 934.4**	$1,233.1	$1,266.1	$1,008.5	$1,021.9
Total shareholders' equity	**$2,963.3**	$2,607.4	$2,841.9	$2,475.3	$2,205.2
Total capitalization	**$3,897.7**	$3,840.5	$4,108.0	$3,483.8	$3,227.1
Total debt-to-total-capitalization ratio	**24.0%**	32.1%	30.8%	28.9%	31.7%
Total debt	**$ 934.4**	$1,233.1	$1,266.1	$1,008.5	$1,021.9
Cash, cash equivalents and investments	**$ (381.6)**	$ (280.7)	$ (326.5)	$ (423.5)	$ (452.8)
Net debt	**$ 552.8**	$ 952.4	$ 939.6	$ 585.0	$ 569.1
Total capitalization	**$3,897.7**	$3,840.5	$4,108.0	$3,483.8	$3,227.1
Cash, cash equivalents and investments	**$ (381.6)**	$ (280.7)	$ (326.5)	$ (423.5)	$ (452.8)
Total capitalization, net of cash	**$3,516.1**	$3,559.8	$3,781.5	$3,060.3	$2,774.3
Net debt-to-total-capitalization ratio	**15.7%**	26.8%	24.8%	19.1%	20.5%
Free Cash Flow					
Net cash provided by operating activities	**$ 751.9**	$ 896.4	$ 795.3	$ 601.4	$ 573.5
Capital expenditures	**$ (126.7)**	$ (137.0)	$ (115.5)	$ (85.3)	$ (96.7)
Proceeds from sales of property, plan, equipment and other	**$ 7.4**	$ 1.8	$ 1.8	$ 18.9	$ 13.6
Free cash flow	**$ 632.6**	$ 761.2	$ 681.6	$ 535.0	$ 490.4
Return on Invested Capital					
Operating earnings	**$ 544.1**	$ 877.6	$ 877.2	$ 699.2	$ 559.8
Restructuring and unusual items	**$ 29.9**	$ 52.7	$ (24.3)	$ –	$ –
Operating earnings before restructuring and unusual items	**$ 574.0**	$ 930.3	$ 852.9	$ 699.2	$ 559.8
Income tax expenses	**$ 97.6**	$ 247.5	$ 233.0	$ 176.2	$ 117.5
Operating earnings before restructuring and unusual items, after tax	**$ 476.4**	$ 682.8	$ 619.9	$ 523.0	$ 442.3
Average total capital before accumulated goodwill amortization	**$4,462.9**	$4,635.6	$4,331.0	$3,872.5	$4,109.4
Return on invested capital	**10.7%**	14.7%	14.3%	13.5%	10.8%

Electrical

Financial Statistics ($ in millions)

	2009	2008	2007	2006	2005
Revenues	**$4,511.9**	$5,755.7	$5,108.4	$4,426.0	$3,997.5
Operating earnings	**$ 618.5**	$ 895.7	$ 848.2	$ 703.2	$ 585.0
+ depreciation and amortization	**$ 124.7**	$ 121.0	$ 97.4	$ 90.4	$ 88.7
= EBITDA	**$ 743.2**	$1,016.7	$ 945.6	$ 793.6	$ 673.7
Operating earnings before restructuring and other	**$ 638.2**	$ 930.3	$ 848.2	$ 703.2	$ 585.0
+ depreciation and amortization	**$ 124.7**	$ 121.0	$ 97.4	$ 90.4	$ 88.7
= EBITDA before restructuring and other	**$ 762.9**	$1,051.3	$ 945.6	$ 793.6	$ 673.7
Capital expenditures	**$ 99.3**	$ 108.0	$ 78.1	$ 60.8	$ 69.9
Total assets	**$4,392.8**	$4,626.8	$4,492.6	$3,960.8	$3,600.9
Return on Revenues	**13.7%**	15.6%	16.6%	15.9%	14.6%
Return on revenues before restructuring and other	**14.1%**	16.2%	16.6%	15.9%	14.6%
Return on average assets	**13.7%**	19.6%	20.1%	18.6%	16.3%
Return on average assets before restructuring and other	**14.2%**	20.4%	20.1%	18.6%	16.3%
EBITDA					
Return on revenues	**16.5%**	17.7%	18.5%	17.9%	16.9%
Return on average assets	**16.5%**	22.3%	22.4%	21.0%	18.7%
EBITDA before restructuring and other					
Return on revenues	**16.9%**	18.3%	18.5%	17.9%	16.9%
Return on average assets	**16.9%**	23.1%	22.4%	21.0%	18.7%
Geographic Statistics					
Revenue by destination					
Domestic	**$2,845.5**	$3,716.2	$3,462.3	$3,113.5	$2,884.9
International	**$1,666.4**	$2,039.5	$1,646.1	$1,312.5	$1,152.6

Tools

Financial Statistics ($ in millions)

	2009	2008	2007	2006	2005
Revenues	**$ 557.7**	$ 765.6	$ 794.7	$ 758.6	$ 732.9
Operating earnings	**$ 9.9**	$ 63.3	$ 94.0	$ 85.6	$ 66.7
+ depreciation and amortization	**$ 18.7**	$ 20.0	$ 20.2	$ 20.0	$ 20.1
= EBITDA	**$ 28.6**	$ 83.3	$ 114.2	$ 105.6	$ 86.8
Operating earnings before restructuring	**$ 18.5**	$ 81.1	$ 94.0	$ 85.6	$ 66.7
+ depreciation and amortization	**$ 18.7**	$ 20.0	$ 20.2	$ 20.0	$ 20.1
= EBITDA before restructuring	**$ 37.2**	$ 101.1	$ 114.2	$ 105.6	$ 86.8
Capital expenditures	**$ 8.7**	$ 10.6	$ 10.0	$ 9.1	$ 12.4
Total assets	**$ 581.1**	$ 619.0	$ 689.5	$ 686.6	$ 700.5
Return on Revenues	**1.8%**	8.3%	11.8%	11.3%	9.1%
Return on revenues before restructuring	**3.3%**	10.6%	11.8%	11.3%	9.1%
Return on average assets	**1.6%**	9.7%	13.7%	12.3%	9.3%
Return on average assets before restructuring	**3.1%**	12.4%	13.7%	12.3%	9.3%
EBITDA					
Return on revenues	**5.1%**	10.9%	14.4%	13.9%	11.8%
Return on average assets	**4.8%**	12.7%	16.6%	15.2%	12.1%
EBITDA before restructuring					
Return on revenues	**6.7%**	13.2%	14.4%	13.9%	11.8%
Return on average assets	**6.2%**	15.5%	16.6%	15.2%	12.1%
Geographic Statistics					
Revenue by destination					
Domestic	**$ 267.8**	$ 363.7	$ 417.3	$ 415.6	$ 420.0
International	**$ 289.9**	$ 401.9	$ 377.4	$ 343.0	$ 312.9

These financial highlights contain non-GAAP financial measures. See the reconciliation of these measures to the most directly comparable GAAP measure on p. 14 of this report.

Leadership 2009

Cooper Industries plc

Board of Directors

Stephen G. Butler 1, 4
Retired Chairman and Chief Executive, KPMG, LLP

Robert M. Devlin 2, 3
Chairman, Curragh Capital Partners
Principal Owner and Director, Forethought Financial Group

Ivor J. Evans 3, 4
Partner, Thayer Capital Partners
Retired Vice Chairman, Union Pacific Corporation

Kirk S. Hachigian 2
Chairman, President and Chief Executive Officer, Cooper Industries plc

Linda A. Hill 3
Professor, Harvard Business School

Lawrence D. Kingsley 1
Chairman, President and Chief Executive Officer, IDEX Corporation

James J. Postl 1
Retired President and Chief Executive Officer
Pennzoil Quaker State Company

Dan F. Smith 2, 3
Chairman, Kraton Performance Polymers Inc.
Former Chairman, President and Chief Executive Officer
Lyondell Chemical Company

Gerald B. Smith 2, 3, 4
Chairman and Chief Executive Officer, Smith Graham & Company

Mark S. Thompson 4
Chairman, President and Chief Executive Officer
Fairchild Semiconductor International, Inc.

James R. Wilson 1
Retired Chairman, President and Chief Executive Officer
Cordant Technologies Inc.

1 Member of the Audit Committee
2 Member of the Executive Committee
3 Member of the Management Development and Compensation Committee
4 Member of the Committee on Nominations and Corporate Governance

Management Team

Senior Management

Kirk S. Hachigian
Chairman, President and Chief Executive Officer

Terry A. Klebe
Senior Vice President and Chief Financial Officer

C. Thomas O'Grady
Senior Vice President, Business Development

Bruce M. Taten
Senior Vice President, General Counsel and Chief Compliance Officer

James P. Williams
Senior Vice President, Human Resources

Division Presidents

Kris Beyen
President, Cooper Safety, Royal Leamington Spa, Warwickshire, England

Grant Gawronski
President, Cooper Crouse-Hinds, Syracuse, New York

Ivo Jurek
President, Cooper Bussmann, Ellisville, Missouri

Kevin C. Kissling
President, Cooper B-Line, Highland, Illinois

David L. Pawl
President, Cooper Wiring Devices, Peachtree City, Georgia

Neil Schrimsher
Executive Vice President, Cooper Connection and
President, Cooper Lighting, Peachtree City, Georgia

Michael A. Stoessl
Group President, Cooper Power Systems, Waukesha, Wisconsin

Laura K. Ulz
Vice President, Operations and President, Cooper Tools,
Apex, North Carolina

Corporate Officers

David T. Gunther
Vice President, Internal Audit

Terrance V. Helz
Associate General Counsel and Secretary

Rick L. Johnson
Vice President, Controller and Chief Accounting Officer

Tyler W. Johnson
Vice President and Treasurer

John B. Reed
Vice President, Taxes

Melissa Scheppele
Vice President, Business Systems

Robert L. Taylor
Chief Marketing Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 1-31330

Cooper Industries plc

(Exact Name of Registrant as Specified in Its Charter)

Ireland	**98-0632292**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)
5 Fitzwilliam Square	**Dublin 2, Ireland**
(Address of Principal Executive Offices)	(Zip Code)

713/209-8400
(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Shares, $0.01 par value	**The New York Stock Exchange**
Rights to Purchase Preferred Shares	**The New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes _X_ No ___

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ___ No _X_

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes _X_ No ___

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes _X_ No ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. _X_

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.

Large accelerated filer [X] Accelerated filer [ ] Non-accelerated filer [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ___ No _X_

The aggregate value of the registrant's voting and non-voting common equity held by non-affiliates of the registrant as of June 30, 2009 was $5,150,057,732 based on the closing sale price as reported on the New York Stock Exchange.

Number of registrant's common shares outstanding as of January 31, 2010 – 167,166,953 common shares.

DOCUMENTS INCORPORATED BY REFERENCE

Cooper Industries plc Proxy Statement to be filed for the Annual Meeting of Shareholders to be held on April 27, 2010 (Part II – Item 5(a), Part III – Items 10, 11, 12, 13 and 14)

TABLE OF CONTENTS

PART I

Our internet address is www.cooperindustries.com. We make available free of charge through our website our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission (the "SEC"). In addition, documents relating to our corporate governance (such as committee charters, governance guidelines and other internal policies) can be found on our website. The SEC maintains an internet site (www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

FORWARD-LOOKING STATEMENTS

We often discuss expectations regarding our future markets, demand for our products and services, and our performance in our annual and quarterly reports, press releases, and other written and oral statements. Statements that relate to matters that are not historical facts are "forward-looking statements" within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act. These "forward-looking statements" are based on an analysis of currently available competitive, financial and economic data and our operating plans. They are inherently uncertain and investors should recognize that events and actual results could turn out to be significantly different from our expectations. By way of illustration, when used in this document, words such as "anticipate," "believe," "expect," "plan," "intend," "estimate," "project," "will," "should," "could," "may," "predict" and similar expressions are intended to identify forward-looking statements.

This Annual Report on Form 10-K, including Management's Discussion and Analysis of Financial Condition and Results of Operations, includes forward-looking statements. Forward-looking statements include, but are not limited to, any statements regarding future revenues, costs and expenses, earnings, earnings per share, margins, cash flows, dividends and capital expenditures. Important factors which may affect the actual results include, but are not limited to, political developments, market and economic conditions, changes in raw material, transportation and energy costs, industry competition, the ability to execute and realize the expected benefits from strategic initiatives including revenue growth plans and cost control and productivity improvement programs, the ability to develop and introduce new products, the magnitude of any disruptions from manufacturing rationalizations, changes in mix of products sold, mergers and acquisitions and their integration into Cooper, the timing and amount of any stock repurchases by Cooper, changes in financial markets including currency exchange rate fluctuations, changing legislation and regulations including changes in tax law, tax treaties or tax regulations, and the resolution of potential liabilities and insurance recoveries resulting from on-going Pneumo-Abex related asbestos claims.

The above description of risks and uncertainties is by no means all-inclusive, but is designed to highlight what we believe are important factors to consider. For a more detailed description of risk factors, please see *Part I — Item 1A. — Risk Factors.*

Unless the context requires otherwise, references in this Annual Report on Form 10-K to "we," "us," "our," "the Company," or "Cooper" means Cooper Industries plc and, where the context requires, includes our subsidiaries.

ITEM 1. BUSINESS

GENERAL

The term "Cooper" refers to the registrant, Cooper Industries plc, which was incorporated under the laws of Ireland on June 4, 2009, and became the successor-registrant to Cooper Industries, Ltd. on September 9, 2009. Cooper Industries, Ltd. was incorporated under the laws of Bermuda on May 22, 2001, and became the successor registrant to Cooper Industries, Inc. on May 22, 2002.

In June 2009, our Board of Directors approved moving Cooper's place of incorporation from Bermuda to Ireland. This move was part of a reorganization that created a newly formed Irish company,

Cooper Industries plc. We completed the first step in this reorganization by establishing our tax residency in Ireland in December 2008. At a Special Shareholders' Meeting on August 31, 2009, shareholders voted in favor of completing the reorganization pursuant to which all Cooper Industries, Ltd. Class A common shares held by public shareholders would be cancelled and all holders of such shares would receive ordinary shares of Cooper Industries plc on a one-for-one basis. The reorganization transaction was completed on September 8, 2009, following approval from the Supreme Court of Bermuda, at which time Cooper Industries plc replaced Cooper Industries, Ltd. as the ultimate parent company. On October 19, 2009, the Irish High Court approved the reduction of share premium (similar to additional paid-in-capital) to establish distributable reserves in the statutory balance sheet of Cooper Industries plc. The establishment of distributable reserves was required to enable the Company to pay dividends and repurchase shares in the future.

We believe being an Irish company offers increased strategic flexibility and operational benefits as we continue to expand the growing international portion of our business. We do not expect the reorganization to have any material impact on our financial results. Shares of the Irish company, Cooper Industries plc, began trading on the New York Stock Exchange on September 9, 2009 under the symbol "CBE", the same symbol under which Cooper Industries, Ltd. shares were previously traded. Cooper Industries plc remains subject to the U.S. Securities and Exchange Commission reporting requirements, the mandates of the Sarbanes-Oxley Act and applicable corporate governance rules of the New York Stock Exchange.

Cooper operates in two business segments: Electrical Products and Tools. Cooper manufactures markets and sells its products and provides services throughout the world. Cooper has manufacturing facilities in 23 countries and currently employs approximately 28,200 people. Operations in the United States are conducted by wholly-owned subsidiaries of Cooper, organized by the two business segments. Activities outside the United States contribute significantly to the revenues and operating earnings of both segments of Cooper. These activities are conducted in major industrialized countries by wholly-owned subsidiaries and jointly-owned companies, the management of which is structured through Cooper's two business segments. As a result of operations outside the United States, sales and distribution networks are maintained throughout most of the industrialized world. Cooper generally believes that there are no substantial differences in the business risks associated with operations outside the United States compared with United States activities, although Cooper is subject to certain political and economic uncertainties encountered in activities outside the United States, including trade barriers and restrictions on the exchange and fluctuations of currency. Cooper generates the most non-U.S. revenues in the United Kingdom, Germany, Canada, Mexico, France and the Asia Pacific region. Cooper has operations in India and China and has several majority-owned joint ventures with operations in China. Investments in emerging markets such as India and China are subject to greater risks related to economic and political uncertainties as compared to most countries where Cooper has operations. Exhibit 21.0 contains a list of Cooper's significant subsidiaries.

Financial information with respect to Cooper's industry segments and geographic areas is contained in Note 15 of the Notes to the Consolidated Financial Statements. A discussion of acquisitions and divestitures is included in Notes 3 and 16 of the Notes to the Consolidated Financial Statements.

With its two business segments, Cooper serves four major markets: the industrial, commercial, utility and residential markets. Cooper also serves the electronics and telecommunications markets. Markets for Cooper's products and services are worldwide, though the United States is the largest market. Within the United States, there is no material geographic concentration by state or region. Cooper experiences substantial competition in both of its business segments. The number and size of competitors vary considerably depending on the product line. Cooper cannot specify with exactitude the number of competitors in each product category or their relative market position. However, most operating units experience significant competition from both larger and smaller companies with the key competitive factors being customer and end-user service, price, quality, brand name and availability. Cooper considers its reputation as a manufacturer of a broad line of quality products and premier brands to be an important factor in its businesses. Cooper believes that it is among the leading manufacturers in the world of electrical distribution equipment, support systems, hazardous duty electrical equipment, lighting fixtures, emergency lighting, fuses, nonpower hand tools and industrial power tools.

Cooper's research and development activities are for purposes of improving existing products and services and originating new products. During 2009, approximately $141.1 million was spent for research and development activities as compared with approximately $141.8 million in 2008 and $105.7 million in 2007. Cooper obtains and holds patents on products and designs in the United States and many other countries where operations are conducted or products are sold. Although in the aggregate Cooper's patents are important in the operation of its businesses, the loss by expiration or otherwise of any one patent or license or group of patents or licenses would not materially affect its business.

Cooper does not presently anticipate that compliance with currently applicable environmental regulations and controls will significantly change its competitive position, capital spending or earnings during 2010. Cooper has been a party to administrative and legal proceedings with governmental agencies that have arisen under statutory provisions regulating the discharge or potential discharge of material into the environment. Orders and decrees consented to by Cooper, or currently under negotiation with state regulatory agencies, have contained agreed-upon timetables for fulfilling reporting or remediation obligations or maintaining specified air and water discharge levels in connection with permits for the operations of various plants. Cooper believes it is in compliance with the orders and decrees, and such compliance is not material to the business or financial condition of Cooper. For additional information concerning Cooper's accruals for environmental liabilities, see Note 7 of the Notes to the Consolidated Financial Statements.

Approximately 60 percent of the United States hourly production work force of Cooper is employed in 43 manufacturing facilities, distribution centers and warehouses not covered by labor agreements. Numerous agreements covering approximately 40 percent of all hourly production employees exist with 15 bargaining units at 17 operations in the United States. We also have agreements with various unions at 20 operations in other countries. During 2009, new agreements were concluded covering hourly production employees at 8 operations in the United States. Cooper considers its employee relations to be excellent.

Sales backlog at December 31, 2009 was approximately $573.9 million, all of which is for delivery during 2010, compared with backlog of approximately $678.9 million at December 31, 2008.

The following describes the business conducted by each of Cooper's business segments. Additional information regarding the products, markets and distribution methods for each segment is set forth in the table at the end of this Item. Information concerning market conditions, as well as information concerning revenues and operating earnings for each segment, is included under "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations."

Electrical Products

The Electrical Products segment manufactures, markets and sells electrical and circuit protection products, including fittings, support systems, enclosures, specialty connectors, wiring devices, plugs, receptacles, lighting fixtures and controls, hazardous duty electrical equipment, intrinsically safe explosion proof instrumentation, fuses, emergency lighting, fire detection and mass notification systems and security products for use in residential, commercial and industrial construction, maintenance and repair applications. The segment also manufactures markets and sells products for use by utilities and in industry for electrical power transmission and distribution, including distribution switchgear, transformers, transformer terminations and accessories, capacitors, voltage regulators, surge arresters, energy automation solutions and other related power systems components.

The principal raw material requirements include: steel, copper, aluminum, aluminum ingots, brass, tin, lead, plastics, electronic components and insulating materials including transformer oil. These raw materials are available from and supplied by numerous sources located in the United States and other countries, although there are limited sources of supply for electrical core steel and transformer oil that Cooper uses in electrical power transmission and distribution products.

Demand for electrical products follows general economic conditions and is generally sensitive to activity in the commercial and residential construction markets, industrial production levels, electronic component production and spending by utilities for replacements, expansions and efficiency improvements. The segment's product lines are marketed directly to original equipment manufacturers and utilities and to a variety of end users through major distributor chains, retail home centers, hardware outlets and thousands of independent distributors.

Tools

The Tools segment manufactures markets and sells hand tools for industrial, construction, electronics and consumer markets; automated assembly systems for industrial markets; and electric and pneumatic industrial power tools, related electronics and software control and monitoring systems for general industry, primarily automotive and aerospace manufacturers.

The principal raw material requirements include: flat and bar stock steel, brass, copper, fiberglass, aluminum, metal castings and forgings, wood, plastic pellets and plastic sheet. These materials are available from and supplied by numerous sources located in the United States and other countries.

Demand for nonpowered hand tools, assembly systems and industrial power tools are driven by employment levels and industrial activity in major industrial countries and by consumer spending. In addition, demand for industrial power tools is influenced by automotive and aerospace production and general industrial production. The segment's products are sold by the company's sales force, independent distributors and retailers.

COOPER INDUSTRIES PLC
PRODUCTS, MARKETS AND DISTRIBUTION METHODS BY SEGMENT
Electrical Products - Major Products and Brands

Access Cabinets electrical enclosures
Ametrix architectural asymmetric lighting
Antares dimming lighting controls
Arktite and **eXLink** plugs and receptacles
Arrow Hart commercial and industrial wiring devices and power connection products
ArrowLink modular wiring devices
Aspire and **Siena** decorative wiring devices
Aspire RF radio frequency controls, switches and receptacles
AtLite commercial, exit and emergency lighting
AutoGrip commercial-grade plugs and connectors
Axent architectural lighting
Blessing emergency lighting systems
B-Line support systems, enclosures, fasteners
Burton undersea connectors
Bussmann and **Buss** electrical and electronic fuses, fuse holders, and accessories
Buzznut labor saving fasteners
Cam-Lok electrical power connectors
Cannon Technologies automated distribution solutions
Capri cable accessories and flexible conduits
CEAG emergency lighting systems and explosion protected electrical materials
CEAG emergency lighting systems and explosion protected electrical materials
Cent-R-Rail and **Redi-Rail** metal rack units and cable trays
Cent-R-Rail cable tray system
Champ and **Hazard-Gard** HID and fluorescent lighting
Chico conduit sealing compound
Coiltronics inductors and transformers for the electronics industry
Condulet fittings and outlet bodies
Cooper Interconnect specialty connectors and cables
Cooper Wiring Devices residential, commercial and industrial wiring devices and power connection products
CORE Controls dimmers, occupancy sensors, RF and integrated control systems
Corelite indirect/direct linear& recessed lighting
Crompton lighting fixtures
Crouse-Hinds and **CEAG** electrical construction materials and aviation lighting products
CSA security systems and fire detection systems
CUBEFuse fuse and fuse holder system
Cybectec substation integration and automation solutions
CYME International Power Engineering Software
Domex and **Domex Ground** electrical construction materials and ground systems
Domex Bond Rojo coated conduit system (total protection against corrosion)
Dura-Blok rooftop supports
Dura-Clean washdown support systems
Dura-Cooper and **Dura-Green** epoxy coatings
E2 and **EC2** electronic enclosures
Edison electrical and electronic fuses, fuse holders and accessories
Edison relays and fusegear
ELLK 92 explosion protected fluorescent light fixture
Enviroshield and **Premier** electrical enclosure
Envirotemp FR3 fire resistant, dielectric fluid
Envirotran liquid filled transformers
Exactra panel boards
EX-Cell and **NexT** industrial enclosures
F.A.S.T. underfloor cable tray system
Fail-Safe confinement, vandal-resistant, clean room and medical lighting
Flex Station panel boards
Flextray wire mesh cable tray
Fulleon and **Nugelec** fire detection systems
Fusetron, **Limitron**, **Low-Peak** and **Xi'an** electrical fuses
G&H Technology specialty connectors
General Connectors military connectors
Grate-Lock interlocking grating system
Greengate energy management lighting controls
Grip-Strut safety grating
Halo recessed downlighting, track and surface lighting
Hart-Lock and **Power-Lock** locking devices
Hart-Lock electrical receptacles, caps, connectors and accessories
Hyundai explosion-proof electrical products
iLight architectural lighting controls (International)
iLumin architectural lighting controls (North America)
InVision overcurrent protective device monitoring system for industry
Invue outdoor architectural area /site, decorative and floodlighting
io architectural LED lighting
Iris architectural residential recessed downlighting
JSB and **Menvier** emergency lighting and fire detection systems
Kearney connectors, switches, fuses and cutouts
Kwik Clip pipe and conduit supports
Kwik-Wire cable support systems
Kyle distribution switchgear
Lumark indoor and outdoor industrial, area /site, security and floodlighting
Lumière architectural landscape lighting
Luminox emergency lighting
LynxPower industrial connectivity
MagneX interrupting devices
Magnum power distribution blocks and power terminal blocks
McGraw-Edison outdoor architectural area /site, garage and floodlighting
McGraw-Edison transformer components, cable accessories and fuses
MEDC signals and alarms
MediaSync multi-media wiring systems
Metalux commercial and industrial fluorescent lighting
M-Force switches
Mini-Line miniature over-molded connectors-cord sets
MTL intrinsically safe interfacing products and instrumentation
MTL Surge Technologies and **Atlantic Scientific** surge protection equipment
MWS modular wiring systems
Myers electrical hubs
Neo-Ray architectural indirect/direct linear, recessed and surface lighting
Nortem electrical construction materials
NOVA reclosers, sectionalizers and switches
OMNEX wireless signal technology and products
Optima fuse holder
PDS commercial recessed downlighting
Perf-O Grip plank metal grating
PolySurg polymer-based ESD suppression devices for the electronics industry
Portfolio architectural commercial recessed downlighting
Posi-Break electrical connectors
Posi-Lok electrical connector panel units
Power-Lock wiring devices, receptacles, caps and covers
PowerPlus panel boards
PowerStor supercapacitors for the electronics industry
Pretronica and **Univel** emergency lighting and power systems
Quick Grip OEM plugs and connectors
Quik-Spec electrical gear
RCM + rack cable management systems
Redi-Rail cable tray system
Regent consumer security lighting
REPEL protected switches and wallplates
RhinoBox temporary power center
Roam Secure personal and regional alerting
Roam Secure text messaging/SMS alerting, automated dialing, desktop alerts, and email notification systems
Royer commercial and industrial wiring devices and power connection products
RSA architectural multi-lamp, recessed, track and linear lighting
Ruff-in prefabricated mounting and support systems
Ruff-in prefabricated mounting and support systems
SAFEPATH voice evacuation systems and accessories
Safety Grip industrial-grade plugs and connectors
SAFETYBasics electrical safety training
Scantronic and **Menvier** security systems
Sedna decorative switches and receptacles
Shaper indoor and outdoor architectural decorative lighting
ShockSentry circuit protection devices
Snap'n Shield insulated pipe supports
SpecOne panel boards
Spectra panel boards
Stabex explosion protected torch
Streetworks outdoor area/roadway lighting
Sure-Lites exit and emergency lighting
SurePower power management and wireless control products for the transportation industry
SurgeBloc electrical protection receptacles and surge suppressors
Traction Tread perforated panel safety grating
UltraSIL and **VariSTAR** surge arresters
VaporGard incandescent clear globe lighting fixtures
V-Line electronic cabinets
WAVES mass notification systems and accessories
WeatherBox while-in-use outdoor boxes and covers
Wheelock fire and security notification appliances, devices and signals
X-Switch NSF certified motor control switch
Yukon software platform
Zero 88 theatrical lighting controls

Tools - Major Products and Brands

Airetool, Automated Systems, Cleco, DGD, Dotco and **Gardner-Denver** industrial power tools and assembly equipment
Apex fastening tools and universal joints
Atila screwdrivers
Atkins hacksaws
Belzer pliers, wrenches, sockets and drivers
Buckeye material removal tools and fixed drills
Campbell chains, blocks, clamps, and fittings
Caulk Master air-powered dispensing guns
Collins machetes, shovels, and axes
Crescent wrenches, pliers, drivers, and tool sets
Diamond horseshoes and farrier tools
Disston garden tools, saws, pliers, wrenches, and bits
Doler and **Quackenbush** advanced drilling equipment
Erem precision cutters and tweezers
Filtronic fume extraction equipment
Geta fastening tools
K&F files and rasps
Kahnetics dispensing equipment
Lufkin measuring tools
Master Power industrial air tools
Mayle wrenches, pliers, drivers, and tool sets
Metromex saws, trowels, and measuring tools
Metronix servos, drivers and speed controls
Nicholson files, rasps, and saws
Onix Plata hacksaws
Plumb hammers and hatchets
Recoules cutters and drilling tools
Rotor Tool fixtured and portable assembly equipment
Scala precision measurement tools
Utica torque measurement and control tools
Weller soldering tools, rework/repair tools, and fume extraction equipment
Wire Wrap solderless connection equipment
Wiss and **H.K. Porter** cutting products
Xcelite screwdrivers, nutdrivers, pliers, and tool kits

* Gardner-Denver is a registered trademark of Gardner Denver, Inc. and is used by Cooper Industries under license.

ELECTRICAL PRODUCTS

Major Markets

Fuses and circuit protection products are utilized in products for the construction, industrial, transportation and consumer markets and by manufacturers in the electrical, electronic, telecommunications and transportation industries. Lighting fixtures are utilized in residential construction, industrial, institutional and commercial building complexes, shopping centers, parking lots, roadways, and sports facilities. Electrical power products are used by utilities and commercial and industrial power users. Electrical construction materials are used in commercial, residential and industrial projects, by utilities, airports and wastewater treatment plants and in the process and energy industries. Emergency lighting, fire detection and security systems are installed in residential, commercial and industrial applications. Support systems and enclosures are used in industrial, commercial and telecommunications complexes. Wiring devices are used in the construction, renovation, maintenance and repair of residential, commercial, industrial and institutional buildings.

Principal Distribution Methods

Products are sold through distributors for use in general construction and renovation, plant maintenance, process and energy applications, shopping centers, parking lots, sports facilities, and data processing and telecommunications systems; through distributors and direct to utilities and manufacturers for use in electronic equipment for consumer, industrial, government and military applications; through distributors and direct to retail home centers and hardware outlets; and direct to original equipment manufacturers of appliances, tools, machinery and electronic equipment.

TOOLS

Major Markets

Power tools and assembly systems are used by general industrial manufacturers, particularly durable goods producers and original equipment manufacturers, such as those in the aerospace and automobile industries. Hand tools are used in a variety of industrial, electronics, agricultural, construction and consumer applications.

Principal Distribution Methods

Products are sold through distributors and agents to general industry, particularly automotive and aircraft; through distributors and wholesalers to hardware stores, lumberyards and department stores; and direct to original equipment manufacturers, home centers, specialty stores, department stores, mass merchandisers and hardware outlets.

ITEM 1A. RISK FACTORS

Our financial condition and performance are subject to various risks and uncertainties, including the risk factors described below. We may amend or supplement the risk factors from time to time by other reports that we file with the SEC in the future.

Our Businesses Are Subject to Competitive Pressures.

Our businesses operate in markets that are highly competitive, and we compete on the basis of price, quality, service, innovation and/or brand name across the industries and markets served. Some of our competitors for certain products have greater sales, assets and financial resources than we do. Competitive pressures could affect prices we charge our customers or demand for our products, which could adversely affect our operating results.

Demand for Our Products Is Sensitive to the Economic Conditions in the Markets We Serve.

Demand for electrical products follows general economic conditions and is generally sensitive to activity in the commercial and residential construction and renovation markets, industrial production levels, electronic component production and spending by utilities for replacements, expansions and efficiency improvements. Demand for non-powered hand tools, assembly systems and industrial power tools is driven by employment levels, industrial activity and consumer spending. In addition, demand for industrial power tools is influenced by automotive and aerospace production. Reduced demand due to economic and market conditions could adversely affect our results of operations.

Development and Introduction of New Products and Solutions Affect our Ability to Grow Revenues and Improve Profitability.

Development and introduction of new products that increase our customer's productivity and efficiency, provide enhanced energy efficiency, introduce new technology solutions, enhance safety and conform to electrical standards in regions and local countries contribute significantly to our revenue growth and profitability. We continually invest in new products and solutions and are not dependent upon the success of any one product or solution. However, our overall success depends on continuous new products and solutions being introduced and accepted by our customers.

Price Increases or Significant Shortages of Raw Materials and Components Could Adversely Affect Our Operating Costs and the Competitive Position of Our Products.

Our major requirements for raw materials include steel, copper, aluminum, electronic components and plastics and, to a lesser degree brass, tin, lead, fiberglass and insulating materials including transformer oil. We have multiple sources of supply for each of our major requirements, although there are limited sources of supply for electrical core steel and transformer oil that Cooper uses in electrical power transmission and distribution products. Significant shortages could disrupt the supply of raw materials or price increases could affect prices we charge our customers, our product costs, and the competitive position of our products and services, which could adversely affect our results of operations.

Operations and Supply Sources Located Outside the United States, Particularly Emerging Markets, Are Subject to Increased Risks.

Our operating activities outside the United States contribute significantly to our revenues and earnings. Serving a global customer base and remaining competitive in the global market place requires that we place more production in countries other than the United States, including emerging markets, to capitalize on market opportunities and maintain a cost-efficient structure. In addition, we source a significant amount of raw materials and other components from third-party suppliers or majority-owned joint-venture operations in low-cost countries. Our operations outside the United States could be disrupted by a natural disaster, labor strike, war, political unrest, terrorist activity or public health concerns. Operations outside the United States are also subject to certain regulatory and economic uncertainties including trade barriers and restrictions on the exchange and fluctuations of currency. We believe that our operations in emerging markets such as China and India are subject to greater risks related to these political and economic uncertainties as compared to most countries where Cooper has operations.

Our Key Strategic Initiatives Affect Our Ability to Grow Revenues, Control Costs and Improve Productivity.

Our operating model is built on a platform of key strategic initiatives that are designed to grow revenues, control costs and improve productivity. Our ability to execute and realize the expected benefits from our strategic initiatives affects our revenues and operating costs. Also, our operations could be disrupted by manufacturing rationalizations.

We Engage in Acquisitions and May Encounter Difficulties in Integrating These Businesses.

We are a company that, from time to time, seeks to grow through strategic acquisitions. The success of these transactions depends on our ability to integrate the assets and personnel acquired in these transactions. We may encounter difficulties in integrating acquisitions with our operations and may not realize the degree or timing of the benefits that we anticipated from an acquisition.

We Have Liability Exposure for Asbestos-Related Claims.

We have owned businesses that produced and sold products that contained asbestos. We, therefore, have potential liability arising from individuals claiming illnesses from exposure to asbestos. Insurance policies satisfy portions of the claim settlements and related legal costs. Many of the asbestos claims arise from our former Abex Friction Products business that was sold to Federal-Mogul Corporation and was subject to Federal-Mogul Corporation's bankruptcy plan of reorganization. On September 30, 2008, the Bankruptcy Court issued a ruling denying the Plan A Settlement, resulting in Cooper not participating in the Federal-Mogul 524(g) trust and instead proceeding with the Plan B Settlement under which Cooper resolves through the tort system the asbestos-related claims arising from the Abex Friction product line that was sold to Federal-Mogul in 1998.

As a result of the Bankruptcy Court ruling, Cooper adjusted its accounting in the third quarter of 2008 to reflect the Plan B Settlement. The amounts recorded by Cooper for its asbestos liability and related insurance receivables rely on various assumptions. The key assumptions include the number and type of new claims filed each year, the average indemnity and defense costs of resolving claims, the number of years these assumptions are projected into the future, and the resolution of ongoing negotiations of additional settlement or coverage-in-place agreements with insurance carriers. Assumptions with respect to these variables are subject to greater uncertainty as the projection period lengthens. Other factors that may affect Cooper's liability and ability to recover under its insurance policies include uncertainties surrounding the litigation process from jurisdiction to jurisdiction and from case to case, reforms that may be made by state and federal courts, and the passage of state or federal tort reform legislation. Cooper's actual asbestos costs or insurance recoveries could be significantly higher or lower than those recorded if the assumptions used in the estimation process vary significantly from actual results over time. Cooper reviews these assumptions on a periodic basis to determine whether any adjustments are required to the estimates of its recorded asbestos liability and related insurance receivables. Further information regarding Cooper's asbestos liability is discussed under Item 3 – Legal Proceedings.

We Are Subject To Litigation and Environmental Regulations That Could Adversely Impact Our Operating Results.

We are, and may in the future be, a party to a number of legal proceedings and claims, including those involving product liability, tort, employment claims, intellectual property claims, and environmental matters, several of which claim, or may in the future claim, significant damages. Given the inherent uncertainty of litigation, we can offer no assurance that existing litigation or a future adverse development will not have a material adverse impact. We also are subject to various laws and regulations relating to environmental protection and the discharge of materials into the environment, and we could incur substantial costs as a result of the noncompliance with or liability for cleanup or other costs or damages under environmental laws.

Our operations and facilities are subject to numerous state and federal environmental laws, rules and regulations, including, without limitation, laws concerning the containment and disposal of hazardous substances and other waste materials. We employ personnel responsible for monitoring environmental compliance and arranging for remedial actions that may be required from time to time and also use consultants to advise on and assist with our environmental compliance efforts. Liabilities are recorded when the need for environmental assessments and/or remedial efforts become known or probable and the cost can be reasonably estimated.

Laws protecting the environment generally have become more stringent than in the past and are expected to continue to become more so. Violation of environmental laws and regulations can lead to the imposition of administrative, civil or criminal penalties, remedial obligations, and in some cases injunctive relief. Such violations could also result in liabilities for personal injuries, property damage, and other costs and claims. Under the Comprehensive Environmental Response, Compensation and Liability Act, also known as CERCLA or Superfund, and related state laws and regulations, liability can be imposed jointly on the entire group of responsible parties or separately on any one of the responsible parties, without regard to fault or the legality of the original conduct on certain classes of persons that contributed to the release of a "hazardous substance" into the environment. Under CERCLA, such persons may be liable for the costs of cleaning up the hazardous substances that have been released into the environment and for damages to natural resources.

Inability to Maintain Access to Capital Markets May Adversely Affect Our Business and Financial Results.

Our ability to invest in our businesses, make strategic acquisitions and refinance maturing debt obligations may require access to the capital markets and sufficient bank credit lines to support short-term borrowings. If we are unable to access the capital markets, we could experience a material adverse affect on our business and financial results.

Risks relating to Cooper's Jurisdiction of Incorporation.

Legislative and regulatory action could materially adversely affect us.

Legislative and regulatory action may be taken in the U.S. which, if ultimately enacted, could override tax treaties upon which we rely or broaden the circumstances under which we would be considered a U.S. resident, each of which could materially and adversely affect our effective tax rate and/or require us to take further action, at potentially significant expense, to seek to preserve our effective tax rate. We cannot predict the outcome of any specific legislative or regulatory proposals. However, if proposals were enacted that had the effect of disregarding the reincorporation to Ireland or limiting our ability as an Irish company to take advantage of tax treaties with the U.S., we could be subjected to increased taxation and/or potentially significant expense.

The U.S. Federal Government and certain states and municipalities have enacted legislation intended to deny federal funding and government contracts to U.S. companies that reincorporate outside the U.S. For instance, the Financial Services and General Government Appropriations Act for fiscal year 2010 signed into law in December 2009 includes a provision that prohibits government contracts with U.S. companies that have reincorporated outside the United States. We cannot provide any assurance that the impact on us of any adopted or proposed legislation in this area will not be materially adverse to our operations.

In addition, there continues to be negative publicity regarding, and criticism of, companies that conduct substantial business in the U.S. but are domiciled in countries that do not have tax treaties with the United States, like Bermuda. We cannot assure you that moving our jurisdiction of incorporation to Ireland in September 2009 will eliminate the risk that we may be subject to similar criticism.

We may not be able to maintain a competitive worldwide effective corporate tax rate.

We believe that the Irish reincorporation should improve our ability to maintain a competitive worldwide effective corporate tax rate. We cannot give any assurance as to what our effective tax rate will be, however, because of, among other things, uncertainty regarding the tax policies of the jurisdictions where we operate. Our actual effective tax rate may vary from this expectation and that variance may be material. Additionally, the tax laws of Ireland and other jurisdictions could change in the future, and such changes could cause a material change in our effective tax rate.

Irish law differs from the laws in effect in the United States and may afford less protection to holders of our securities.

It may not be possible to enforce court judgments obtained in the United States against us in Ireland based on the civil liability provisions of the U.S. federal or state securities laws. In addition, there is some uncertainty as to whether the courts of Ireland would recognize or enforce judgments of U.S. courts obtained against us or our directors or officers based on the civil liabilities provisions of the U.S. federal or state securities laws or hear actions against us or those persons based on those laws. We have been advised that the United States currently does not have a treaty with Ireland providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any U.S. federal or state court based on civil liability, whether or not based solely on U.S. federal or state securities laws, would not automatically be enforceable in Ireland. The following requirements must be met before the foreign judgment will be deemed to be enforceable in Ireland:

- The judgment must be for a definitive sum;
- The judgment must be final and conclusive; and
- The judgment must be provided by a court of competent jurisdiction.

As an Irish company, Cooper Industries plc is governed by the Irish Companies Act, which differs in some material respects from laws generally applicable to U.S. corporations and shareholders, including, among others, differences relating to shareholder lawsuits. The duties of directors and officers of an Irish company generally are owed to the company only. Shareholders of Irish companies generally do not have a personal right of action against directors or officers of the company and may exercise such rights of action on behalf of the company only in limited circumstances. Accordingly, holders of Cooper Industries plc securities may have more difficulty protecting their interests than would holders of securities of a corporation incorporated in a jurisdiction in the United States.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 2. PROPERTIES

On December 31, 2009, the plants and other facilities used by Cooper throughout the world contained an aggregate of approximately 20.8 million square feet of space, of which approximately 79 percent was owned and 21 percent was leased. The charts on the next page show the number of employees, square footage of facilities owned and leased and location of manufacturing facilities for each industry segment.

Segment	Number of Employees	Number and Nature of Facilities				Square Footage of Plants and Facilities (in millions)	
		Manufacturing	Warehouse	Sales	Other	Owned	Leased
Electrical Products	23,991	105	28	82	4	12.4	4.0
Tools	3,655	23	4	9	-	4.0	0.3
Other	609	-	-	-	3	-	0.1
Total	28,255	128	32	91	7	16.4	4.4

* Multi-purpose facilities at a single location are listed in each applicable column.

Manufacturing Plant Locations

Segment	United States	Europe (Other Than UK)	United Kingdom	Mexico	South America	Australia	Canada	China	Republic of China	India	Korea	Singapore	Saudi Arabia
Electrical Products	49	12	12	10	2	2	3	8	1	3	1	1	1
Tools	10	6	-	3	2	1	-	1	-	-	-	-	-
Total	59	18	12	13	4	3	3	9	1	3	1	1	1

* Some facilities are shared by Electrical Products and Tools operations.

ITEM 3. LEGAL PROCEEDINGS

Item 1. Legal Proceedings

Discontinued Operations Liability

In October 1998, Cooper sold its Automotive Products business to Federal-Mogul Corporation ("Federal-Mogul"). These discontinued businesses (including the Abex Friction product line obtained from Pneumo-Abex Corporation ("Pneumo") in 1994) were operated through subsidiary companies, and the stock of those subsidiaries was sold to Federal-Mogul pursuant to a Purchase and Sale Agreement dated August 17, 1998 ("1998 Agreement"). In conjunction with the sale, Federal-Mogul indemnified Cooper for certain liabilities of these subsidiary companies, including liabilities related to the Abex Friction product line and any potential liability that Cooper may have to Pneumo pursuant to a 1994 Mutual Guaranty Agreement between Cooper and Pneumo. On October 1, 2001, Federal-Mogul and several of its affiliates filed a Chapter 11 bankruptcy petition. The Bankruptcy Court for the District of Delaware confirmed Federal-Mogul's plan of reorganization and Federal-Mogul emerged from bankruptcy in December 2007. As part of Federal-Mogul's Plan of Reorganization, Cooper and Federal-Mogul reached a settlement agreement that was subject to approval by the Bankruptcy Court resolving Federal-Mogul's indemnification obligations to Cooper. As discussed further below, on September 30, 2008, the Bankruptcy Court issued its final ruling denying Cooper's participation in the proposed Federal-Mogul 524(g) trust resulting in implementation of the previously approved Plan B Settlement. As part of its obligation to Pneumo for any asbestos-related claims arising from the Abex Friction product line ("Abex Claims"), Cooper has rights, confirmed by Pneumo, to significant insurance for such claims. Based on information provided by representatives of Federal-Mogul and recent claims experience, from August 28, 1998 through December 31, 2009, a total of 147,740 Abex Claims were filed, of which 124,911 claims have been resolved leaving 22,829 Abex Claims pending at December 31, 2009. During the year ended December 31, 2009, 1,565 claims were filed and 2,424 claims were resolved. Since August 28, 1998, the average indemnity payment for resolved Abex Claims was $2,106 before insurance. A total of $167.7 million was spent on defense costs for the period August 28, 1998 through December 31, 2009. Existing insurance coverage currently provides approximately 30% recovery of the total defense and indemnity payments for Abex Claims due to exhaustion of primary layers of coverage and litigation with certain excess insurers, although, in certain periods, insurance recoveries can be higher due to new settlements with insurers.

2005 - 2007

In December 2005, Cooper reached an initial agreement in negotiations with the representatives of Federal-Mogul, its bankruptcy committees and the future claimants (the "Representatives") regarding Cooper's participation in Federal Mogul's proposed 524(g) asbestos trust. By participating in this trust, Cooper would have resolved its liability for asbestos claims arising from Cooper's former Abex Friction Products business. The proposed settlement agreement was subject to court approval and certain other approvals. Future claims would have been resolved through the bankruptcy trust.

Although the final determination of whether Cooper would participate in the Federal-Mogul 524(g) trust was unknown, Cooper's management concluded that, at the date of the filing of its 2005 Form 10-K, the most likely outcome in the range of potential outcomes was a settlement approximating the December 2005 proposed settlement. Accordingly, the accrual for potential liabilities related to the Automotive Products sale and the Federal-Mogul bankruptcy was $526.3 million at December 31, 2005. The December 31, 2005 discontinued operations accrual included payments to a 524(g) trust over 25 years that were undiscounted, and included $215 million of insurance recoveries where insurance in place agreements, settlements or policy recoveries were probable.

Throughout 2006 and 2007, Cooper continued to believe that the most likely outcome in the range of potential outcomes was a revised settlement with Cooper resolving its asbestos obligations through participation in the proposed Federal-Mogul 524(g) trust. While the details of the proposed settlement agreement evolved during the on-going negotiations throughout 2006 and 2007, the underlying principles of the proposed settlement arrangements being negotiated principally included fixed payments to a 524(g) trust over 25 years that were subject to reduction for insurance proceeds received in the future.

As a result of the then current status of settlement negotiations, Cooper recorded a $20.3 million after-tax discontinued operations charge, net of an $11.4 million income tax benefit, in the second quarter of 2006 to reflect the revised terms of the proposed settlement agreement at that time. The discontinued operations accrual was $509.1 million and $529.6 million as of December 31, 2007 and 2006, respectively, and included payments to a 524(g) trust over 25 years that were undiscounted, and included insurance recoveries of $230 million and $239 million, respectively, where insurance in place agreements, settlements or policy recoveries were probable.

The U.S. Bankruptcy Court for the District of Delaware confirmed Federal-Mogul's plan of reorganization on November 8, 2007, and the U.S. District Court for the District of Delaware affirmed the Bankruptcy Court's order on November 14, 2007. As part of its ruling, the Bankruptcy Court approved the Plan B Settlement between Cooper and Federal-Mogul, which would require payment of $138 million to Cooper in the event Cooper's participation in the Federal-Mogul 524(g) trust is not approved for any reason, or if Cooper elected not to participate or to pursue participation in the trust. The Bankruptcy Court stated that it would consider approving Cooper's participation in the Federal-Mogul 524(g) trust at a later time, and that its order confirming the plan of reorganization and approving the settlement between Cooper and Federal-Mogul did not preclude later approval of Cooper's participation in the 524(g) trust. Accordingly, in an effort to continue working towards approval of Cooper's participation in the trust and to address certain legal issues identified by the Court, Cooper, Pneumo-Abex, Federal-Mogul, and other plan supporters filed the Modified Plan A Settlement Documents on December 13, 2007. The Modified Plan A Settlement Documents would have required Cooper to make an initial payment of $248.5 million in cash to the Federal-Mogul trust upon implementation of Plan A with additional annual payments of up to $20 million each due over 25 years. If the Bankruptcy Court had approved the modified settlement and that settlement was implemented, Cooper, through Pneumo-Abex LLC, would have continued to have access to Abex insurance policies.

2008

During the first quarter of 2008, the Bankruptcy Court concluded hearings on Plan A. On September 30, 2008, the Bankruptcy Court issued its ruling denying the Modified Plan A Settlement resulting in Cooper not participating in the Federal-Mogul 524(g) trust and instead proceeding with the Plan B Settlement that had previously been approved by the Bankruptcy Court. As a result of the Plan B Settlement, Cooper received the $138 million payment, plus interest of $3 million, in October 2008 from the Federal-Mogul Bankruptcy estate and continues to resolve through the tort system the asbestos related claims arising from the Abex Friction product line that it had sold to Federal-Mogul in 1998. Cooper continues to have access to Abex insurance policies.

The accrual for potential liabilities related to the Automotive Products sale and the Federal-Mogul bankruptcy and a progression of the activity is presented in the following table assuming resolution through participation in the Federal-Mogul 524(g) trust up until September 30, 2008 when the accounting was adjusted to reflect the Plan B Settlement.

	Nine Months Ended September 30, 2008	**Twelve Months Ended December 31, 2007**
	(in millions)	(in millions)
Accrual at beginning of period (under Plan A)	$ 509.1	$ 529.6
Indemnity and defense payments	(16.9)	(52.9)
Insurance recoveries	25.4	39.3
Other	(1.6)	(6.9)
Accrual at end of period (under Plan A) *	$ 516.0	$ 509.1

* The $516.0 million liability reflects the estimated liability under Plan A immediately prior to adjusting the accounting on September 30, 2008 to reflect the Plan B Settlement.

As a result of the September 30, 2008 Bankruptcy Court ruling discussed above, Cooper adjusted its accounting in the third quarter of 2008 to reflect the separate assets and liabilities related to the on-going activities to resolve the potential asbestos related claims through the tort system. Cooper recorded income from discontinued operations of $16.6 million, net of a $9.4 million income tax expense, in the third quarter of 2008 to reflect the Plan B Settlement.

The following table presents the separate assets and liabilities under the Plan B settlement and the cash activity subsequent to the September 30, 2008 Plan B Settlement date.

	December 31, 2009	December 31, 2008	September 30, 2008
		(in millions)	
Asbestos liability analysis:			
Total liability for unpaid, pending and future indemnity and defense costs at end of period	$ 784.5	$ 815.1	$ 823.3
Asbestos receivable analysis			
Receivable from Federal-Mogul Bankruptcy estate (received in Oct. 2008)	$ -	$ -	$ 141.0
Insurance receivable for previously paid claims and insurance settlements	64.6	74.6	72.7
Insurance-in-place agreements available for pending and future claims	114.7	117.7	119.6
Total estimated asbestos receivable at end of period	$ 179.3	$ 192.3	$ 333.3

	Twelve Months Ended December 31, 2009	Three Months Ended December 31, 2008
	(in millions)	(in millions)
Cash Flow:		
Indemnity and defense payments	$ (29.9)	$ (7.9)
Insurance recoveries	54.6	-
Payment from Federal-Mogul Bankruptcy Estate	-	141.0
Other	(0.7)	(0.3)
Net cash flow (excluding related income taxes)	$ 24.0	$ 132.8

During 2009, Cooper recognized after tax gains from discontinued operations of $25.5 million, which is net of a $16.2 million income tax expense, from negotiated insurance settlements consummated in 2009 that were not previously recognized. Cooper believes that it is likely that additional insurance recoveries will be recorded in the future as new insurance-in-place agreements are consummated or settlements with insurance carriers are completed. Timing and value of these agreements and settlements cannot be currently estimated as they may be subject to extensive additional negotiation and litigation.

Asbestos Liability Estimate

As of December 31, 2009, Cooper estimates that the undiscounted liability for pending and future indemnity and defense costs for the next 45 years will be $784.5 million. This amount includes accruals for unpaid indemnity and defense costs at December 31, 2009 which are not significant. The estimated liability is before any tax benefit and is not discounted as the timing of the actual payments is not reasonably predictable.

The methodology used to project Cooper's liability estimate relies upon a number of assumptions including Cooper's recent claims experience and declining future asbestos spending based on past trends and publicly available epidemiological data, changes in various jurisdictions, management's judgment about the current and future litigation environment, and the availability to claimants of other payment sources.

Abex discontinued using asbestos in the Abex Friction product line in the 1970's and epidemiological studies that are publicly available indicate the incidence of asbestos-related disease is in decline and should continue to decline steadily. However, these studies, or other assumptions, may vary significantly over time from the current estimates utilized to project the undiscounted liability.

Although Cooper believes that its estimated liability for pending and future indemnity and defense costs represents the best estimate of its future obligation, Cooper utilized scenarios that it believes are reasonably possible that indicate a broader range of potential estimates from $505 to $877 million (undiscounted).

Asbestos Receivable Estimate

As of December 31, 2009, Cooper, through Pneumo-Abex LLC, has access to Abex insurance policies with remaining limits on policies with solvent insurers in excess of $680 million. Insurance recoveries reflected as receivables in the balance sheet include recoveries where insurance-in-place agreements, settlements or policy recoveries are probable. As of December 31, 2009, Cooper's receivable for recoveries of costs from insurers amounted to $179.3 million, of which $64.6 million relate to costs previously paid or insurance settlements. Cooper's arrangements with the insurance carriers may defer certain amounts of insurance and settlement proceeds that Cooper is entitled to receive beyond twelve months. Approximately 90% of the $179.3 million receivable from insurance companies at December 31, 2009 is due from domestic insurers whose AM Best rating is Excellent (A-) or better. The remaining balance of the insurance receivable has been significantly discounted to reflect management's best estimate of the recoverable amount.

Cooper believes that it is likely that additional insurance recoveries will be recorded in the future as new insurance-in-place agreements are consummated or settlements with insurance carriers are completed. Timing and value of these agreements and settlements cannot be currently estimated as they may be subject to extensive additional negotiation and litigation.

Critical Accounting Assumptions

The amounts recorded by Cooper for its asbestos liability and related insurance receivables are not discounted and rely on assumptions that are based on currently known facts and strategy. The value of the liability on a discounted basis net of the amount of insurance recoveries likely to materialize in the future would be significantly lower than the net amounts currently recognized in the balance sheet. Cooper's actual asbestos costs or insurance recoveries could be significantly higher or lower than those recorded if assumptions used in the estimation process vary significantly from actual results over time. As the estimated liability is not discounted and extends over 45 years, any changes in key assumptions could have a significant impact on the recorded liability. Key variables in these assumptions include the number and type of new claims filed each year, the average indemnity and defense costs of resolving claims, the number of years these assumptions are projected into the future, and the resolution of on-going negotiations of additional settlement or coverage-in-place agreements with insurance carriers. Assumptions with respect to these variables are subject to greater uncertainty as the projection period lengthens. Other factors that may affect Cooper's liability and ability to recover under its insurance policies include uncertainties surrounding the litigation process from jurisdiction to jurisdiction and from case to case, reforms that may be made by state and federal courts, and the passage of state or federal tort reform legislation. Cooper will review these assumptions on a periodic basis to determine whether any adjustments are required to the estimate of its recorded asbestos liability and related insurance receivables.

From a cash flow perspective, Cooper management believes that the annual cash outlay for its potential asbestos liability, net of insurance recoveries, will not be material to Cooper's operating cash flow.

Other Matters

Cooper and its subsidiaries are defendants or otherwise involved in a number of lawsuits in the ordinary course of business. We estimate the range of our liability related to pending litigation when we believe the amount and range of loss can be estimated. We record our best estimate of a loss when the loss is considered probable. When a liability is probable and there is a range of estimated loss with no best estimate in the range, we record the minimum estimated liability related to the lawsuits or claims. As additional information becomes available, we assess the potential liability related to our pending litigation and claims and revise our estimates. Due to uncertainties related to the resolution of lawsuits and claims, the ultimate outcome may differ from our estimates. In the opinion of management and based on liability accruals provided, our ultimate exposure with respect to these pending lawsuits and claims is not expected to have a material adverse effect on our consolidated financial position or cash flows, although they could have a material adverse effect on our results of operations for a particular reporting period.

The U.S. Federal Government has enacted legislation intended to deny certain federal funding and government contracts to U.S. companies that reincorporate outside the United States, including Section 745 of the Consolidated Appropriations Act, 2008 (Public Law 110-161), Section 724(c) of the Transportation, Treasury, Housing and Urban Development, the Judiciary, and Independent Agencies Appropriations Act, 2006 (Public Law 109-115), and 6 U.S.C. 395(b) of The Homeland Security Act. Cooper has self-reported to the Department of Defense certain transactions aggregating approximately $8 million with U.S. government entities which may be subject to the legislation. At the time of this filing, it is too early to determine whether any fines or penalties may be assessed against Cooper.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

During the fourth quarter of the fiscal year covered by this report, no matters were submitted to a vote of the shareholders.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Cooper Industries plc, which was incorporated under the laws of Ireland on June 4, 2009, became the successor-registrant to Cooper Industries, Ltd. on September 9, 2009. Cooper common shares (symbol – CBE) are listed on the New York Stock Exchange. Options for Cooper common shares are listed on the NYSE Alternext U.S. exchange.

As of January 31, 2010 there were 19,014 record holders of Cooper common shares.

The high and low quarterly sales prices for the past two years of Cooper common shares as reported by Dow Jones & Company, Inc., are as follows:

		Quarter			
		1	2	3	4
2009	High	$31.33	$36.64	$38.89	$44.99
	Low	18.86	24.71	28.76	36.25
2008	High	$53.25	$47.55	$49.64	$40.27
	Low	35.37	39.40	36.96	19.32

Cash dividends declared on Cooper Industries, Ltd's Class A and Class B common shares were $.185 a share per quarter (or $.74 on an annualized basis) during 2005 and 2006, $.21 a share per quarter (or $.84 on an annualized basis) during 2007, and $.25 a share per quarter ($1.00 on an annualized basis) during 2008 and 2009 (through the dividend declared on August 3, 2009). Based on Cooper Industries, Ltd's capital structure in 2009, all of the dividend distributions paid by it in 2009 are treated as a return of capital to its shareholders. For the dividends payable in 2007, 2008 and 2009 (through the dividend payable October 1, 2009), Cooper's subsidiaries that held Class A and Class B shares of Cooper Industries, Ltd. received dividends on such shares.

Cash dividends of $.25 a share were declared on Cooper Industries plc's common shares on November 3, 2009 that was paid on January 4, 2010. On February 15, 2010, Cooper's Board of Directors declared a dividend of $.27 per share increasing the annual dividend rate of Cooper's common stock to $1.08 per share. For dividends payable in 2010, Cooper currently anticipates that based on its capital structure all or a substantial portion of its dividend distributions will be treated as dividend income to its shareholders.

Irish Taxes Applicable to Dividends

In certain circumstances, Cooper will be required to deduct Irish dividend withholding tax (currently at the rate of 20%) from dividends paid to its shareholders. In the majority of cases, shareholders resident in the U.S. will not be subject to Irish withholding tax. Dividends paid to U.S. residents will not be subject to dividend withholding tax provided that:

- In the case of a beneficial owner, the address of the beneficial owner in the records of his or her broker is in the United States and this information is provided by the broker to the Company's qualifying intermediary; or
- In the case of a record owner, the record owner has provided to the Company's transfer agent a valid W-9 showing either an address or valid taxpayer identification number.

Shareholders resident in a number of other countries will not be subject to Irish withholding tax provided that they complete certain Irish dividend withholding tax forms.

Irish income tax may also arise with respect to dividends paid on Cooper shares. A shareholder who is not a resident in Ireland who meets one of the exemptions from dividend withholding tax described above and does not hold Cooper shares through a branch or agency in Ireland through which a trade is carried on generally will not have any Irish income tax liability on a dividend paid by Cooper. If a shareholder who is not a resident in Ireland is subject to the dividend withholding tax, the withholding payment discharges any Irish income tax liability, provided the shareholder furnishes to the Irish Revenue authorities a statement of the dividend withholding tax imposed. A shareholder who is a resident of Ireland may be subject to Irish income tax and/or levies on dividends received from Cooper.

A Transfer of Cooper Industries plc Shares May be Subject to Irish Stamp Duty

A transfer of Cooper shares from a seller who holds shares beneficially to a buyer who holds the acquired shares beneficially will not be subject to Irish stamp duty. A transfer of Cooper shares by a seller who holds shares directly to any buyer, or by a seller who holds the shares beneficially to a buyer who holds the acquired shares directly, may be subject to Irish stamp duty (currently at the rate of 1% of the price paid or the market value of the shares acquired, if higher) payable by the buyer.

We currently intend to pay stamp duty in connection with share transfers made in the ordinary course of trading by a seller who holds shares directly to a buyer who holds the acquired shares beneficially. In other cases Cooper may, in its absolute discretion, pay any stamp duty. Cooper's articles of association provide that, in the event of any such payment, Cooper may seek reimbursement from the buyer or seller, at its discretion.

The following table reflects activity related to equity securities purchased by Cooper during the three months ended December 31, 2009:

Purchases of Equity Securities

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs [1]
As of 9/30/09				12,766,635
10/01/09 – 10/31/09	-	-	-	12,766,635
11/01/09 – 11/30/09	10,000	$39.54	10,000	12,756,635
12/01/09 – 12/31/09	284,600	$42.48	284,600	12,472,035 [2]
Total	294,600	$42.38	294,600	

(1) On February 12, 2008, Cooper's Board of Directors authorized the repurchase of up to ten million shares of Cooper common stock. On February 9, 2009, Cooper announced that the Board of Directors authorized the repurchase of ten million shares of common stock in addition to the remaining February 12, 2008 authorization, which is reflected in the above table. Cooper has also announced that the Board authorized the repurchase of shares issued from time to time under its equity compensation plans, matched savings plan and dividend reinvestment plan in order to offset the dilution that results from issuing shares under these plans. For 2010, Cooper's current estimate is that 2.5 million shares would be issued under equity compensation plans, which is not reflected in the above table.

(2) As of the date of this filing in 2010, Cooper had repurchased 589,600 shares under the Cooper Board of Directors authorizations discussed above. Cooper may continue to repurchase shares under this authorization from time to time during 2010. The decision whether to do so will depend on the favorability of market conditions, as well as potential cash requirements for acquisitions and debt repayments.

Further information required by this Item is set forth under the caption "Equity Compensation Plan Information" in Cooper's Proxy Statement to be filed pursuant to Regulation 14A under the Securities Exchange Act of 1934 in connection with Cooper's 2010 Annual Meeting of Shareholders (the "Proxy Statement") and is incorporated herein by reference.

ITEM 6. SELECTED FINANCIAL DATA

The following table sets forth selected historical financial data for Cooper for each of the five years in the period ended December 31, 2009. The selected historical financial information shown below has been derived from Cooper's audited consolidated financial statements. This information should be read in conjunction with Cooper's consolidated financial statements and notes thereto.

	Years Ending December 31,				
	2009	2008	2007	2006	2005
	(in millions, except per share data)				
INCOME STATEMENT DATA:					
Revenues	$ 5,069.6	$ 6,521.3	$ 5,903.1	$ 5,184.6	$ 4,730.4
Income from continuing operations	$ 413.6	$ 615.6	$ 692.3	$ 484.3	$ 391.1
Income (charge) from discontinued operations, net of taxes	25.5	16.6	-	(20.3)	(227.2)
Net income	$ 439.1	$ 632.2	$ 692.3	$ 464.0	$ 163.9
INCOME PER COMMON SHARE DATA:					
Basic -					
Income from continuing operations	$ 2.47	$ 3.54	$ 3.80	$ 2.64	$ 2.12
Income (charge) from discontinued operations	.15	.10	-	(.11)	(1.23)
Net income	$ 2.62	$ 3.64	$ 3.80	$ 2.53	$ .89
Diluted -					
Income from continuing operations	$ 2.46	$ 3.51	$ 3.73	$ 2.58	$ 2.06
Income (charge) from discontinued operations	.15	.09	-	(.11)	(1.19)
Net income	$ 2.61	$ 3.60	$ 3.73	$ 2.47	$ .87
BALANCE SHEET DATA (at December 31):					
Total assets	$ 5,984.4	$ 6,164.9	$ 6,133.5	$ 5,374.8	$ 5,215.1
Long-term debt, excluding current maturities	922.7	932.5	909.9	702.8	1,002.9
Shareholders' equity	2,963.3	2,607.4	2,841.9	2,475.3	2,205.2
CASH DIVIDENDS DECLARED PER COMMON SHARE	$ 1.00	$ 1.00	$ .84	$ .74	$ .74

In October 1998, Cooper sold its Automotive Products segment for $1.9 billion in proceeds. Discontinued operations charges of $20.3 million, which is net of an $11.4 million income tax benefit, in 2006 and $227.2 million, which is net of a $127.8 million income tax benefit, in 2005 were recorded for potential liabilities related to the Automotive Products segment sale and the Federal-Mogul bankruptcy. In 2008, discontinued operations income of $16.6 million, which is net of a $9.4 million income tax expense, was recorded to reflect ongoing resolution of the potential liabilities through the tort system when the Bankruptcy Court denied Cooper's participation in the Federal-Mogul 524(g) trust. During 2009, Cooper recognized an after-tax gain from discontinued operations of $25.5 million, which is net of a $16.2 million income tax expense, from negotiated insurance settlements consummated in 2009 that were not previously recognized. See Note 16 of the Notes to the Consolidated Financial Statements.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

Revenues

	Year Ended December 31,		
	2009	2008	2007
		(in millions)	
Electrical Products	$ 4,511.9	$ 5,755.7	$ 5,108.4
Tools	557.7	765.6	794.7
Total Revenues	$ 5,069.6	$ 6,521.3	$ 5,903.1

See the geographic information included in Note 15 of the Notes to the Consolidated Financial Statements for a summary of revenues by country.

2009 vs. 2008 Revenues Revenues for 2009 decreased 22.3% compared to 2008. The impact of currency translation decreased reported revenues by 2.0%, while acquisitions added approximately 0.6% in revenues.

Electrical Products segment revenues for 2009, which represent approximately 89% of the total revenues generated, decreased 21.6% compared to 2008. Currency translation decreased reported revenues by 1.8%. The impact of acquisitions increased the segment revenues for 2009 by 0.6% over 2008 revenue levels. All of the Electrical Products segment businesses reported decreased revenues for 2009. The global recession resulted in weakness in all markets for the Electrical Products segment, especially the North American and Western European markets when comparing 2009 results to 2008.

Tools segment revenues for 2009, which represent about 11% of total revenues, decreased 27.2% compared to 2008. Currency translation represented a 2.8% decrease for reported revenues. Lower revenues from declining retail market activity, weaker demand in the North American and Western European industrial markets and lower requirements for assembly systems for light passenger vehicle markets drove the reduction in revenue for 2009 compared to prior year results.

2008 vs. 2007 Revenues Revenues for 2008 increased approximately 11% compared to 2007. The impact of currency translation was less than 1%, while acquisitions added approximately 7% in revenues.

Electrical Products segment revenues for 2008, which represented slightly more than 88% of revenues, increased approximately 13% compared to 2007. Currency translation had a minimal impact on revenue growth. The impact of acquisitions increased the segment revenues for 2008 by nearly 8% over 2007 revenue levels. Six of the seven Electrical Products segment businesses reported increased revenues for 2008. Revenue growth was a result of solid demand from energy, industrial, international expansion and nonresidential construction markets through the first nine months of 2008. Softness in the U.S residential market throughout the year and declines in all global markets during the fourth quarter of the year partially offset these increases.

Tools segment revenues for 2008, which represented about 12% of revenues, decreased approximately 4% compared to 2007. Currency translation represented a 2% increase for reported revenues with limited increase from acquisitions. Revenue declines were driven by weak retail markets and soft demand from the motor vehicle end markets. Tools segment experienced significant weakness in most markets and geographies during the fourth quarter of 2008, particularly in the U.S. retail channel.

Operating Results

	Year Ended December 31,		
	2009	2008	2007
	(in millions, except per share data)		
Electrical Products	$ 638.2	$ 930.3	$ 848.2
Tools	18.5	81.1	94.0
Total segment operating earnings	656.7	1,011.4	942.2
Restructuring and asset impairment charges	29.9	52.4	-
General corporate expense	82.7	81.4	98.1
Operating earnings	544.1	877.6	844.1
Income from Belden agreement	-	-	33.1
Interest expense, net	61.4	70.4	51.0
Income from continuing operations before income taxes	482.7	807.2	826.2
Income tax expense	69.1	191.6	133.9
Income from continuing operations	413.6	615.6	692.3
Income from discontinued operations, net of income taxes	25.5	16.6	-
Net income	$ 439.1	$ 632.2	$ 692.3
Diluted earnings per share:			
Income from continuing operations	$ 2.46	$ 3.51	$ 3.73
Income from discontinued operations	.15	.09	-
Net income	$ 2.61	$ 3.60	$ 3.73

Cooper measures the performance of its businesses exclusive of restructuring, asset impairment and financing expenses. All costs directly attributable to operating businesses are included in segment operating earnings. Corporate overhead costs, including costs of traditional headquarters activities, such as treasury, are not allocated to the businesses. See Note 15 of the Notes to the Consolidated Financial Statements.

2009 vs. 2008 Segment Operating Earnings Segment Operating Earnings were $656.7 million in 2009, a decrease of approximately 35% compared to $1.01 billion in 2008.

Electrical Products segment 2009 operating earnings decreased 31% to $638.2 million from $930.3 million for 2008. Return on revenues was 14.1% for 2009 compared to 16.2% for 2008. The decrease resulted from the reduced global market demand and adjustments made during 2009 to align production volumes to the global market demand. The Electrical Products segment invested in restructuring actions that served to reduce its cost structure during 2009. The negative impact of leverage on the segments fixed overhead from the revenue decline was partially offset by net inventory valuation adjustments (including decrements in LIFO inventory) of approximately $3 million.

Tools segment 2009 operating earnings decreased 77% to $18.5 million compared to $81.1 million for 2008. Return on revenues was 3.3% for 2009 compared to 10.6% for 2008. The decrease in earnings as a percentage of revenue was primarily due to the declining demand for Tools segment products and the related impact of reduced production volumes. The Tools segment invested in restructuring actions that served to reduce its cost structure during 2009. The negative impact of leverage on the segments fixed overhead from the revenue decline was partially offset by net inventory valuation adjustments (including decrements in LIFO inventory) of approximately $1 million.

2008 vs. 2007 Segment Operating Earnings Segment Operating Earnings were $1.01 billion in 2008 compared to $942.2 million in 2007.

Electrical Products segment 2008 operating earnings increased 10% to $930.3 million from $848.2 million for 2007. Return on revenues was 16.2% for 2008 compared to 16.6% for 2007. The decrease in earnings as a percentage of revenue was primarily due to the dilutive impact of acquisitions and in the second half of the year inflationary costs for commodities not fully offset by available market price increases in certain product lines. In addition, in the fourth quarter of 2008, production volumes were curtailed to reduce inventory to meet slowing market demands.

Tools segment 2008 operating earnings decreased 14% to $81.1 million compared to $94.0 million for 2007. Return on revenues was 10.6% for 2008 compared to 11.8% for 2007. The decrease in earnings as a percentage of revenue was primarily due to the declining demand for Tools segment products and the related impact of reduced production volumes.

Restructuring and Asset Impairment Charges In 2009, Cooper recognized a pre-tax restructuring charge of $28.7 million and a pre-tax non-cash impairment charge of $1.2 million. The 2009 restructuring and asset impairment charges of $29.9 million, or $24.4 million after taxes, reduced 2009 diluted earnings by $.14 per share. In 2008, Cooper recognized a pre-tax restructuring charge of $43.3 million and a pre-tax non-cash impairment charge of $9.1 million. The 2008 restructuring and asset impairment charges of $52.4 million, or $38.3 million after taxes, reduced 2008 diluted earnings by $.21 per share.

In the second quarter of 2008, Cooper recorded a restructuring charge for $7.6 million in severance costs for downsizing a Tools segment international facility. This facility downsizing and related cash payments were substantially completed in 2008.

As a result of the downturn in economic conditions in the latter half of 2008, Cooper committed to employment reductions to appropriately size the Company's workforce to the then current and anticipated market conditions and to downsize a domestic Tools segment manufacturing operation. These actions were taken as a part of Cooper management's ongoing assessment of its hourly and salary workforce and its required production capacity in consideration of the then current and anticipated market conditions and demand levels. Cooper recorded a $35.7 million charge in the fourth quarter of 2008 related to these actions, $25.5 million of which related to the Electrical Products segment and $10.2 million related to the Tools segment. A total of 1,314 hourly and 930 salary positions were eliminated as a result of the fourth quarter 2008 restructuring actions to reduce Cooper's workforce. Of the 2,244 workforce reductions, 1,358 had exited by the end of 2008 with the remaining reductions completed in 2009.

During 2009, Cooper committed to additional employment reductions and certain facility closures as a result of management's ongoing assessment of its hourly and salary workforce and its required production capacity in consideration of current and anticipated market conditions and demand levels. Cooper recorded charges of $28.7 million in 2009 related to these actions, $18.5 million of which relates to the Electrical Products segment and $8.6 million relates to the Tools segment. The remaining $1.6 million relates to reductions in Cooper's corporate staff. A total of 1,088 hourly and 772 salaried positions are being eliminated as a result of the 2009 restructuring actions to reduce Cooper's workforce.

The workforce reductions, contract termination and other exit costs and the related cash payments associated with the accrual balances at December 31, 2009 will be substantially completed in the first half of 2010. As part of the restructuring actions, Cooper has approved the closure of ten factories and warehouses, eight of which have been completed at the end of the 2009. Cooper recorded non-cash impairment charges of $1.2 million related to these actions during 2009. The two remaining factory closures are expected to be substantially completed in the first half of 2010.

At December 31, 2009, Cooper had an accrual of $6.1 million for future cash expenditures related to its restructuring actions. The related cash payments will be substantially completed in the first half of 2010. Cooper expects to incur incremental restructuring charges in the range of approximately $13 to $17 million associated with the completion of planned restructuring activities as the actions are completed in 2010. Cooper estimates that the restructuring actions taken in the fourth quarter of 2008 and during 2009 have reduced operating costs by approximately $87.5 million in 2009. Cooper expects to realize approximately $24.5 million of sequential benefits in 2010 from the restructuring actions taken to date.

In the fourth quarter of 2008, Cooper also recorded a non-cash impairment charge of $9.1 million related to an investment in a previously unconsolidated international joint venture in the Electrical Products segment. In December 2008, Cooper acquired a majority interest in the international joint venture and consolidated the joint venture's net assets of $4.6 million in the accompanying December 31, 2008 balance sheet.

General Corporate Expense General Corporate expense increased $1.3 million during 2009 to $82.7 million compared to $81.4 million for 2008. General Corporate expense in 2009 includes approximately $4 million in costs associated with the reincorporation of the Company to Ireland. General Corporate expense in 2008 includes the favorable adjustment of approximately $7 million for long-term performance-based stock compensation. Excluding the impact of the costs for reincorporation to Ireland incurred in 2009 and the favorable long-term performance-based stock compensation adjustment to the 2008 General Corporate expense, 2009 General Corporate expense decreased approximately $10 million compared to $88.4 million in 2008 reflecting cost control actions undertaken in 2009.

General Corporate expense decreased $16.7 million during 2008 to $81.4 million compared to $98.1 million for 2007. General Corporate expense in 2007 includes $8.8 million for legal and environmental costs related to businesses disposed of in prior years. Excluding the legal and environmental costs for previously disposed businesses, General Corporate expense decreased $8.2 million in 2008 to $81.4 million compared to $89.3 million in 2007 primarily from the impact of lower expense for long-term performance-based stock compensation.

Income from Belden Agreement Income from the Belden agreement was $33.1 million in 2007. There was no income from the Belden agreement in 2008 or 2009. In 1993, Cooper completed an initial public offering of the stock of Belden, formerly a division of Cooper. Under the agreement, Belden and Cooper made an election that increased the tax basis of certain Belden assets. Belden is required to pay Cooper ninety percent of the amount by which Belden has actually reduced tax payments that would otherwise have been payable if the increase in the tax basis of assets had not occurred, as realized principally over fifteen years. If Belden does not have sufficient future taxable income, it is possible that Belden will not be able to utilize the tax deductions arising from the increase in the tax basis of the assets resulting in a tax loss carryforward. Belden is not obligated to pay Cooper until a tax loss carryforward is utilized. Belden can carry any loss forward twenty years to offset future taxable income. Cooper estimates that between $40 and $45 million in future payments potentially remain under the Belden agreement. The timing and ultimate receipt of future payments are contingent upon the ultimate taxable income Belden reports each year.

Interest Expense, Net Net interest expense for 2009 was $61.4 million, a decrease of $9.0 million from 2008 primarily as a result of lower average debt balances including the retirement of $275 million of 5.5% senior unsecured notes from currently available cash in November 2009 offset partially by higher interest rates. Average debt balances were $1.17 billion and $1.34 billion and average interest rates were 5.36% and 5.22% for 2009 and 2008, respectively. Net interest expense for 2008 was $70.4 million, an increase of $19.4 million from 2007 primarily as a result of higher average debt balances from the utilization of debt financing to partially fund acquisitions and share repurchases. Average debt balances were $1.34 billion and $1.05 billion and average interest rates were 5.22% and 5.64% for 2008 and 2007, respectively. Net interest expense includes $6.0 million and $1.3 million in 2008 and 2007, respectively for reductions in the value of short-term investments with a recovery of $0.9 million recorded during 2009.

Income Tax Expense The effective tax rate attributable to continuing operations was 14.3% for 2009, 23.7% for 2008 and 16.2% for 2007.

Cooper reduced income tax expense by $12.7 million and $23.2 million during 2009 and 2008, respectively, for discrete tax items primarily related to statute expirations, state tax settlements and foreign taxes. 2007 included an $83.8 million reduction of income tax expense associated principally with finalized settlements with the Internal Revenue Service related to the 2000 through 2004 tax years, the expiration of the statute of limitation regarding certain potential tax exposure matters, changes to state and international valuation allowances and tax benefits of international reorganizations. The 2007 effective tax rate was also lower due to the income from the Belden agreement being taxed in a foreign jurisdiction at a significantly lower rate than the U.S. statutory rate. Excluding the discrete tax items and the income from the Belden agreement, Cooper's effective tax rate for the years ended December 31, 2009, 2008 and 2007 were 17.0%, 26.6% and 27.3%, respectively. The decrease in Cooper's 2009 effective tax rate compared to 2008, excluding the discrete tax items, is primarily related to the decrease in 2009 earnings without a corresponding decrease in projected tax benefits. See Note 13 of the Notes to the Consolidated Financial Statements.

Income Related to Discontinued Operations During 2009, Cooper recognized an after tax gain from discontinued operations of $25.5 million, which is net of a $16.2 million income tax expense (or $.15 per diluted share) related to its asbestos liability regarding the Automotive Products segment, which was sold in 1998. The income resulted from negotiated insurance settlements consummated during 2009 that were not previously recognized. Cooper believes that it is likely that additional insurance recoveries will be recorded in the future as insurance-in-place agreements are consummated or settlements with insurance carriers are completed. The timing and value of these agreements and settlements cannot be currently estimated as they may be subject to extensive additional negotiation and litigation.

During 2008, Cooper recorded income from discontinued operations of $16.6 million, which is net of a $9.4 million income tax expense (or $.09 per diluted share) related to its asbestos liability regarding the Automotive Products segment. On September 30, 2008, the Bankruptcy Court denied the Modified Plan A Settlement resulting in Cooper not participating in the Federal-Mogul 524(g) trust. As a result of not participating in the trust, in the third quarter of 2008, Cooper adjusted its accrual for the Pneumo-Abex asbestos liability and related insurance recoveries based on resolution through the tort system. See Note 16 of the Notes to the Consolidated Financial Statements.

Diluted Earnings Per Share Diluted earnings per share from continuing operations was $2.46 in 2009, $3.51 in 2008 and $3.73 in 2007. The impact of the reduced global demand, restructuring and asset impairment charges partially offset by cost reduction actions and income tax reductions accounted for the overall decline in the 2009 earnings per share. The restructuring and asset impairment charges offset by the income tax reductions decreased 2009 and 2008 diluted earnings per share from continuing operations by $.06 and $.08, respectively. The income from the Belden agreement and income tax reduction partially offset by increased legal and environmental costs on businesses disposed of in prior years as discussed above increased 2007 diluted earnings per share from continuing operations by $.59.

Percentage of Revenues

	Year Ended December 31,		
	2009	2008	2007
Cost of Sales:			
Electrical Products	68.1%	67.1%	67.0%
Tools	74.1%	69.8%	68.8%
Selling and Administrative:			
Electrical Products	17.7%	16.8%	16.4%
Tools	22.6%	19.6%	19.4%

2009 vs 2008 Percentage of Revenues Electrical Products segment cost of sales, as a percentage of revenues, was 68.1% for 2009 compared to 67.1% for 2008. The increase in costs of sales as a percentage of revenue was primarily the result of the lower absorption of production costs from the reduced global demand and inefficiencies associated with adjusting manufacturing levels to reduce corresponding inventory levels;

offset by productivity improvements and cost reduction actions taken during 2008 and 2009. Tools segment cost of sales, as a percentage of revenue, was 74.1% for 2009 compared to 69.8% for 2008. The increase in cost of sales as a percentage of revenue was due to the lower absorption of production costs from lower volumes and inefficiencies associated with adjusting manufacturing levels to achieve inventory reductions to match lower market demands; offset by productivity improvements and cost reduction actions taken during 2008 and 2009.

Electrical Products segment selling and administrative expenses, as a percentage of revenues, for 2009 were 17.7% compared to 16.8% for 2008. The increase in selling and administrative expense as a percentage of revenue was unfavorably impacted by leverage from reduced revenues; partially offset by restructuring actions initiated during 2008 and 2009 that reduced reported selling and administrative expenses by 80 basis points. Tools segment selling and administrative expenses as a percentage of revenue for 2009 were 22.6% compared to 19.6% for 2008, as the 150 basis point reduction in selling and administrative expenses resulting from the cost control actions implemented was more than offset by the impact from the decline in revenue for the Tools segment.

2008 vs 2007 Percentage of Revenues Electrical Products segment cost of sales, as a percentage of revenues, was 67.1% for 2008 compared to 67.0% for 2007. The slight increase in costs of sales as a percentage of revenue was primarily the result of material inflation not fully offset through favorable product pricing achieved in the market in certain product lines and the impact in the fourth quarter of 2008 from curtailing production; offset by productivity improvements and cost reduction actions taken during 2008. Tools segment cost of sales, as a percentage of revenue, was 69.8% for 2008 compared to 68.8% for 2007. The increase in cost of sales as a percentage of revenue was due to the lower absorption of production costs from lower volumes and inefficiencies associated with adjusting manufacturing levels to achieve planned inventory reductions to match lower market demands.

Electrical Products segment selling and administrative expenses, as a percentage of revenues, for 2008 were 16.8% compared to 16.4% for 2007. The increase in selling and administrative expense as a percentage of revenue was favorably impacted by leverage and productivity initiatives and lower expenses for long-term performance-based stock compensation offset by the higher average percentage of revenue for the newly acquired organizations. Excluding the impact of acquisitions, the Electrical Products segment selling and administrative expenses as a percentage of revenue would have been 16.3% for 2008. Tools segment selling and administrative expenses as a percentage of revenue for 2008 were 19.6% compared to 19.4% for 2007, as cost control actions implemented during 2008 reduced selling and administrative expenses by 3% and lower expenses for long-term performance-based stock compensation were more than offset by the decline in revenue for the Tools segment.

Cooper incurs certain costs that are not directly attributable to the operating segments that are reflected as General Corporate expenses. See the "General Corporate Expense" section above.

Earnings Outlook

The following sets forth Cooper's general business outlook for 2010 based on current expectations.

Cooper expects revenues for Electrical Products in 2010 to be in a range of down 2% to an increase of 3% as recovery in the global industrial and U.S. residential market demand is reduced by weak demand from the commercial construction markets. Acquisitions completed in 2009 and the impacts of currency are expected to favorably impact Electrical Products revenues by approximately 2%. In the Tools segment, Cooper expects revenues to increase in the 7% to 12% range as the global industrial, residential and motor vehicle markets begin to recover. Operating earnings are expected to improve from restructuring actions taken during 2008 and 2009 and the favorable leverage of fixed costs. Cooper is expecting diluted continuing earnings per share to be in the range of $2.70 to $2.90, excluding further restructuring costs.

Pricing and Volume

In each of Cooper's segments, the nature of many of the products sold is such that an accurate determination of the changes in unit volume of sales is neither practical nor, in some cases, meaningful. Each segment produces a family of products, within which there exist considerable variations in size, configuration and other characteristics.

However, unit volumes in both the Electrical Products and Tools segments decreased in 2009 with the global recession impacting all of Cooper's businesses.

During the first half of 2009, Cooper recognized favorable year-over-year customer pricing impacts from actions taken during 2008. The second half of 2009 saw a decline in customer pricing as commodity prices weakened from their 2008 elevated levels. During 2009, Cooper was able to maintain a positive benefit from the difference between price realization and material inflation / deflation.

During 2007 and through the first half of 2008, Cooper experienced an overall increase in customer pricing, primarily in response to increased material, energy and components costs. During the second half of 2008, Cooper was unable to fully offset inflationary costs for commodities by available market price increases primarily in certain product lines with heavy material content. Cooper has aggressively acted to control and reduce costs during the three-year period through strategic sourcing, manufacturing improvement and rationalization efforts in order to improve profitability in the segments.

Effect of Inflation

During 2009 as the global economies showed some signs of recovery, the pricing of commodities used in the manufacture of certain products began to escalate. However, in 2009, the overall mix of inflationary and deflationary material costs was not significant and Cooper has been able to maintain customer pricing sufficient to offset the changing commodity costs.

During 2008 and 2007, there were significant increases in certain key commodities and components, which resulted in price increases in certain businesses, on occasion, lagging the increased costs. During 2007 and through the first half of 2008, Cooper realized price increases and productivity improvements at least equal to material purchase cost increases. During the second half of 2008, Cooper was unable to fully offset inflationary costs for commodities by available market price increases primarily in certain product lines with heavy material content.

Cooper mitigates the price volatility of selected commodities such as copper and steel through the use of derivatives and supply agreements. The impact of changes to these commodity costs could impact margins for several quarters as a result of this activity. Cooper's on-going initiatives to improve productivity and rationalize its operational base have mitigated increases in employee compensation and benefits, as well as general inflation on operating costs.

Liquidity and Capital Resources

Operating Working Capital

For purposes of this discussion, operating working capital is defined as receivables and inventories less accounts payable.

Cooper's operating working capital decreased $263.5 million during 2009. A $213.7 million decrease in accounts receivable and a $157.9 million decrease in inventories partially offset by a $108.1 million decrease in accounts payable were driven primarily by a 22% decrease in sales and aggressive actions to right size Cooper's businesses for current market conditions. Cooper's operating working capital at December 31, 2009 was approximately 23% lower than at December 31, 2008 as operating working capital levels have been adjusted to the current lower operating levels. Operating working capital turnover (defined as annualized quarterly revenues divided by average quarterly operating working capital) for the fourth quarter of 2009 was 5.4 turns compared to 4.9 turns for the same period of 2008.

Cooper's operating working capital increased $1.5 million during 2008. The increase included a $40.6 million decrease in accounts payable substantially offset by a $37.2 million decrease in receivables and a $1.9 million decrease in inventories. The increase in operating working capital of $80.2 million from completed acquisitions and consolidation of a now majority-owned international joint venture was substantially offset by initiatives focused on improved inventory turns and improved accounts receivable performance as measured by days sales outstanding.

Cooper's operating working capital increased $127.3 million during 2007. The increase included a $152.6 million increase in receivables and a $36.1 million increase in inventories, partially offset by a $61.4 million increase in accounts payable, which were driven primarily by increased sales volume and actions to improve customer service, as well as working capital increases from completed acquisitions, which accounted for $69.2 million of the overall increase in operating working capital. The increase in inventories was partially offset by a $12.3 million increase in the allowance for excess and obsolete inventories.

Cash Flows

Net cash provided by operating activities was $751.9 million during 2009. Cash provided by operating activities in 2009 is net of a $90 million payment related to a German tax dispute (see Note 13 of the Notes to the Consolidated Financial Statements for further information) and a $25 million voluntary contribution to the U.S. defined benefit pension plan. The cash from operating activities, plus $22.9 million from redemption of short-term investments and $20.1 million of cash received from stock option exercises was primarily used to fund debt repayments of $299.6 million, dividends of $167.4 million, capital expenditures of $126.7 million, acquisitions of $61.4 million, and share purchases of $38.5 million.

Net cash provided by operating activities was $896.4 million during 2008. Cash provided by operating activities in 2008 includes the $141 million payment from the Federal-Mogul bankruptcy estate partially offset by $60 million of voluntary contributions to the U.S. defined benefit pension plans as well as the related tax affect of these items. The cash from operating activities, plus $297.5 million of net proceeds from issuances of debt, $290.1 million of proceeds from cash previously restricted, $65.7 million from redemption of short-term investments, and $17.1 million of cash received from stock option exercises, was primarily used to fund capital expenditures of $137.0 million, acquisitions of $297.0 million, dividends of $170.3 million, debt repayments of $397.2 million and share purchases of $517.2 million.

Net cash provided by operating activities was $795.3 million during 2007. This cash, plus an additional $190.7 million of cash and cash equivalents, net debt proceeds of $251.3 million, and $68.3 million of cash received from employee stock option exercise activity were primarily used to fund capital expenditures of $115.5 million, acquisitions of $336.1 million, dividends of $154.3 million, share purchases of $343.9 million, and $93.7 million in investments. In addition, Cooper used $290.1 million to fund a binding offer for all outstanding shares of MTL Instruments Group plc, a publicly-traded company based in the United Kingdom that closed as expected in the first quarter of 2008.

As discussed in Note 16 of the Notes to the Consolidated Financial Statements, Cooper's contingent liabilities related to the Automotive Products sale to Federal-Mogul in 1998 will continue to be resolved through the tort system. Cooper anticipates that the annual cash outlay for its potential asbestos liability, net of insurance recoveries, will average in the range of $20 to $30 million, although amounts will vary as the amount of the actual annual net cash outlay is not reasonably predictable. In 2009, insurance recoveries exceeded cash outlays due to negotiated insurance settlements consummated in 2009.

Cooper's financial position and liquidity has remained strong during the global economic recession. While the length and depth of the recession was more severe than predicted by most experts, Cooper proactively and aggressively adjusted its cost structure. In this regard, in the fourth quarter of 2008, Cooper implemented contingency plans to reduce its cost structure and recognized a restructuring charge of $35.7

million primarily related to reductions in workforce in excess of 2,200 employees. During 2009, Cooper further reduced its workforce by approximately 1,900 additional employees and recognized restructuring charges of $28.7 million. Cash flows from operating activities in 2009 have been reduced by the $52.3 million expended in connection with the restructuring actions. At December 31, 2009, Cooper had a $6.1 million accrual related to these activities for which the related cash payments will be substantially completed in the first half of 2010. As part of the restructuring actions, Cooper approved the closure of ten factories and warehouses, eight of which were completed at the end of 2009. The two remaining factory closures are expected to be substantially completed in the first half of 2010. Cooper expects to incur incremental restructuring charges in the range of approximately $13 to $17 million associated with the completion of planned restructuring activities as the actions are completed in 2010. See Note 2 of the Notes to the Consolidated Financial Statements for further information.

On November 2, 2009, Cooper repaid the $275 million 5.5% senior unsecured notes at maturity with existing cash.

The decrease in the value of the assets included in Cooper's defined benefit pension plans ("Plans") resulting from the deterioration in the securities markets in 2008 was partially recovered in 2009. Cooper made voluntary cash contributions to the Plans of $60 million in December 2008 and an additional $25 million in September 2009. The change in fair value of the Plans, the cash contributions and the actuarial change in the benefit obligations has been reflected in the accompanying consolidated financial statements as of and for the year ended December 31, 2009. The increase in fair value of the Plans' assets and other actuarial changes in 2009 will result in a decrease to total pension costs for 2010 of approximately $7.1 million as compared to total pension costs in 2009. During 2010, Cooper expects to pay in cash approximately $7.7 million for payment of unfunded pension plan benefits and make approximately $2.7 million in employer contributions to certain international funded defined benefit pension plans. Cooper does not expect to have any minimum regulatory funding requirement for its U.S. funded defined benefit pension plans in 2010.

Cooper currently anticipates that it will annually generate in excess of $475 million in cash flow available for acquisitions, debt repayment, dividends and common stock repurchases in 2010.

Debt

At December 31, 2009 and 2008, Cooper had cash and cash equivalents of $381.6 million and $258.8 million, respectively and short-term investments of $21.9 million at December 31, 2008. At December 31, 2009 and 2008, Cooper had short-term debt of $9.4 million and $25.6 million, respectively. Cooper had no commercial paper outstanding at December 31, 2009 or 2008.

On August 14, 2009 Cooper entered into a credit agreement that provides a $350 million three-year committed bank credit facility that matures in August 2012 replacing Cooper's previous credit facility that was to mature in November 2009. Cooper's practice is to back up its short-term debt balance with a combination of cash, cash equivalents, and committed credit facilities. Short-term debt, to the extent not backed up by cash or short-term investments, reduces the amount of additional liquidity provided by the committed credit facility.

The credit facility agreement is not subject to termination based on a decrease in Cooper's debt ratings or a material adverse change clause. The principal financial covenants in the agreement limits Cooper's debt-to-total capitalization ratio to 60% and requires Cooper to maintain a minimum earnings before interest expense, income taxes, depreciation and amortization to interest ratio of 3 to 1. Cooper is in compliance with all covenants set forth in the credit facility agreement.

Cooper's access to the commercial paper market could be adversely affected by a change in the credit ratings assigned to its commercial paper. Should Cooper's access to the commercial paper market be adversely affected due to a change in its credit ratings, Cooper would rely on a combination of available cash and its committed credit facility to provide short-term funding. The committed credit facility does not contain any provision, which makes their availability to Cooper dependent on Cooper's credit ratings.

On March 27, 2008, Cooper's wholly-owned subsidiary, Cooper US, Inc. issued $300 million of 5.45% fixed rate senior unsecured notes due in 2015. Proceeds from the financing were used to repay commercial paper outstanding at that time. Combined with the debt issuance discount, underwriting commissions and interest rate hedges implemented in anticipation of the offering, the notes have an effective annual cost to Cooper of 5.56%.

On June 18, 2007, Cooper's wholly-owned subsidiary, Cooper US, Inc. issued $300 million of 6.10% fixed rate senior unsecured notes due in 2017. Proceeds from the financing were used to repay $300 million of maturing 5.25% senior unsecured notes. Combined with interest rate hedges implemented in anticipation of the offering, the notes have an effective annual cost to Cooper of 5.75%.

On November 8, 2005, Cooper's wholly-owned subsidiary, Cooper US, Inc., issued $325 million of 5.25% fixed rate senior unsecured notes that mature on November 15, 2012. Proceeds of the notes were swapped to €272.6 million with cross-currency interest-rate swaps, effectively converting the seven-year U.S. notes to seven-year Euro notes with an annual interest rate of 3.55%. The proceeds of €272.6 million partially funded repayment of the 6.25% Euro bonds that matured in October 2005.

Off-Balance Sheet Arrangements and Aggregate Contractual Obligations

Cooper executes stand-by letters of credit, performance bonds and other guarantees in the normal course of business that ensure Cooper's performance or payments to third parties. The aggregate notional value of these instruments was $107.4 million and $107.9 million at December 31, 2009 and 2008, respectively. Approximately eighty percent of these instruments have an expiration date within one year. In the past, no significant claims have been made against these financial instruments. Management believes the likelihood of demand for payment under these instruments is minimal and expects no material cash outlays to occur in connection with these instruments.

The following table summarizes Cooper's contractual obligations at December 31, 2009 and the effect such obligations are expected to have on its liquidity and cash flows in future periods.

	Payments Due				
Contractual Obligations:	Total	Less than One Year	One to Three Years	Four to Five Years	After Five Years
			(in millions)		
Long-Term Debt	$ 927.3	$ 2.3	$ 325.0	$ -	$ 600.0
Short-Term Debt	9.4	9.4	-	-	-
Interest Payments on Long-Term Debt	287.7	51.9	103.4	69.3	63.1
Noncancellable Operating Leases	102.5	26.6	36.7	16.3	22.9
Purchase Obligations	261.8	258.2	3.6	-	-
Other Long-Term Liabilities [(1), (2)]	282.4	22.3	42.6	41.0	176.5
	$ 1,871.1	$ 370.7	$ 511.3	$ 126.6	$ 862.5

(1) Includes unfunded other postretirement benefit obligations, unfunded defined benefit pension plan liabilities and environmental liabilities. Also includes liabilities for underfunded U.S. and non-U.S. defined benefit pension plans.

(2) Due to uncertainty with respect to the timing of future cash flows associated with Cooper's unrecognized tax benefits at December 31, 2009, Cooper is unable to make reliable estimates of the period of cash settlement with the respective taxing authorities. Therefore, $35.0 million of unrecognized tax benefits have been excluded from the contractual obligations table above.

Capitalization

On February 12, 2008, Cooper's Board of Directors authorized the purchase of up to ten million shares of common stock. On February 9, 2009, Cooper's Board of Directors increased the share repurchase authorization by ten million shares. At December 31, 2009, 12,472,035 shares remained available to purchase under these authorizations. Cooper has also announced that the Board authorized the repurchase of shares issued from time to time under its equity compensation plans, matched savings plan and dividend reinvestment plan in order to offset the dilution that results from issuing shares under these plans. For 2010, Cooper's current estimate is that 2.5 million shares would be issued under equity compensation plans. As of the date of this filing in 2010, Cooper had repurchased 589,600 shares under the Board of Director authorizations discussed above. Cooper may continue to repurchase shares under these authorizations from time to time during 2010. The decision whether to do so will be dependent on the favorability of market conditions, as well as potential cash requirements for acquisitions and debt repayments.

Cooper targets a 30% to 40% debt-to-total capitalization ratio. Excess cash flows are utilized to fund acquisitions or to purchase shares of Cooper common stock. At December 31, 2009, 2008 and 2007, Cooper's debt-to-total capitalization ratio was 24.0%, 32.1% and 30.8%, respectively.

On February 12, 2008, Cooper announced that the Board of Directors approved an increase in the annual dividend rate of Cooper's common stock by $.16 per share to $1.00 per share. On February 15, 2010, Cooper's Board of Directors declared a dividend of $.27 per share increasing the annual dividend rate of Cooper's common stock to $1.08 per share.

Capital Expenditures and Commitments

Capital expenditures on projects to reduce product costs, improve product quality, increase manufacturing efficiency and operating flexibility, or expand production capacity were $127 million in 2009, $137 million in 2008, and $116 million in 2007. Capital expenditures are projected to be approximately $110 to $120 million in 2010. Projected expenditures for 2010 will focus on capacity expansions in key markets, development of new products and cost reduction programs.

Interest Rate, Currency and Commodity Price Risk

Changes in interest rates, currency exchange rates and commodity prices affect Cooper's earnings and cash flows. As a result of having sales, purchases and certain intercompany transactions denominated in currencies other than the functional currencies used by Cooper's businesses, Cooper is exposed to the effect of exchange rate changes on its cash flows and earnings. Cooper enters into currency forward exchange contracts to hedge significant non-functional currency denominated transactions for periods consistent with the terms of the underlying transactions. Contracts generally have maturities that do not exceed one year.

The table below provides information about Cooper's derivative financial instruments and other financial instruments at December 31, 2009 that are sensitive to changes in interest rates. For debt obligations, the table presents principal cash flows by expected maturity dates and weighted average interest rates in effect during the periods presented.

	2010	2011	2012	2013	2014	Thereafter	Total
				($ in millions)			
Long-term debt:							
Fixed-rate (U.S. Dollar)	$ 2.3	$ -	$ 325.0	$ -	$ -	$ 600.0	$ 927.3
Average interest-rate	5.7%	5.7%	5.7%	5.8%	5.8%	5.8%	5.8%
Cross-currency swaps:							
Fixed to fixed:							
Notional amount [1]	$ 325.0	$ 325.0	$ 325.0	$ -	$ -	$ -	$ 325.0
Average pay-rate	3.5%	3.5%	3.5%	-	-	-	3.5%
Average receive-rate	5.2%	5.2%	5.2%	-	-	-	5.2%

[1] Cooper entered into cross-currency swaps to effectively convert $325 million of 5.25% senior unsecured debt due in November 2012 to € 272.6 million with an annual interest rate of approximately 3.5%.

The table below provides information about Cooper's derivative financial instruments and other financial instruments at December 31, 2008 that are sensitive to changes in interest rates. For debt obligations, the table presents principal cash flows by expected maturity dates and weighted average interest rates.

	2009	2010	2011	2012	2013	Thereafter	Total
				($ in millions)			
Long-term debt:							
Fixed-rate (U.S. Dollar)	$ 275.0	$ 2.3	$ -	$ 325.0	$ -	$ 600.0	$ 1,202.3
Average interest-rate	5.6%	5.7%	5.7%	5.7%	5.8%	5.8%	5.8%
Variable-rate (U.S. Dollar)	$ -	$ -	$ -	$ -	$ -	$ 8.0	$ 8.0
Average interest-rate	3.9%	3.9%	3.9%	3.9%	3.9%	3.9%	3.9%
Cross-currency swaps:							
Fixed to fixed:							
Notional amount [1]	$ 325.0	$ 325.0	$ 325.0	$ 325.0	$ -	$ -	$ 325.0
Average pay-rate	3.5%	3.5%	3.5%	3.5%	-	-	3.5%
Average receive-rate	5.2%	5.2%	5.2%	5.2%	-	-	5.2%

[1] Cooper entered into cross-currency swaps to effectively convert $325 million of 5.25% senior unsecured debt due in November 2012 to € 272.6 million with an annual interest rate of approximately 3.5%.

The table below provides information about Cooper's currency forward exchange contracts to purchase currencies in excess of $10 million at December 31, 2009. The notional amount is used to calculate the contractual payments exchanged under the contracts. The notional amount represents the U.S. dollar equivalent.

	Mature in 2010	Mature in 2011 – 2012
	(in millions, where applicable)	
U.S. Dollar Functional Currency		
Buy U.S. Dollars / Sell Great Britain Pounds		
Notional amount	$ 42.9	$ 352.9
Average contract rate	1.724	1.910
U.S. Dollar Functional Currency		
Buy Great Britain Pounds / Sell U.S. Dollars		
Notional amount	$ 147.2	$ 170.7
Average contract rate	1.627	1.847
U.S. Dollar Functional Currency		
Buy Euro / Sell U.S. Dollars		
Notional amount	$ 348.2	-
Average contract rate	1.446	-
U.S. Dollar Functional Currency		
Buy U.S. Dollars / Sell Euro		
Notional amount	$ 92.5	-
Average contract rate	1.385	-
Canadian Dollar Functional Currency		
Buy U.S. Dollars / Sell Canadian Dollars		
Notional amount	$ 41.2	-
Average contract rate	.922	-
U.S. Dollar Functional Currency		
Buy Singapore Dollars / Sell U.S. Dollars		
Notional amount	$ 16.0	-
Average contract rate	.722	-

Changes in availability and fluctuations in commodity prices for raw materials such as steel, copper, aluminum and zinc affect Cooper's earnings and cash flows. Cooper primarily manages this exposure through price changes; however, in periods of significant increases in commodity prices, the price increases in certain businesses, on occasion, lag the increased costs. Cooper also uses commodity swaps to reduce the volatility of price fluctuations on a portion of certain forecasted material purchases for copper, aluminum and zinc for periods up to eighteen months. At December 31, 2009, Cooper had commodity swaps with a notional amount of approximately $15 million, all of which mature in 2010. At December 31, 2008, Cooper had commodity swaps with a notional amount of approximately $68 million, 90% of which matured in 2009.

The table below provides information about Cooper's currency forward exchange contracts to purchase currencies in excess of $10 million at December 31, 2008. The notional amount is used to calculate the contractual payments exchanged under the contracts. The notional amount represents the U.S. dollar equivalent.

	Mature in 2009	Mature in 2010 – 2011	Mature in 2012
	(in millions, where applicable)		
U.S. Dollar Functional Currency			
Buy U.S. Dollars / Sell Great Britain Pounds			
Notional amount	$ 111.5	$ 48.4	$ 328.8
Average contract rate	1.648	1.921	1.909
U.S. Dollar Functional Currency			
Buy Great Britain Pounds / Sell U.S. Dollars			
Notional amount	$ 11.9	$ 23.5	$ 159.0
Average contract rate	1.894	1.864	1.847
U.S. Dollar Functional Currency			
Buy Euro / Sell U.S. Dollars			
Notional amount	$ 148.9	-	-
Average contract rate	1.286	-	-
Euro Functional Currency			
Buy Euro / Sell Great Britain Pounds			
Notional amount	$ 49.8	-	-
Average contract rate	1.209	-	-
U.S. Dollar Functional Currency			
Buy Mexican Pesos / Sell U.S. Dollars			
Notional amount	$ 44.7	-	-
Average contract rate	.079	-	-
U.S. Dollar Functional Currency			
Buy Singapore Dollars / Sell U.S. Dollars			
Notional amount	$ 22.5	-	-
Average contract rate	.675	-	-
Australian Dollar Functional Currency			
Buy Australian Dollars / Sell Great Britain Pounds			
Notional amount	$ 13.5	-	-
Average contract rate	1.122	-	-

See Note 17 of the Notes to the Consolidated Financial Statements for additional information regarding the fair value of Cooper's financial instruments.

Critical Accounting Policies and Estimates

The Consolidated Financial Statements and Notes to the Consolidated Financial Statements contain information that is pertinent to management's discussion and analysis. The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities. Cooper believes the following critical accounting policies involve additional management judgment due to the sensitivity of the methods, assumptions and estimates necessary in determining the related asset and liability amounts.

Cooper recognizes revenues when products are shipped, and accruals for sales returns and other allowances are provided at the time of shipment based upon past experience. If actual future returns and allowances differ from past experience, additional allowances may be required. The accrual for sales returns and other allowances reported net in receivables was $77.9 million and $89.8 million at December 31, 2009 and 2008, respectively.

Cooper provides certain customers incentives primarily consisting of volume discounts and other short-term discount and promotion programs. Cooper recognizes these incentives as a reduction in reported revenues at the time of the qualifying sale based on our estimate of the ultimate incentive amount to be earned using historical experience and known trends. If actual customer incentives differ from our estimates, additional accruals may be required. The accrual for customer incentives reported in accrued liabilities was $70.2 million and $108.9 million at December 31, 2009 and 2008, respectively.

Allowances for excess and obsolete inventory are provided based on current assessments about future demands, market conditions and related management initiatives. If market conditions are less favorable than those projected by management, additional inventory allowances may be required. The allowance for excess and obsolete inventory was $83.7 million at December 31, 2009 and $77.0 million at December 31, 2008.

Pension assets and liabilities are determined on an actuarial basis and are affected by the market value of plan assets, estimates of the expected return on plan assets, discount rates and estimated future employee earnings and demographics. Actual changes in the fair market value of plan assets and differences between the actual return on plan assets and the expected return on plan assets will affect the amount of pension expense ultimately recognized. Differences between actuarial assumptions and estimates and actual experience are deferred in accumulated other nonowner changes in equity as actuarial net gains and losses. Actuarial net gains and losses in excess of a calculated minimum annual amount are amortized and recognized in net periodic pension cost over the average remaining service period of active employees.

Total net periodic pension benefit cost was $26.1 million in 2009, $7.6 million in 2008 and $3.9 million in 2007. The increase in the net periodic pension cost in 2009 resulted from a decline in fair value of the plan assets and other actuarial changes related to the deterioration in the securities markets in 2008. Total net periodic pension benefit cost in 2008 includes a $3.7 million curtailment loss as a result of ceasing future benefit accruals for two defined benefit plans in the U.K. The estimated net periodic pension benefit cost of $19.0 million for 2010 has been estimated assuming a discount rate of 5.5% and an expected return on plan assets of 8.25%. See Note 14 of the Notes to the Consolidated Financial Statements.

The postretirement benefits other than pensions liability is also determined on an actuarial basis and is affected by assumptions including the discount rate and expected trends in health care costs. Changes in the discount rate and differences between actual and expected health care costs will affect the recorded amount of postretirement benefits expense. Differences between assumptions and actual experience are deferred in accumulated other nonowner changes in equity as actuarial net gains and losses. Actuarial net gains and losses in excess of a minimum annual amount are amortized and recognized in net periodic postretirement benefit cost over the average remaining life expectancy of the participants. Net periodic postretirement benefit cost was ($0.4) million in 2009 and $0.7 million in 2008. Net periodic postretirement benefit cost is expected to be approximately $0.7 million in 2010, assuming a discount rate of 5.5%. See Note 14 of the Notes to the Consolidated Financial Statements.

Stock-based compensation expense is recorded for stock-option grants, performance-based and restricted stock awards based upon fair value. The fair value of stock option awards is estimated at the grant date using the Black-Scholes-Merton option pricing model, which includes assumptions for volatility, expected term, risk-free interest rate and dividend yield. Expected volatility is based on implied volatilities from traded options on Cooper stock, historical volatility of Cooper stock and other factors. Historical data is used to estimate employee termination experience and the expected term of the options. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant. The fair value of performance-based and restricted stock awards granted is measured at the market price on the grant date. Performance awards are typically arranged in levels, with increasing number of shares earned as higher levels of growth are achieved. If goal-level assumptions are not met, stock-based compensation expense is adjusted and previously recognized compensation expense would be reversed. During 2007 and through the third quarter of 2008, performance goals were assumed to be achieved at the maximum level. In the fourth quarter of 2008, Cooper revised its assumption to lower the performance goals assumed to be achieved to below the maximum level for performance awards granted in 2007 and 2008. The revised achievement levels assumed for the 2007 and 2008 performance award grants considered the past performance and current expectations of future performance in the respective three-year performance period. As a result of lowering the performance goals assumed to be achieved, Cooper adjusted previously recognized stock-based compensation expense by reducing operating expenses in the fourth quarter of 2008 by $11.3 million. Performance goals for performance awards granted in 2009 are assumed to be achieved at the maximum level. Total stock-based compensation expense was $26.3 million in 2009, $23.1 million in 2008 and $39.0 million in 2007. See Note 11 of the Notes to the Consolidated Financial Statements.

Environmental liabilities are accrued based on estimates of known environmental remediation exposures. The liabilities include accruals for sites owned by Cooper and third-party sites where Cooper was determined to be a potentially responsible party. Third party sites frequently involve multiple potentially responsible parties and Cooper's potential liability is determined based on estimates of Cooper's proportionate responsibility for the total cleanup. The amounts accrued for such sites are based on these estimates as well as an assessment of the financial capacity of the other potentially responsible parties. Environmental liability estimates may be affected by changing determinations of what constitutes an environmental liability or an acceptable level of cleanup. To the extent that remediation procedures change or the financial condition of other potentially responsible parties is adversely affected, Cooper's estimate of its environmental liabilities may change. The liability for environmental remediation was $27.1 million at December 31, 2009 and $29.4 million at December 31, 2008. See Note 7 of the Notes to the Consolidated Financial Statements.

Cooper records current tax liabilities as well as deferred tax assets and liabilities for those taxes incurred as a result of current operations but deferred until future periods. The annual provision for income taxes is the sum of both the current and deferred tax amounts. Current taxes payable represents the liability related to Cooper's income tax returns for the current year, while the net deferred tax expense or benefit represents the change in the balance of deferred tax assets or liabilities reported on Cooper's consolidated balance sheet. Deferred tax assets or liabilities are determined based upon differences between the book basis of assets and liabilities and their respective tax basis as measured by the enacted tax rates that Cooper expects will be in effect when these differences reverse. In addition to estimating the future applicable tax rates, Cooper must also make certain assumptions regarding whether tax differences are permanent or temporary and whether taxable operating income in future periods will be sufficient to fully recognize any gross deferred tax assets. Cooper has established valuation allowances when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Cooper is subject to income taxes in both the United States and numerous non-U.S. jurisdictions. Cooper is regularly under examination by various tax authorities. United States federal and state tax authorities and tax authorities in other countries have challenged the amount of taxes due for certain tax periods. Cooper evaluates the potential exposure associated with various filing positions and records a liability for tax contingencies. Although Cooper believes all tax positions are reasonable and properly reported in accordance with applicable tax laws and regulations in effect during the periods involved, the final determination of tax audits and any related litigation could be materially different than that which is reflected in historical income tax provisions and accruals. The resolution of tax audits and litigation could have a material effect on Cooper's consolidated cash flows in the period or periods for which that determination is finalized. In 2009 and 2008, Cooper reduced income tax expense by $12.7 million ($.08 per share) and $23.2 million ($.13 per share), respectively, as a result of the expiration of statute of limitations, tax settlements and other discrete tax items. See Note 13 of the Notes to the Consolidated Financial Statements.

Cooper has goodwill of $2.64 billion and $2.57 billion at December 31, 2009 and December 31, 2008, respectively. Cooper records goodwill related to business acquisitions when the purchase price exceeds the fair value of identified assets and liabilities acquired. Goodwill is subject to an annual impairment test and Cooper has designated January 1 as the date of this test. If an event occurs, or circumstances change, that would more likely than not reduce the fair value of a reporting unit below its carrying value; an interim impairment test would be performed between annual tests. Cooper has identified eight reporting units, consisting of seven units in the Electrical Products reportable operating segment plus the Tools reportable operating segment, for which goodwill is tested for impairment.

Goodwill impairment is evaluated using a two-step process. The first step of the goodwill impairment test compares the fair value of a reporting unit with its carrying value. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test shall be performed. The second step compares the implied fair value of the reporting unit's goodwill to the carrying amount of its goodwill to measure the amount of impairment loss. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination (e.g., the fair value of the reporting unit is allocated to all of the assets and liabilities, including any unrecognized intangible assets, as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit).

The primary technique we utilize in estimating the fair value of our reporting units is discounted cash flow analysis. Discounted cash flow analysis requires us to make various judgments, estimates and assumptions, many of which are interdependent, about future sales, operating margins, growth rates, capital expenditures, working capital and discount rates. In addition to estimating the fair value of each of our reporting units using discounted cash flow analysis, we compare the sum of the fair values of our reporting units that resulted from the discounted cash flow analysis to our market capitalization to determine that our estimates of reporting unit fair value are reasonable.

The starting point for the assumptions used in our discounted cash flow analysis is the annual long range financial forecast. The annual planning process that we undertake to prepare the long range financial forecast takes into consideration a multitude of factors including historical growth rates and operating performance, related industry trends, macroeconomic conditions, inflationary and deflationary forces, pricing strategies, customer analysis, operational issues, competitor analysis, customer needs and marketplace data, among others. Assumptions are also made for perpetual growth rates for periods beyond the long range financial forecast period. Our estimates of fair value are sensitive to changes in all of these variables, certain of which relate to broader macroeconomic conditions outside our control. The long range financial forecast is typically completed early in the fourth quarter of each year, and it serves as the primary basis for our estimate of reporting unit fair values used in our annual impairment tests, absent significant changes in our outlook on future results.

In determining the fair value of our reporting units at January 1, 2010, we were required to make significant judgments and estimates regarding the expected recovery from the recent global economic recession. The forecast assumptions for 2010 include a recovery to begin in certain markets and realization of benefits from our 2008 and 2009 cost reduction actions to reduce our overall cost structure. We forecasted revenues for all but one of the Electrical Products' reporting units to increase in 2010 in the range of 1% to 8% with an average net increase of 1%. We projected a compounded annual growth rate in the mid single digits through 2012 for Electrical Products. We forecasted Tools revenues to increase in 2010 by 9% with a projected compounded annual growth rate in the mid single digits through 2012. In developing our forecast, we considered the historical operating results achieved and the future outlook in each of our businesses. While Electrical Products revenue declined in 2009 by 22% due to the global economic recession, over the three year period through 2008, Electrical Products revenues increased annually in the range of 11% to 15%. Tools revenues increased approximately 4% in 2006 and 5% in 2007 and declined approximately 4% in 2008 and 27% in 2009. During the five year period through 2009, Cooper achieved compounded annual growth in earnings from continuing operations of approximately 5% (2005 – 15%; 2006 – 24%; 2007 – 20%; 2008 – 8%; 2009 – 33% decline) and free cash flow in excess of recurring earnings from continuing operations in each year.

We estimate a 3% annual growth rate beyond 2012 to arrive at a "normalized" residual year representing the perpetual cash flows of each reporting unit. The forecasted 3% annual growth rate is less than Cooper's historical compounded annual growth rate achieved through 2009 for the prior five year period and is consistent with the historical compounded annual growth rate over the prior ten year period. The residual year cash flow was capitalized to arrive at the terminal value for each of the reporting units. Utilizing a discount rate of 11% for each reporting unit in the Electrical Products segment and 11.5% for the Tools reporting unit, the present value of the cash flows during the projection period and terminal value were aggregated to estimate the fair value for each of the reporting units. We assumed a discount rate of 11% in our discounted cash flow analysis at January 1, 2009 for each of our reporting units. In determining the appropriate discount rate, we considered the weighted average cost of capital for market participants.

Due to the effects of the global economic recession on our operations, we determined that the excess fair value for each of our reporting units over its carrying value as of January 1, 2010 was generally consistent with such excess as of January 1, 2009, although the margin by which the estimated fair value exceeded carrying value was smaller than it was prior to the downturn in the global economy in the latter half of 2008. If the recovery from the recent global economic recession takes longer than we have projected or the economic environment worsens, the estimated fair values of our reporting units could decrease.

The following table provides information for each of Cooper's eight reporting units.

$ in millions

Reporting Unit	Goodwill at 12/31/08 [2]	Fair Value in Excess of Carrying Value at 1/1/09 [1]	Goodwill at 12/31/09 [2]	Fair Value in Excess of Carrying Value at 1/1/10 [1]	Percentage Reduction Required to Reduce 1/1/10 Estimated Fair Value to Carrying Value
B-Line	$ 303.4	88%	$ 304.2	93%	48%
Bussmann	337.8	65%	333.8	61%	38%
Crouse-Hinds	362.8	192%	390.2	273%	73%
Lighting	362.1	93%	375.7	91%	48%
Wiring Devices	82.7	72%	79.8	51%	34%
Power Systems	443.1	85%	446.1	81%	45%
Safety	374.0	35%	408.5	31%	24%
Tools	301.4	35%	304.9	32%	24%

(1) Expressed as a percentage of carrying value.
(2) There were no changes in the allocation of goodwill between reporting units. The changes in goodwill are due to the effect of acquisitions and translation.

In addition to estimating the fair value of each of our reporting units using the discounted cash flow analysis as described above, we compared the sum of the fair values of our reporting units that resulted from the discounted cash flow analysis to our market capitalization to determine that our estimates of reporting unit fair value were reasonable. As of December 31, 2009, our equity market capitalization was approximately $7.2 billion, compared to the $3.0 billion book value of equity. As of December 31, 2008, our equity market capitalization was approximately $5.1 billion, compared to the $2.6 billion book value of equity.

The above table reflects the percentage reduction in estimated fair value required to reduce the stated fair value estimates to the respective reporting unit's carrying value at January 1, 2010. To evaluate the sensitivity of the fair value calculations and to address the uncertainty inherent in estimating the fair values of our reporting units, we applied a range of discount rates and long-term cash flow growth assumptions. Discount rates applied ranged from 9% to 13% with long-term cash flow growth assumptions ranging from 2% to 4%. Under this range of assumptions, only one scenario would reduce the fair value of a reporting unit below its carrying value (with the fair value approximately 2% below its carrying value). If the projected recovery from the global economic recession is significantly delayed beyond our projections, it is possible the estimated fair values of certain reporting units could decrease such that the second step of the goodwill impairment test must be completed.

There are significant inherent uncertainties and management judgment involved in estimating the fair value of each reporting unit. While we believe we have made reasonable estimates and assumptions to estimate the fair value of our reporting units, it is possible that a material change could occur. If actual results are not consistent with our current estimates and assumptions, or if changes in macroeconomic conditions outside the control of management change such that it results in a significant negative impact on our estimated fair values, we may be required to perform the second step of the impairment test for one or more of our reporting units, which could result in a material impairment of our goodwill.

In October 1998, Cooper sold its Automotive Products business to Federal-Mogul Corporation ("Federal-Mogul"). These discontinued businesses (including the Abex Friction product line obtained from Pneumo-Abex Corporation ("Pneumo") in 1994) were operated through subsidiary companies, and the stock of those subsidiaries was sold to Federal-Mogul pursuant to a Purchase and Sale Agreement dated August 17, 1998 ("1998 Agreement"). In conjunction with the sale, Federal-Mogul indemnified Cooper for certain liabilities of these subsidiary companies, including liabilities related to the Abex Friction product line and any potential liability that Cooper may have to Pneumo pursuant to a 1994 Mutual Guaranty Agreement between Cooper and Pneumo. On October 1, 2001, Federal-Mogul and several of its affiliates filed a Chapter 11 bankruptcy petition. The Bankruptcy Court for the District of Delaware confirmed Federal-Mogul's plan of reorganization and Federal-Mogul emerged from bankruptcy in December 2007. As part of Federal-Mogul's Plan of Reorganization, Cooper and Federal-Mogul reached a settlement agreement that was subject to approval by the Bankruptcy Court resolving Federal-Mogul's indemnification obligations to Cooper. As discussed further in Item 3 – Legal Proceedings and Note 16 of the Notes to the Consolidated Financial Statements, on September 30, 2008, the Bankruptcy Court issued its final ruling denying the Modified Plan A Settlement resulting in Cooper not participating in the Federal-Mogul 524(g) trust and instead proceeding with the Plan B Settlement that had previously been approved by the Bankruptcy Court. As a result of the Plan B Settlement, Cooper received in October 2008 the $141 million payment, including interest, from the Federal-Mogul Bankruptcy estate and continues to resolve through the tort system the asbestos related claims arising from the Abex Friction product line that it had sold to Federal-Mogul in 1998. As part of its obligation to Pneumo for any asbestos-related claims arising from the Abex Friction product line ("Abex Claims"), Cooper has rights, confirmed by Pneumo, to significant insurance for such claims.

As a result of the September 30, 2008 Bankruptcy Court ruling discussed above, Cooper adjusted its accounting in the third quarter of 2008 to reflect the separate assets and liabilities related to the on-going activities to resolve the potential asbestos related claims through the tort system. Cooper recorded income from discontinued operations of $16.6 million, net of a $9.4 million income tax expense, in the third quarter of 2008 to reflect the Plan B Settlement.

During 2009, Cooper recognized an after tax gain from discontinued operations of $25.5 million, which is net of a $16.2 million income tax expense, from negotiated insurance settlements consummated in 2009 that were not previously recognized. Cooper believes that it is likely that additional insurance recoveries will be recorded in the future as new insurance-in-place agreements are consummated or settlements with insurance carriers are completed. Timing and value of these agreements and settlements cannot be currently estimated as they may be subject to extensive additional negotiation and litigation.

Asbestos Liability Estimate

As of December 31, 2009, Cooper estimates that the undiscounted liability for pending and future indemnity and defense costs for the next 45 years will be $784.5 million. This amount includes accruals for unpaid indemnity and defense costs at December 31, 2009 which are not significant. The estimated liability is before any tax benefit and is not discounted as the timing of the actual payments is not reasonably predictable. However, a discounted value would likely be approximately 60% or less of the $784.5 million liability recorded.

The methodology used to project Cooper's liability estimate relies upon a number of assumptions including Cooper's recent claims experience and declining future asbestos spending based on past trends and publicly available epidemiological data, changes in various jurisdictions, management's judgment about the current and future litigation environment, and the availability to claimants of other payment sources.

Abex discontinued using asbestos in the Abex Friction product line in the 1970's and epidemiological studies that are publicly available indicate the incidence of asbestos-related disease is in decline and should continue to decline steadily. However, these studies, or other assumptions, may vary significantly over time from the current estimates utilized to project the undiscounted liability.

Although Cooper believes that its estimated liability for pending and future indemnity and defense costs represents the best estimate of its future obligation, Cooper utilized scenarios that it believes are reasonably possible that indicate a broader range of potential estimates from $505 to $877 million (undiscounted).

Asbestos Receivable Estimate

As of December 31, 2009, Cooper, through Pneumo-Abex LLC, has access to Abex insurance policies with remaining limits on policies with solvent insurers in excess of $680 million. Insurance recoveries reflected as receivables in the balance sheet include recoveries where insurance-in-place agreements, settlements or policy recoveries are probable. As of December 31, 2009, Cooper's receivable for recoveries of costs from insurers amounted to $179.3 million, of which $64.6 million relate to costs previously paid or insurance settlements. Cooper's arrangements with the insurance carriers may defer certain amounts of insurance and settlement proceeds that Cooper is entitled to receive beyond twelve months. Approximately 90% of the $179.3 million receivable from insurance companies at December 31, 2009 is due from domestic insurers whose AM Best rating is Excellent (A-) or better. The remaining balance of the insurance receivable has been significantly discounted to reflect management's best estimate of the recoverable amount.

Cooper believes that it is likely that additional insurance recoveries will be recorded in the future as new insurance-in-place agreements are consummated or settlements with insurance carriers are completed. However, extensive litigation with the insurance carriers may be required to receive those additional recoveries.

The amounts recorded by Cooper for its asbestos liability and related insurance receivables are not discounted and rely on assumptions that are based on currently known facts and strategy. The value of the liability on a discounted basis net of the amount of insurance recoveries likely to materialize in the future would be significantly lower than the net amounts currently recognized in the balance sheet. Cooper's actual asbestos costs or insurance recoveries could be significantly higher or lower than those recorded if assumptions used in the estimation process vary significantly from actual results over time. As the estimated liability is not discounted and extends over 45 years, any changes in key assumptions could have a significant impact on the recorded liability. Key variables in these assumptions include the number and type of new claims filed each year, the average indemnity and defense costs of resolving claims, the number of years these assumptions are projected into the future, and the resolution of on-going negotiations of additional settlement or coverage-in-place agreements with insurance carriers. Assumptions with respect to these variables are subject to greater uncertainty as the projection period lengthens. Other factors that may affect Cooper's liability and ability to recover under its insurance policies include uncertainties surrounding the litigation process from jurisdiction to jurisdiction and from case to case, reforms that may be made by state and federal courts, and the passage of state or federal tort reform legislation. Cooper will review these assumptions on a periodic basis to determine whether any adjustments are required to the estimate of its recorded asbestos liability and related insurance receivables. As this additional information becomes available, Cooper could record a charge or income related to the discontinued operations asbestos liability and related insurance recoveries, which may be significant.

From a cash flow perspective, Cooper management believes that the annual cash outlay for its potential asbestos liability, net of insurance recoveries, will not be material to Cooper's operating cash flow.

Recently Issued Accounting Standards

See Note 1 of the Notes to the Consolidated Financial Statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information required by this Item is included under "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations."

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Cooper's consolidated financial statements, together with the report thereon of Ernst & Young LLP and the supplementary financial data are set forth on pages F-1 through F-49 hereof. (See Item 15 for Index.)

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

The Company's management, with the participation of the Company's Chairman and Chief Executive Officer and Senior Vice President and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this report. Based on such evaluation, the Company's Chairman and Chief Executive Officer and Senior Vice President and Chief Financial Officer have concluded that, as of the end of such period, the Company's disclosure controls and procedures are effective, at the reasonable assurance level, in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act and are effective, at the reasonable assurance level, in ensuring that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company's management, including the Company's Chairman and Chief Executive Officer and Senior Vice President and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

There have not been any changes in the Company's internal control over financial reporting during the most recently completed fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this Item is set forth under the captions "Election of Directors", "Executive Officers", "Section 16(a) Beneficial Ownership Reporting Compliance", and "Corporate Governance" in Cooper's Proxy Statement to be filed pursuant to Regulation 14A under the Securities Exchange Act of 1934 in connection with Cooper's 2010 Annual Meeting of Shareholders (the "Proxy Statement") and is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item is set forth under the caption "Executive Management Compensation" and "Directors' Compensation" in the Proxy Statement and, except as specified in the following sentence, is incorporated herein by reference.

Information in Coopers' Proxy Statement not deemed to be "soliciting material" or "filed" with the Commission under its rules, including the Compensation Committee Report, is not deemed to be incorporated by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item is set forth under the captions "Cooper Stock Ownership of Certain Beneficial Owners", "Securities Ownership of Officers and Directors" and "Equity Compensation Plan Information" in the Proxy Statement and is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item is set forth under the caption "Transactions with Related Persons" and "Corporate Governance-Director Independence" in the Proxy Statement and is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item is set forth under the caption "Relationship with Independent Auditors" in the Proxy Statement and is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) 1. *Financial Statements and Other Financial Data.*

Financial information with respect to subsidiaries not consolidated and 50 percent or less owned entities accounted for by the equity method has not been included because in the aggregate such subsidiaries and investments do not constitute a significant subsidiary.

2. *Financial Statement Schedules*

Financial statement schedules are not included in this Form 10-K Annual Report because they are not applicable or the required information is shown in the financial statements or notes thereto.

3. *Exhibits*

2.0 Scheme of Arrangement between Cooper Industries, Ltd. and the Class A Common Shareholders (incorporated by reference to Annex A to Cooper's Definitive Proxy Statement on Schedule 14A filed July 16, 2009).

3.1 Memorandum and Articles of Association of Cooper Industries plc (incorporated by reference to Exhibit 3.1 to Cooper Industries plc's Form 8-K filed September 9, 2009).

3.2 Certificate of Incorporation of Cooper Industries plc (incorporated by reference to Exhibit 3.2 to Cooper Industries plc's Form 8-K filed September 9, 2009).

4.1 Second Amended and Restated Rights Agreement, dated September 8, 2009, by and among Cooper Industries plc, Cooper Industries, Ltd. and Computershare Trust Company, N.A., as Rights Agent (incorporated by referenced to Exhibit 4.1 to Cooper Industries plc's Form 8-K filed on September 9, 2009).

4.2 Indenture dated as of January 15, 1990, between Cooper Industries, Inc. and The Chase Manhattan Bank (National Association), as Trustee (incorporated by reference to Exhibit 4(a) to Cooper's Registration Statement on Form S-3, Registration No. 33-33011).

4.3 First Supplemental Indenture dated as of May 15, 2002 between Cooper Industries, Inc. and JPMorgan Chase Bank, N.A., as successor Trustee to The Chase Manhattan Bank (National Association) (incorporated by reference to Exhibit 4.3 to Cooper's Form 10-Q for the quarter ended June 30, 2002).

4.4 Second Supplemental Indenture dated as of June 21, 2002 among Cooper Industries, Inc., Cooper Industries, Ltd. and JPMorgan Chase Bank, N.A., as Trustee (incorporated by reference to Exhibit 4.4 to Cooper's Form 10-Q for the quarter ended June 30, 2002).

4.5 Third Supplemental Indenture dated as of October 28, 2002 among Cooper Industries, Inc., Cooper Industries, Ltd. and JPMorgan Chase Bank, N.A., as Trustee (incorporated by reference to Exhibit 4.1 to Cooper's Form 10-Q for the quarter ended September 30, 2002).

4.6 Fourth Supplemental Indenture dated as of January 1, 2005 among Cooper Industries, LLC, Cooper Industries, Ltd. and JPMorgan Chase Bank, N.A., as Trustee (incorporated by reference to Exhibit 4 to Cooper's Form 10-Q for the quarter ended March 31, 2005).

4.7 Indenture dated as of November 8, 2005 among Cooper US, Inc., Cooper Industries, Ltd., Subsidiary Guarantors and JPMorgan Chase Bank, N.A., as Trustee (incorporated by reference to Exhibit 4.1 to Cooper's Form 8-K filed November 9, 2005).

4.8 Registration Rights Agreement dated November 8, 2005 among Cooper US, Inc., Cooper Industries, Ltd., Subsidiary Guarantors, and Banc of America Securities LLC and Citigroup Global Markets, Inc. as representatives of several initial purchasers of $325 million aggregate principal amount of debt securities (incorporated by reference to Exhibit 4.2 to Cooper's Form 8-K filed November 9, 2005).

4.9 Form of Indenture among Cooper US, Inc., Cooper Industries, Ltd. and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.1 to Cooper's Form 8-K dated June 13, 2007).

4.10 Form of First Supplemental Indenture among Cooper US, Inc., Cooper Industries, Ltd., the Subsidiary Guarantors named therein and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.2 to Cooper's Form 8-K dated June 13, 2007).

4.11 Form of Second Supplemental Indenture among Cooper US, Inc. Cooper Industries, Ltd., the Subsidiary Guarantors named therein and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.1 to Cooper's Form 8-K dated March 24, 2008).

4.12 Fifth Supplemental Indenture, dated as of September 8, 2009, by and among Cooper Industries, LLC, Cooper Industries, Ltd., Cooper Industries plc and The Bank of New York Mellon Trust Company, N.A., (successor to JPMorgan Chase Bank, N.A.) as Trustee (incorporated by reference to Exhibit 4.2 to Cooper Industries plc's Form 8-K filed September 9, 2009).

4.13 First Supplemental Indenture, dated as of September 8, 2009, by and among Cooper US, Inc., the Guarantors (as defined therein), Cooper Industries plc and The Bank of New York Mellon Trust Company, N.A. (successor to JPMorgan Chase Bank, N.A.) as Trustee (incorporated by reference to Exhibit 4.3 to Cooper Industries plc's Form 8-K filed September 9, 2009).

4.14 Third Supplemental Indenture, dated as of September 8, 2009, by and among Cooper US, Inc., the Guarantors (as defined therein), Cooper Industries plc and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.4 to Cooper Industries plc's Form 8-K filed September 9, 2009).

10.1 Cooper Industries, Ltd. Directors Deferred Compensation Plan (as Amended and Restated as of November 4, 2008) (incorporated by reference to Exhibit 10.1 to Cooper's Form 10-K for the year ended December 31, 2008).

10.2 Cooper Industries, Inc. Directors Retirement Plan (incorporated by reference to Exhibit 10.3 to Cooper's Form 10-K for the year ended December 31, 1997).

10.3 Cooper Industries, Inc. Supplemental Excess Defined Benefit Plan (August 1, 1998 Restatement) (incorporated by reference to Exhibit 10(iii) to Cooper's Form 10-Q for the quarter ended September 30, 1998).

10.4 First Amendment to Cooper Industries, Inc. Supplemental Excess Defined Benefit Plan (August 1, 1998 Restatement) (incorporated by reference to Exhibit 10.6 to Cooper's Form 10-K for the year ended December 31, 2003).

10.5 Cooper Industries, Inc. Supplemental Excess Defined Contribution Plan (August 1, 1998 Restatement) (incorporated by reference to Exhibit 10(iv) to Cooper's Form 10-Q for the quarter ended September 30, 1998).

10.6 First, Second and Third Amendments to Cooper Industries, Inc. Supplemental Excess Defined Contribution Plan (August 1, 1998 Restatement) (incorporated by reference to Exhibit 10.8 to Cooper's Form 10-K for the year ended December 31, 2003).

10.7 Cooper US, Inc. Supplemental Executive Retirement Plan (incorporated by reference to Exhibit 10.7 to Cooper's Form 10-K for the year ended December 31, 2008).

10.8 Cooper US, Inc. Base Salary Deferral Plan (incorporated by reference to Exhibit 10.8 to Cooper's Form 10-K for the year ended December 31, 2008).

10.9 Cooper Industries Amended and Restated Management Annual Incentive Plan (as Amended and Restated for Non-Deferral Terms as of February 13, 2006) (as Amended and Restated in connection with Section 409A effective January 1, 2005) (incorporated by reference to Exhibit 10.9 to Cooper's Form 10-K for the year ended December 31, 2008).

10.10 First Amendment to Cooper Industries Amended and Restated Management Annual Incentive Plan (As Amended and Restated for Non-Deferral Terms as of February 13, 2006) (As Amended and Restated in connection with Section 409A, Effective January 1, 2005) (incorporated by reference to Exhibit 10.6 to Cooper Industries plc's Form 8-K filed September 9, 2009).

10.11 Deed Poll of Assumption, dated September 8, 2009, by Cooper Industries plc relating to the Cooper Industries Amended and Restated Management Annual Incentive Plan (incorporated by reference to Exhibit 10.10 to Cooper Industries plc's Form 8-K filed September 9, 2009).

10.12 Management Incentive Compensation Deferral Plan (incorporated by reference to Exhibit 10.7 to Cooper's Form 10-K for the year ended December 31, 1997).

10.13 Third and Fourth Amendments to Management Incentive Compensation Deferral Plan (incorporated by reference to Exhibit 10.10 to Cooper's Form 10-K for the year ended December 31, 2003) (incorporated by reference to Exhibit 10.12 to Cooper's Form 10-K for the year ended December 31, 2008).

10.14 Management Incentive Compensation Deferral Plan Post–2004 Part (Effective January 1, 2005) (incorporated by reference to Exhibit 10.12 to Cooper's Form 10-K for the year ended December 31, 2008).

10.15 Cooper Industries plc Amended and Restated Stock Incentive Plan (As Amended and Restated September 8, 2009) (incorporated by reference to Exhibit 10.7 to Cooper Industries plc's Form 8-K filed September 9, 2009).

10.16 Deed Poll of Assumption, dated September 8, 2009, by Cooper Industries plc relating to the Cooper Industries, Ltd. Amended and Restated Stock Incentive Plan (incorporated by reference to Exhibit 10.11 to Cooper Industries plc's Form 8-K filed September 9, 2009).

10.17 Form of Incentive Stock Option Agreement for Cooper Industries, Inc. Stock Incentive Plan (incorporated by reference to Exhibit 10.14 to Cooper's Form 10-K for the year ended December 31, 2003).

10.18 Form of Nonqualified Stock Option Agreement for Cooper Industries Stock Incentive Plan (incorporated by reference to Exhibit 10.15 to Cooper's Form 10-K for the year ended December 31, 2003).

10.19 Form of Cooper US, Inc. Executive Stock Incentive Agreement for the performance period January 1, 2007 to December 31, 2009 (incorporated by reference to Exhibit 10.1 to Cooper's Form 10-Q for the period ended March 31, 2007).

10.20 Form of Cooper US, Inc. Executive Stock Incentive Agreement for the performance period January 1, 2008 to December 31, 2010 (incorporated by reference to Exhibit 10.1 to Cooper's Form 10-Q for the period ended March 31, 2008).

10.21 Form of Cooper US, Inc. Executive Stock Incentive Agreement for the 2009 performance period (incorporated by reference to Exhibit 10.1 to Cooper's Form 10-Q for the period ended March 31, 2009).

10.22 Form of Cooper US Restricted Stock Agreement (incorporated by reference to Exhibit 10.19 to Cooper's Form 10-K for the year ended December 31, 2008).

10.23 Amended and Restated Cooper Industries plc Directors' Stock Plan (As Amended and Restated as of September 8, 2009) (incorporated by reference to Exhibit 10.3 to Cooper Industries plc's Form 8-K filed September 9, 2009).

10.24 Deed Poll of Assumption, dated September 8, 2009, by Cooper Industries plc relating to the Amended and Restated Cooper Industries, Ltd. Directors' Stock Plan (incorporated by reference to Exhibit 10.8 to Cooper Industries plc's Form 8-K filed September 9, 2009).

10.25 Form of Directors' Nonqualified Stock Option Agreement for Directors' Stock Plan (incorporated herein by reference to Exhibit 10.18 to Cooper's Form 10-K for the year ended December 31, 1997).

10.26 Cooper Industries plc Amended and Restated Directors' Retainer Fee Stock Plan (As Amended and Restated as of September 8, 2009) (incorporated by reference to Exhibit 10.4 to Cooper Industries plc's Form 8-K filed September 9, 2009).

10.27 Deed Poll of Assumption, dated September 8, 2009, by Cooper Industries plc relating to the Cooper Industries, Ltd. Amended and Restated Directors' Retainer Fee Stock Plan (incorporated by reference to Exhibit 10.9 to Cooper Industries plc's Form 8-K filed September 9, 2009).

10.28 Form of Management Continuity Agreement between Cooper Industries plc and key management personnel.

10.29 Form of Indemnification Agreement for directors and Secretary of Cooper Industries plc (incorporated by reference to Exhibit 10.1 to Cooper Industries plc's Form 8-K filed September 9, 2009).

10.30 Form of Indemnification Agreement for officers of Cooper Industries plc (incorporated by reference to Exhibit 10.2 to Cooper Industries plc's Form 8-K filed September 9, 2009).

10.31 Purchase and Sale Agreement between Cooper Industries, Inc. and Federal-Mogul Corporation dated August 17, 1998 (incorporated herein by reference to Exhibit 10(i) of Cooper's Form 10-Q for the quarter ended September 30, 1998).

10.32 Term Sheet Pneumo Abex Settlement Plan A and Plan B dated as of July 6, 2006 among Cooper Industries, Ltd.; Cooper Industries, LLC; Federal-Mogul Corporation; Federal-Mogul Products, Inc.; the Future Claimants' Representative for Federal-Mogul Corporation and Federal-Mogul Products, Inc.; the Official Committee of Asbestos Claimants for Federal-Mogul Corporation and Federal-Mogul Products, Inc.; Pneumo Abex LLC; and PCT International Holdings, Inc. (incorporated by reference to Exhibit 99.1 to Cooper's Form 8-K dated July 20, 2006).

10.33 Plan B Settlement Agreement dated as of September 18, 2006 among Cooper Industries, Ltd.; Cooper Industries, LLC; Federal-Mogul Corporation; Federal-Mogul Products, Inc.; the Future Claimants' Representative for Federal-Mogul Corporation and Federal-Mogul Products, Inc.; the Official Committee of Asbestos Claimants for Federal-Mogul Corporation and Federal-Mogul Products, Inc.; Pneumo Abex LLC; and PCT International Holdings, Inc. (incorporated by reference to Exhibit 10.28 to Cooper's Form 10-K for the year ended December 31, 2006).

10.34 Five-Year Credit Agreement dated November 3, 2004 among Cooper Industries, Ltd., Cooper US, Inc. and the banks named therein (incorporated by reference to Exhibit 10.25 of Cooper's Form 10-K for the year ended December 31, 2004).

10.35 Credit Agreement, dated August 14, 2009, among Cooper Industries, Ltd., Cooper US, Inc., the Subsidiary Guarantors named therein and the banks named therein (incorporated by reference to Exhibit 10.9 to Cooper Industries plc's Form 10-Q for the period ended September 30, 2009).

10.36 Form of Executive Employment Agreement for employees who receive stock option and performance share awards (incorporated by reference to Exhibit 10.1 to Cooper's Form 8-K dated March 17, 2006).

12.0 Computation of Ratios of Earnings to Fixed Charges for the Calendar years 2005 through 2009.

21.0 List of Cooper Industries plc Subsidiaries.

23.0 Consent of Ernst & Young LLP.

24.0 Powers of Attorney from members of the Board of Directors of Cooper Industries plc.

31.1 Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2 Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1 Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2 Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101.INS XBRL Instance Document
101.SCH XBRL Schema Document
101.CAL XBRL Calculation Linkbase Document
101.LAB XBRL Label Linkbase Document
101.PRE XBRL Presentation Linkbase Document
101.DEF XBRL Definition Linkbase Document

Pursuant to Rule 406T of Regulation S-T, the interactive data included in Exhibit 101 is deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, and otherwise is not subject to liability under these sections.

Cooper will furnish to the Commission supplementally upon request a copy of any instrument with respect to long-term debt of Cooper.

Copies of the above Exhibits are available to shareholders of record at a charge of $.25 per page, minimum order of $10.00. Direct requests to:

Cooper Industries plc
Attn: Corporate Secretary
P.O. Box 4446
Houston, Texas 77210

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COOPER INDUSTRIES PLC

Date: February 19, 2010

By: /s/ Kirk S. Hachigian
Kirk S. Hachigian, Chairman, President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Kirk S. Hachigian Kirk S. Hachigian	Chairman, President and Chief Executive Officer	February 19, 2010
/s/ Terry A. Klebe Terry A. Klebe	Senior Vice President and Chief Financial Officer	February 19, 2010
/s/ Rick L. Johnson Rick L. Johnson	Vice President, Controller and Chief Accounting Officer	February 19, 2010
*STEPHEN G. BUTLER Stephen G. Butler	Director	February 19, 2010
*ROBERT M. DEVLIN Robert M. Devlin	Director	February 19, 2010
*IVOR J. EVANS Ivor J. Evans	Director	February 19, 2010
*LINDA A. HILL Linda A. Hill	Director	February 19, 2010
*LAWRENCE D. KINGSLEY Lawrence D. Kingsley	Director	February 19, 2010
*JAMES J. POSTL James J. Postl	Director	February 19, 2010
*DAN F. SMITH Dan F. Smith	Director	February 19, 2010
*GERALD B. SMITH Gerald B. Smith	Director	February 19, 2010
*MARK S. THOMPSON Mark S. Thompson	Director	February 19, 2010
*JAMES R. WILSON James R. Wilson	Director	February 19, 2010

* By: /s/ Bruce M. Taten
Bruce M. Taten, as Attorney-In-Fact
for each of the persons indicated

REPORT OF MANAGEMENT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Management conducted an evaluation of the effectiveness of the Company's internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2009.

Cooper's independent registered public accounting firm has issued an audit report on Cooper's internal control over financial reporting. This report appears on Page F-2.

Kirk S. Hachigian
Chairman, President and Chief Executive Officer

Terry A. Klebe
Senior Vice President and Chief Financial Officer

Rick L. Johnson
Vice President, Controller and Chief Accounting Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Cooper Industries plc:

We have audited Cooper Industries plc's (previously Cooper Industries, Ltd.) ("the Company") internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2009 and 2008 and related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2009, and our report dated February 19, 2010 expressed an unqualified opinion thereon.

ERNST & YOUNG LLP

Houston, Texas
February 19, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Cooper Industries plc:

We have audited the accompanying consolidated balance sheets of Cooper Industries plc (previously Cooper Industries, Ltd.) ("the Company"), as of December 31, 2009 and 2008, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2009 and 2008, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, the Company adopted FASB Interpretation No. 48 (codified in FASB ASC Topic 740, Income Taxes), effective January 1, 2007.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 19, 2010 expressed an unqualified opinion thereon.

ERNST & YOUNG LLP

Houston, Texas
February 19, 2010

COOPER INDUSTRIES PLC
CONSOLIDATED INCOME STATEMENTS

	Year Ended December 31,		
	2009	2008	2007
	(in millions, except per share data)		
Revenues	$ 5,069.6	$ 6,521.3	$ 5,903.1
Cost of sales	3,483.8	4,396.7	3,970.0
Selling and administrative expenses	1,011.8	1,194.6	1,089.0
Restructuring and asset impairment charges	29.9	52.4	-
Operating earnings	544.1	877.6	844.1
Income from Belden agreement	-	-	33.1
Interest expense, net	61.4	70.4	51.0
Income from continuing operations before income taxes	482.7	807.2	826.2
Income taxes expense	69.1	191.6	133.9
Income from continuing operations	413.6	615.6	692.3
Income related to discontinued operations, net of income taxes	25.5	16.6	-
Net income	$ 439.1	$ 632.2	$ 692.3
Income per common share			
Basic:			
Income from continuing operations	$ 2.47	$ 3.54	$ 3.80
Income from discontinued operations	.15	.10	-
Net income	$ 2.62	$ 3.64	$ 3.80
Diluted:			
Income from continuing operations	$ 2.46	$ 3.51	$ 3.73
Income from discontinued operations	.15	.09	-
Net income	$ 2.61	$ 3.60	$ 3.73
Cash dividends declared per common share	$ 1.00	$ 1.00	$ .84

The Notes to Consolidated Financial Statements are an integral part of these statements.

COOPER INDUSTRIES PLC
CONSOLIDATED BALANCE SHEETS

	December 31,	
	2009	2008
ASSETS	(in millions)	
Cash and cash equivalents	$ 381.6	$ 258.8
Investments	-	21.9
Receivables, less allowances	797.7	1,011.4
Inventories	483.9	641.8
Current discontinued operations receivable	12.7	17.5
Deferred income taxes and other current assets	225.7	246.5
Total current assets	1,901.6	2,197.9
Property, plant and equipment, less accumulated depreciation	731.7	728.2
Goodwill	2,643.2	2,567.3
Long-term discontinued operations receivable	166.6	174.8
Deferred income taxes and other noncurrent assets	541.3	496.7
Total assets	$ 5,984.4	$ 6,164.9
LIABILITIES AND SHAREHOLDERS' EQUITY		
Short-term debt	$ 9.4	$ 25.6
Accounts payable	384.4	492.5
Accrued liabilities	515.2	618.7
Current discontinued operations liability	43.4	50.4
Current maturities of long-term debt	2.3	275.0
Total current liabilities	954.7	1,462.2
Long-term debt	922.7	932.5
Long-term discontinued operations liability	741.1	764.7
Other long-term liabilities	402.6	398.1
Total liabilities	3,021.1	3,557.5
Common stock, $.01 par value	1.7	1.7
Retained earnings	3,254.1	2,935.4
Treasury stock	(12.5)	-
Accumulated other nonowner changes in equity	(280.0)	(329.7)
Total shareholders' equity	2,963.3	2,607.4
Total liabilities and shareholders' equity	$ 5,984.4	$ 6,164.9

The Notes to Consolidated Financial Statements are an integral part of these statements.

COOPER INDUSTRIES PLC
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2009	2008	2007
		(in millions)	
Cash flows from operating activities:			
Net income	$ 439.1	$ 632.2	$ 692.3
Adjust: Income related to discontinued operations	(25.5)	(16.6)	-
Income from continuing operations	413.6	615.6	692.3
Adjustments to reconcile to net cash provided by operating activities:			
Depreciation and amortization	145.6	143.1	118.2
Deferred income taxes	8.1	26.0	12.4
Excess tax benefits from stock options and awards	(2.7)	(10.2)	(25.8)
Restructuring and asset impairment charges	29.9	52.4	-
Changes in assets and liabilities: [1]			
Receivables	244.5	22.7	(66.1)
Inventories	175.0	16.6	27.3
Accounts payable and accrued liabilities	(211.7)	(80.4)	56.9
Discontinued operations assets and liabilities, net	24.0	139.7	(20.5)
Other assets and liabilities, net	(74.4)	(29.1)	0.6
Net cash provided by operating activities	751.9	896.4	795.3
Cash flows from investing activities:			
Short-term investments	22.9	65.7	(93.7)
Cash restricted for business acquisition	-	290.1	(290.1)
Capital expenditures	(126.7)	(137.0)	(115.5)
Cash paid for acquired businesses	(61.4)	(297.0)	(336.1)
Proceeds from sales of property, plant and equipment and other	7.4	1.8	1.8
Net cash used in investing activities	(157.8)	(76.4)	(833.6)
Cash flows from financing activities:			
Proceeds from issuances of debt	-	297.6	547.3
Debt issuance costs	(1.8)	(0.6)	(2.7)
Proceeds from debt derivatives	-	0.5	10.0
Repayments of debt	(299.6)	(397.2)	(303.3)
Dividends	(167.4)	(170.3)	(154.3)
Purchases of common shares	(26.0)	(517.2)	(343.9)
Purchases of treasury shares	(12.5)	-	-
Excess tax benefits from stock options and awards	2.7	10.2	25.8
Proceeds from exercise of stock options and other	20.1	17.1	68.3
Net cash used in financing activities	(484.5)	(759.9)	(152.8)
Effect of exchange rate changes on cash and cash equivalents	13.2	(34.1)	0.4
Increase (decrease) in cash and cash equivalents	122.8	26.0	(190.7)
Cash and cash equivalents, beginning of year	258.8	232.8	423.5
Cash and cash equivalents, end of year	$ 381.6	$ 258.8	$ 232.8

[1] Net of the effects of acquisitions and translation.

The Notes to Consolidated Financial Statements are an integral part of these statements.

COOPER INDUSTRIES PLC
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Common Stock	Capital In Excess of Par Value	Retained Earnings	Treasury Stock	Accumulated Other Nonowner Changes in Equity	Total
Balance December 31, 2006	$ 0.9	$ 278.4	$ 2,324.4	$ -	$ (128.4)	$ 2,475.3
Net income			692.3			692.3
Adoption of accounting for uncertain tax positions			(27.2)			(27.2)
Pension and postretirement benefits					9.7	9.7
Translation adjustment					20.3	20.3
Change in fair value of derivatives					17.7	17.7
Net income and other nonowner changes in equity						712.8
Common stock dividends			(154.4)			(154.4)
Stock-based compensation		38.8				38.8
Purchases of common shares		(343.9)				(343.9)
Stock issued under employee stock plans		111.5				111.5
Stock split	0.9	(0.9)				-
Other activity		1.8				1.8
Balance December 31, 2007	1.8	85.7	2,835.1	-	(80.7)	2,841.9
Net income			632.2			632.2
Pension and post retirement benefits					(88.6)	(88.6)
Translation adjustment					(136.0)	(136.0)
Change in fair value of derivatives					(24.4)	(24.4)
Net income and other nonowner changes in equity						383.2
Common stock dividends			(174.7)			(174.7)
Stock-based compensation		22.7				22.7
Purchases of common shares	(0.1)	(159.9)	(357.2)			(517.2)
Stock issued under employee stock plans		49.6				49.6
Other activity		1.9				1.9
Balance December 31, 2008	1.7	-	2,935.4	-	(329.7)	2,607.4
Net income			439.1			439.1
Pension and post retirement benefits					(11.8)	(11.8)
Translation adjustment					50.3	50.3
Change in fair value of derivatives					11.2	11.2
Net income and other nonowner changes in equity						488.8
Common stock dividends			(167.1)			(167.1)
Stock-based compensation			26.3			26.3
Purchases of common shares			(26.0)			(26.0)
Purchases of treasury shares				(12.5)		(12.5)
Stock issued under employee stock plans			38.8			38.8
Other activity			7.6			7.6
Balance December 31, 2009	$ 1.7	$ -	$ 3,254.1	$ (12.5)	$ (280.0)	$ 2,963.3

The Notes to Consolidated Financial Statements are an integral part of these statements.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: The consolidated financial statements of Cooper Industries plc (formerly Cooper Industries, Ltd.), an Irish company ("Cooper"), have been prepared in accordance with generally accepted accounting principles in the United States.

In June 2009, our Board of Directors approved moving Cooper's place of incorporation from Bermuda to Ireland. This move is part of a reorganization that created a newly formed Irish company, Cooper Industries plc. We completed the first step in this reorganization by establishing our tax residency in Ireland in December 2008. At a Special Shareholders' Meeting on August 31, 2009, shareholders voted in favor of completing the reorganization pursuant to which all Cooper Industries, Ltd. Class A common shares held by public shareholders would be cancelled and all holders of such shares would receive ordinary shares of Cooper Industries plc on a one-for-one basis. The reorganization transaction was completed on September 8, 2009, following approval from the Supreme Court of Bermuda, at which time Cooper Industries plc replaced Cooper Industries, Ltd. as the ultimate parent company. Shares of the Irish company, Cooper Industries plc, began trading on the New York Stock Exchange on September 9, 2009 under the symbol CBE, the same symbol under which Cooper Industries, Ltd. shares were previously traded. This transaction was accounted for as a merger between entities under common control; accordingly, the historical financial statements of Cooper Industries, Ltd. for periods prior to this transaction are considered to be the historical financial statements of Cooper Industries plc. No changes in assets or liabilities resulted from this transaction, other than Cooper Industries plc has provided a guarantee of amounts due under certain borrowing arrangements as described in Notes 9 and 20. See Note 10 for a discussion of the capital structure of Cooper Industries plc.

Principles of Consolidation: The consolidated financial statements include the accounts of Cooper and its majority-owned subsidiaries or affiliated companies where Cooper has the ability to control the entity through voting or similar rights. All intercompany transactions have been eliminated. The results of companies acquired or disposed of are included in the financial statements from the effective date of acquisition or up to the date of disposal.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. These financial statements were issued on February 19, 2010 and subsequent events have been evaluated through that date.

Cash Equivalents: For purposes of the consolidated statements of cash flows, Cooper considers all investments purchased with original maturities of three months or less to be cash equivalents.

Restricted Cash: For purposes of the 2007 and 2008 statement of cash flows, Cooper recorded cash held at December 31, 2007 in an account for the irrevocable tender offer to purchase all outstanding shares of MTL Instruments Group plc, a publicly-traded company based in the United Kingdom, as restricted cash until consummation of the transaction in 2008.

Accounts Receivable: Cooper provides an allowance for doubtful trade accounts receivable, determined under the specific identification method. The allowance was $14.8 million and $12.7 million at December 31, 2009 and 2008, respectively.

Inventories: Inventories are carried at cost or, if lower, net realizable value. On the basis of current costs, 48% and 51% of inventories at December 31, 2009 and 2008, respectively, were carried on the last-in, first-out (LIFO) method. The remaining inventories are carried on the first-in, first-out (FIFO) method. Allowances for excess and obsolete inventory are provided based on current assessments about future demands, market conditions and related management initiatives. If market conditions are less favorable than those projected by management, additional inventory allowances may be required. The allowance for excess and obsolete inventory was $83.7 million at December 31, 2009 and $77.0 million at December 31, 2008.

Property, Plant and Equipment: Property, plant and equipment are stated at cost. Depreciation is provided using primarily the straight-line method over the estimated useful lives of the related assets, which in general have the following lives: buildings -- 10 to 40 years; machinery and equipment -- 3 to 18 years; computer hardware and software -- 1 to 12 years; and tooling, dies, patterns and other -- 3 to 10 years.

Business Combinations: Cooper makes an allocation of the purchase price based on its estimate of the fair value of the assets acquired, including identified intangible assets, and liabilities assumed as of the date of acquisition. Cooper allocates any excess purchase price over the fair value of the net tangible and intangible assets acquired to goodwill.

Goodwill: Goodwill is subject to an annual impairment test and Cooper has designated January 1 as the date of this test. Cooper has identified eight reporting units, consisting of seven units in the Electrical Products reportable operating segment plus the Tools reportable operating segment, for which goodwill is tested for impairment. If an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value, an interim impairment test would be performed between annual tests. Goodwill impairment is evaluated using a two-step process.

The first step of the goodwill impairment test compares the fair value of a reporting unit with its carrying value. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test shall be performed. The second step compares the implied fair value of the reporting unit's goodwill to the carrying amount of its goodwill to measure the amount of impairment loss. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination (e.g., the fair value of the reporting unit is allocated to all of the assets and liabilities, including any unrecognized intangible assets, as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit).

Intangible Assets: Intangible assets are stated at cost. Certain intangible assets are amortized over the estimated useful lives of the related assets using primarily the straight-line method. Intangible assets subject to amortization primarily include, with related estimated useful lives: customer relationships – 3 to 30 years; technology – 5 to 20 years; and trademarks – 15 to 40 years. Certain trademarks with an indefinite useful life are not amortized and are instead tested for impairment on an annual basis.

Income Taxes: Cooper uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based upon differences between the book basis of assets and liabilities and their respective tax basis as measured by the enacted tax rates that Cooper expects will be in effect when these differences reverse. In addition to estimating the future applicable tax rates, Cooper must also make certain assumptions regarding whether tax differences are permanent or temporary and whether taxable operating income in future periods will be sufficient to fully recognize any gross deferred tax assets. Cooper has established valuation allowances when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Foreign Currency Translation: Financial statements for international subsidiaries are translated into U.S. dollars using the exchange rate at each balance sheet date for assets and liabilities and the exchange rates in effect during the respective period for revenues, expenses, gains and losses. Where the local currency is the functional currency, translation adjustments are recorded in accumulated other nonowner changes in equity. Where the U.S. dollar is the functional currency, translation adjustments are recorded in income.

Treasury Stock: Treasury stock is carried at cost.

Revenue Recognition: Cooper recognizes revenues when products are shipped. Accruals for sales returns and other allowances are provided at the time of shipment based upon past experience. If actual future returns and allowances differ from past experience, additional allowances may be required. The accrual for sales returns and other allowances reported net in receivables was $77.9 million and $89.8 million at December 31, 2009 and 2008, respectively. Shipping and handling costs of $121.0 million, $181.9 million and $174.3 million in 2009, 2008 and 2007, respectively, are reported as a reduction of revenues in the consolidated income statements.

Customer Incentives: Customer incentives primarily consist of volume discounts and other short-term discount and promotion programs. Cooper recognizes these incentives as a reduction in reported revenues at the time of the qualifying sale based on our estimate of the ultimate incentive amount to be earned using historical experience and known trends. If actual customer incentives differ from our estimates, additional accruals may be required. The accrual for customer incentives reported in accrued liabilities was $70.2 million and $108.9 million at December 31, 2009 and 2008, respectively.

Research and Development Expenditures: Research and development expenditures are charged to earnings as incurred. Research and development expenses were $141.1 million, $141.8 million and $105.7 million in 2009, 2008 and 2007, respectively.

Stock Based Compensation: Cooper recognizes stock-based compensation expense based on the fair value of the award at the grant date with expense recognized over the service period, which is usually the vesting period. Cooper uses the Black-Scholes-Merton formula to estimate the value of stock options granted to employees, as well as the straight-line recognition method for awards subject to graded vesting. The fair value of restricted stock and performance-based awards granted are measured at the market price on the grant date. Cooper recognizes an estimate for forfeitures of awards of stock options, performance-based shares and restricted stock units. These estimates are adjusted as actual forfeitures differ from the estimate.

Impact of New Accounting Standards: In June 2009, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 168 – *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, a replacement of FASB Statement No. 162*. SFAS No. 168 made the FASB Accounting Standards Codification ("ASC" or the "Codification") the single source of U.S. GAAP used by nongovernmental entities in the preparation of financial statements, except for rules and interpretive releases of the SEC under authority of federal securities laws, which are sources of authoritative accounting guidance for SEC registrants. The Codification was developed to organize GAAP pronouncements by accounting topics within a consistent structure so that users can more easily access authoritative accounting guidance; its purpose is not to create new accounting and reporting guidance. The Codification was effective July 1, 2009. All accounting references have therefore been updated and SFAS references have been replaced with ASC references.

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (the "Interpretation") as codified in ASC Topic 740, *Income Taxes*. This Interpretation clarifies the accounting for uncertainty in income taxes recognized in accordance with ASC Topic 740. This Interpretation prescribes a more-likely-than not recognition threshold that a tax position will be sustained upon examination and a measurement attribute for the financial statement recognition of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Cooper adopted the provisions of the Interpretation on January 1, 2007. As a result of the implementation of the Interpretation, Cooper recognized a $27.2 million increase in the liability for unrecognized tax benefits, which was accounted for as a reduction of the January 1, 2007 beginning retained earnings balance.

ASC Topic 820, *Fair Value Measurements and Disclosures*, was revised to provide enhanced guidance for using fair value to measure assets and liabilities. ASC Topic 820 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing assets or liabilities and establishes a hierarchy that prioritizes the information used to develop those assumptions. ASC Topic 820 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. On February 12, 2008, the FASB delayed the effective date of ASC Topic 820 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). Cooper implemented the provisions of ASC Topic 820 as of January 1, 2008 for those assets and liabilities not subject to the deferral described above. The implementation of ASC Topic 820 as of January 1, 2009 for assets and liabilities previously subject to the deferral described above did not have a material impact on Cooper's results of operations, financial position or cash flows. See Note 17 of the Notes to the Consolidated Financial Statements.

Effective prospectively for business combinations completed on or after January 1, 2009, ASC Topic 805, *Business Combinations*, was revised to provide enhanced guidance related to the measurement of identifiable assets acquired, liabilities assumed and disclosure of information related to business combinations. This guidance, together with the International Accounting Standards Board's ("IASB") IFRS 3, *Business Combinations*, completed a joint effort by the FASB and IASB to improve financial reporting about business combinations and promotes the international convergence of accounting standards. Cooper implemented the revised guidance prospectively for business combinations completed on or after January 1, 2009. Cooper recognizes acquisition-related costs in the period in which such costs are incurred as required by the guidance.

Effective January 1, 2009, ASC Topic 810, *Consolidation*, was revised to provide enhanced guidance related to the disclosure of information regarding noncontrolling interests in a subsidiary. This guidance, together with the IASB's IAS 27, *Consolidated and Separate Financial Statements*, concluded a joint effort by the FASB and IASB to improve the accounting for and reporting of noncontrolling interests in consolidated financial statements and promotes international convergence of accounting standards. Cooper did not apply the disclosure provisions of ASC Topic 810 regarding noncontrolling interests in a subsidiary as the information is immaterial to the consolidated financial statements.

Effective January 1, 2009, the disclosure provisions of ASC Topic 815, *Derivatives and Hedging*, were revised to provide greater transparency about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Topic 815, and (c) how derivative instruments and related hedged items affect an entity's financial position, results of operations, and cash flows. Cooper implemented the revised guidance as of January 1, 2009 and has provided the additional disclosures required. See Note 17 of the Notes to the Consolidated Financial Statements.

Effective for fiscal years ending after December 15, 2009, ASC Topic 715, *Compensation – Retirement Benefits*, was revised to require additional disclosures about assets held in an employer's defined benefit pension or other postretirement plan, primarily related to categories and fair value measurements of plan assets. Cooper implemented the revised guidance for its 2009 year end and has provided the additional disclosures related to Cooper's pension assets. See Note 14 of the Notes to the Consolidated Financial Statements.

NOTE 2: RESTRUCTURING AND ASSET IMPAIRMENT

In the second quarter of 2008, Cooper recorded a $7.6 million restructuring charge for severance costs for downsizing a Tools segment international facility. This facility downsizing and related cash payments were substantially completed in 2008.

During the fourth quarter of 2008, Cooper committed to employment reductions to appropriately size Cooper's workforce to current and anticipated market conditions and to downsize a domestic Tools segment manufacturing operation. Cooper recorded a $35.7 million charge in the fourth quarter of 2008 related to these actions, $25.5 million of which relates to the Electrical Products segment and $10.2 million relates to the Tools segment. A total of 1,314 hourly and 930 salaried positions were eliminated as a result of the fourth quarter 2008 restructuring actions to reduce Cooper's workforce.

During 2009, Cooper committed to additional employment reductions and certain facility closures as a result of management's ongoing assessment of its hourly and salary workforce and its required production capacity in consideration of current and anticipated market conditions and demand levels. Cooper recorded charges of $28.7 million in 2009 related to these actions, $18.5 million of which relates to the Electrical Products segment and $8.6 million relates to the Tools segment. The remaining $1.6 million relates to reductions in Cooper's corporate staff. A total of 1,088 hourly and 772 salaried positions are being eliminated as a result of the 2009 restructuring actions to reduce Cooper's workforce.

The following table reflects activity in the accrued liability related to the restructuring actions.

	Involuntary Employee Termination Benefits		Contract Termination and Other Exit Costs
	Headcount	Dollars	
		($ in millions)	
2008 fourth quarter restructuring actions	2,244	$ 33.7	$ 2.0
Headcount reductions or costs incurred	(1,358)	(5.7)	(0.3)
Balance at December 31, 2008	886	$ 28.0	$ 1.7
2009 restructuring actions	1,860	$ 24.8	$ 3.9
Headcount reductions or costs incurred	(2,478)	(47.7)	(4.6)
Balance at December 31, 2009	268	$ 5.1	$ 1.0

The workforce reductions, contract termination and other exit costs and the related cash payments associated with the accrual balances at December 31, 2009 will be substantially completed in the first half of 2010. As part of the restructuring actions, Cooper has approved the closure of ten factories and warehouses, eight of which have been completed at the end of the 2009. Cooper recorded non-cash impairment charges of $1.2 million related to these actions. The two remaining factory closures are expected to be substantially completed in the first half of 2010. Cooper expects to incur incremental restructuring charges in the range of approximately $13 to $17 million associated with the completion of planned restructuring activities as the actions are completed in 2010.

In the fourth quarter of 2008, Cooper also recorded a non-cash impairment charge of $9.1 million related to an investment in a previously unconsolidated international joint venture in the Electrical Products segment. In December 2008, Cooper acquired a majority interest in the international joint venture and consolidated the joint venture's net assets of $4.6 million at such time.

NOTE 3: ACQUISITIONS

Cooper completed nine acquisitions during 2009 and 2008. These acquisitions were selected because of their strategic fit with existing Cooper businesses or were new strategic lines that were complementary to Cooper's operations.

In 2009, Cooper completed five acquisitions and acquired certain intellectual property rights in the Electrical Products segment. Approximately 80% of the revenues of these businesses are generated in the United States. The acquisition date fair value of the total consideration for the 2009 acquisitions was approximately $61.3 million. The acquisitions resulted in the recognition of preliminary estimated aggregate goodwill of $29.5 million, with approximately 54% not expected to be deductible for tax purposes. The transactions consummated during 2009 resulted in the preliminary recognition of $29.3 million in other intangible assets consisting primarily of customer relationships, technology and trademarks. All of the other intangibles are finite-lived intangible assets that are preliminarily expected to be amortized over periods of 5 to 40 years with a weighted average amortization period of approximately 12 years.

In 2008, Cooper completed four acquisitions with approximately two-thirds of the revenues of these businesses being generated outside of the United States. Cooper finalized the allocation of the purchase price for the 2008 acquisitions during 2009 increasing goodwill and other intangibles by approximately $2.9 million each.

In February 2008, Cooper completed the acquisition of MTL Instruments Group plc ("MTL"). MTL is a leader in the development and supply of electronic instrumentation and protection equipment for use in hazardous environments. The total purchase price, including assumed debt, was approximately $325 million. The MTL acquisition resulted in the recognition of goodwill of $198.8 million, primarily related to the future earnings and cash flow potential from MTL's worldwide customer base. The MTL acquisition is included in the Electrical Products segment.

Cooper acquired three additional companies during 2008 for total consideration of $28.6 million. The majority of the operations of these acquired businesses are related to the Electrical Products segment. In December 2008, Cooper also acquired an additional 20% interest in a previously unconsolidated 50% owned international joint venture for total consideration of $0.5 million and began consolidating this entity at such time. In 2009, Cooper obtained full ownership of this entity.

Total cash consideration paid for acquisitions during 2009 was $54.2 million, net of cash acquired. Cooper also paid approximately $7.2 million in 2009 for prior acquisitions primarily related to previously deferred payments and working capital settlements. The results of operations of acquisitions are included in the consolidated income statement since the respective acquisition dates. Pro-forma income from continuing operations and diluted earnings per share for 2009 and 2008, assuming the acquisitions had occurred at the beginning of the period, would not be materially different from reported results.

NOTE 4: INVENTORIES

	December 31,	
	2009	2008
	(in millions)	
Raw materials	$ 186.2	$ 239.3
Work-in-process	150.3	163.2
Finished goods	316.7	405.0
Perishable tooling and supplies	12.9	13.9
	666.1	821.4
Allowance for excess and obsolete inventory	(83.7)	(77.0)
Excess of current standard costs over LIFO costs	(98.5)	(102.6)
Net inventories	$ 483.9	$ 641.8

As a result of the reduction in inventories during 2009, Cooper recognized an $18.8 million reduction to cost of sales related to decrements in LIFO inventories. In addition, Cooper recognized a $14.5 million increase to cost of sales in 2009 related to increases in excess and obsolete inventory allowances and other inventory valuation adjustments.

NOTE 5: PROPERTY, PLANT AND EQUIPMENT

	December 31,	
	2009	2008
	(in millions)	
Land and land improvements	$ 68.7	$ 71.6
Buildings	568.7	545.9
Machinery and equipment	940.3	920.7
Computer hardware and software	273.0	357.4
Tooling, dies and patterns.	318.3	299.3
All other	88.4	90.4
Construction in progress	65.2	59.8
	2,322.6	2,345.1
Accumulated depreciation	(1,590.9)	(1,616.9)
	$ 731.7	$ 728.2

NOTE 6: GOODWILL AND OTHER INTANGIBLE ASSETS

Changes in the carrying amount of goodwill by segment were as follows:

	Electrical Products	Tools	Total
		(in millions)	
Balance December 31, 2007	$ 2,233.1	$ 307.2	$ 2,540.3
Additions to goodwill	203.0	0.4	203.4
Translation adjustments	(170.2)	(6.2)	(176.4)
Balance December 31, 2008	2,265.9	301.4	2,567.3
Additions to goodwill	32.4	-	32.4
Translation adjustments	40.0	3.5	43.5
Balance December 31, 2009	$ 2,338.3	$ 304.9	$ 2,643.2

Cooper completed its annual impairment tests for each reporting unit's goodwill. The results of step one of the goodwill impairment tests did not require the completion of step two of the test for any reporting unit.

The gross carrying value of other intangible assets was $367.1 million and $325.6 million at December 31, 2009 and 2008, respectively. Accumulated amortization of other intangible assets was $59.6 million and $41.9 million at December 31, 2009 and 2008, respectively. Amortization expense of other intangible assets was $17.9 million in 2009, $17.1 million in 2008, and $9.1 million in 2007. Annual amortization expense, exclusive of businesses that may be acquired in 2010, is expected to be $18.8 million in 2010, $18.2 million in 2011, $17.9 million in 2012, $17.8 million in 2013 and $17.7 million in 2014.

Certain trademarks with a gross carrying value of approximately $52 million and $57 million at December 31, 2009 and 2008, respectively, are considered indefinite-lived intangibles and not subject to amortization. Cooper completed its annual impairment test for indefinite-lived intangible assets resulting in no impairment.

NOTE 7: ACCRUED LIABILITIES

	December 31,	
	2009	2008
	(in millions)	
Salaries, wages and employee benefit plans	$ 216.7	$ 226.3
Commissions and customer incentives	96.6	141.3
Product and environmental liability accruals	37.0	37.6
Restructuring liability accruals	6.1	29.7
Other (individual items less than 5% of total current liabilities)	158.8	183.8
	$ 515.2	$ 618.7

At December 31, 2009, Cooper had accruals of $22.3 million with respect to potential product liability claims and $27.1 million with respect to potential environmental liabilities, including $12.4 million classified as a long-term liability, based on Cooper's current estimate of the most likely amount of losses that it believes will be incurred.

The product liability accrual consists of $9.0 million of known claims with respect to ongoing operations, $1.6 million of known claims for previously divested operations and $11.7 million, which represents an estimate of claims that have been incurred but not yet reported. While Cooper is generally self-insured with respect to product liability claims, Cooper has insurance coverage for individual claims above $5 million.

Environmental remediation costs are accrued based on estimates of known environmental remediation exposures. Such accruals are adjusted as information develops or circumstances change. The environmental liability accrual includes $3.7 million related to sites owned by Cooper and $23.4 million for retained environmental liabilities related to sites previously owned by Cooper and third-party sites where Cooper was a potentially responsible party. Third-party sites usually involve multiple contributors where Cooper's liability will be determined based on an estimate of Cooper's proportionate responsibility for the total cleanup. The amount actually accrued for such sites is based on these estimates as well as an assessment of the financial capacity of the other potentially responsible parties.

Cooper has not utilized any form of discounting in establishing its product or environmental liability accruals. While both product liability and environmental liability accruals involve estimates that can change over time, Cooper has taken a proactive approach and has managed the costs in both of these areas over the years. Cooper does not believe that the nature of its products, its production processes, or the materials or other factors involved in the manufacturing process subject Cooper to unusual risks or exposures for product or environmental liability. Cooper's greatest exposure to inaccuracy in its estimates is with respect to the constantly changing definitions of what constitutes an environmental liability or an acceptable level of cleanup.

NOTE 8: COMMITMENTS AND CONTINGENCIES

Cooper and its subsidiaries are defendants or otherwise involved in a number of lawsuits in the ordinary course of business. We estimate the range of our liability related to pending litigation when we believe the amount and range of loss can be estimated. We record our best estimate of a loss when the loss is considered probable. When a liability is probable and there is a range of estimated loss with no best estimate in the range, we record the minimum estimated liability related to the lawsuits or claims. As additional information becomes available, we assess the potential liability related to our pending litigation and claims and revise our estimates. Due to uncertainties related to the resolution of lawsuits and claims, the ultimate outcome may differ from our estimates. In the opinion of management and based on liability accruals provided, our ultimate exposure with respect to these pending lawsuits and claims is not expected to have a material adverse effect on our consolidated financial position or cash flows, although they could have a material adverse effect on our results of operations for a particular reporting period.

The U.S. Federal Government has enacted legislation intended to deny certain federal funding and government contracts to U.S. companies that reincorporate outside the United States, including Section 745 of the Consolidated Appropriations Act, 2008 (Public Law 110-161), Section 724(c) of the Transportation, Treasury, Housing and Urban Development, the Judiciary, and Independent Agencies Appropriations Act, 2006 (Public Law 109-115), and 6 U.S.C. 395(b) of The Homeland Security Act. Cooper has self-reported to the Department of Defense certain transactions aggregating approximately $8 million with U.S. government entities which may be subject to the legislation. At the time of this filing, it is too early to determine whether any fines or penalties may be assessed against Cooper.

Cooper has entered into various operating lease agreements, primarily for manufacturing, warehouse and sales office facilities and equipment. Generally, the leases include renewal provisions and rental payments may be adjusted for increases in taxes, insurance and maintenance related to the property. Rent expense for all operating leases was $42.9 million, $42.2 million and $36.4 million during 2009, 2008 and 2007, respectively. At December 31, 2009, minimum annual rental commitments under noncancellable operating leases that have an initial or remaining lease term in excess of one year were $26.6 million in 2010, $22.1 million in 2011, $14.6 million in 2012, $9.9 million in 2013, $6.4 million in 2014 and $22.9 million thereafter.

Cooper has purchase obligations of approximately $262 million related to commitments to purchase certain goods and services in 2010.

NOTE 9: DEBT

	December 31,	
	2009	2008
	(in millions)	
5.50% senior unsecured notes, due November 2009	$ -	$ 275.0
5.25% senior unsecured notes, due November 2012	325.0	325.0
5.45% senior unsecured notes, due April 2015	300.0	300.0
6.10% senior unsecured notes, due July 2017	300.0	300.0
6.91% second series medium-term notes, due through 2010	2.3	2.3
Other (includes issuance discount)	(2.3)	5.2
Total long-term debt	925.0	1,207.5
Current maturities	(2.3)	(275.0)
Long-term portion	$ 922.7	$ 932.5

On August 14, 2009, Cooper entered into a credit agreement that provides a $350 million three-year committed bank credit facility that replaced Cooper's previous $500 million credit facility that was to mature in November 2009. The agreement for the credit facility requires that Cooper maintain certain financial ratios, including a prescribed limit on debt as a percentage of total capitalization and minimum earnings before interest, income taxes, depreciation and amortization to interest ratio. Retained earnings are unrestricted as to the payment of dividends, except to the extent that payment would cause a violation of the prescribed limit on the debt-to-total capitalization ratio. The credit agreement is not subject to termination based upon a decrease in Cooper's debt ratings or a material adverse change.

There were no commercial paper borrowings outstanding at December 31, 2009 or 2008. On November 2, 2009, Cooper repaid the $275 million 5.50% senior unsecured notes at maturity. Cooper's senior unsecured notes, credit facility and any commercial paper amounts outstanding are guaranteed by Cooper and certain of its principal operating subsidiaries.

On March 27, 2008, Cooper's wholly-owned subsidiary, Cooper US, Inc. issued $300 million of 5.45% fixed rate senior unsecured notes due in 2015. Proceeds from the financing were used to repay commercial paper outstanding at that time. Combined with the debt issuance discount, underwriting commissions and interest rate hedges implemented in anticipation of the offering, the notes have an effective annual cost to Cooper of 5.56%.

On June 18, 2007, Cooper's wholly-owned subsidiary, Cooper US, Inc. issued $300 million of 6.10% fixed rate senior unsecured notes due in 2017. Proceeds from the financing were used to repay $300 million of maturing 5.25% senior unsecured notes. Combined with interest rate hedges implemented in anticipation of the offering, the notes have an effective annual cost to Cooper of 5.75%.

On November 8, 2005, Cooper's wholly-owned subsidiary, Cooper US, Inc., issued $325 million of 5.25% fixed rate senior unsecured notes that mature on November 15, 2012. Proceeds of the notes were swapped to €272.6 million with cross-currency interest-rate swaps, effectively converting the seven-year U.S. notes to seven-year Euro notes with an annual interest rate of 3.55% (see Note 17). The proceeds of €272.6 million partially funded repayment of the 6.25% Euro bonds that matured in October 2005.

Maturities of long-term debt for the five years subsequent to December 31, 2009 are $2.3 million in 2010, insignificant in 2011, $325 million in 2012, insignificant in 2013, none in 2014 and $600 million thereafter. The future net minimum lease payments under capital leases are not significant. Total interest paid during 2009, 2008 and 2007 was $68.6 million, $70.8 million and $58.1 million, respectively.

NOTE 10: COMMON AND PREFERRED STOCK

As discussed in Note 1, Cooper completed a reorganization transaction on September 8, 2009 whereby all Cooper Industries, Ltd. Class A common shares held by public shareholders were cancelled and all holders of such shares received ordinary shares of Cooper Industries plc on a one-for-one basis. The Class A and Class B common shares of Cooper Industries, Ltd. held by wholly-owned subsidiaries of Cooper Industries, Ltd. did not participate in the exchange transaction and continue to be held by wholly-owned subsidiaries of Cooper Industries, Ltd. On October 19, 2009, the Irish High Court approved the reduction of share premium (similar to additional paid-in-capital) to establish distributable reserves in the statutory balance sheet of Cooper Industries plc. The establishment of distributable reserves was required to enable the Company to pay dividends and repurchase shares in the future. The reorganization transaction and establishment of distributable reserves had no impact on consolidated shareholders' equity.

Cooper Industries plc's authorized share capital is €40,000 and $7,600,000 consisting of 40,000 ordinary shares with a par value of €1 per share, 750,000,000 common shares, par value of $.01 per share and 10,000,000 preferred shares, par value $.01 per share, which preferred shares may be designated and created as shares of any other classes or series of shares with the respective rights and restrictions determined by action of the Board of Directors. No preferred shares of Cooper Industries plc were outstanding at December 31, 2009.

Cooper Industries, Ltd's authorized share capital is $7,600,000 consisting of 500,000,000 Class A common shares, par value of $.01 per share, 250,000,000 Class B common shares, par value $.01 per share and 10,000,000 preferred shares, par value $.01 per share, which preferred shares may be designated and created as shares of any other classes or series of shares with the respective rights and restrictions determined by action of the Board of Directors. No preferred shares of Cooper Industries, Ltd. were outstanding at December 31, 2008 or 2007.

At December 31, 2009, Cooper Industries plc had 167,316,595 common shares, $.01 par value issued and outstanding compared to Cooper Industries, Ltd.'s 166,908,287 Class A common shares, $.01 par value (excluding 37,362,915 Class A common shares held by wholly-owned subsidiaries) at December 31, 2008. During 2009, Cooper issued 1,965,708 common shares primarily in connection with employee incentive and benefit plans and Cooper's dividend reinvestment program. During 2009 and prior to the reorganization transaction described above, Cooper Industries Ltd. and its wholly-owned subsidiaries purchased 1,262,800 Class A common shares of Cooper Industries, Ltd. for $26.0 million under Cooper's share repurchase plans. The share purchases are recorded by Cooper's wholly-owned subsidiaries as an investment in Cooper Industries, Ltd. that is eliminated in consolidation. Subsequent to the reorganization transaction in 2009, Cooper Industries plc purchased 294,600 shares of treasury stock at an average price of $42.38 per share.

Cooper Industries, Ltd. had Class A common shares, $.01 par value issued and outstanding of 166,908,287 and 179,453,923 as of December 31, 2008 and 2007 respectively, (excluding the Class A common shares held by wholly-owned subsidiaries as discussed below of 37,362,915 and 27,195,002 shares at each respective date). Cooper issued Class A common shares totaling 1,864,076 and 4,055,234 during 2008 and 2007 respectively, primarily in connection with employee incentive and benefit plans and Cooper's dividend reinvestment program. Cooper and its wholly-owned subsidiaries purchased Cooper Industries, Ltd. Class A common shares under Cooper's share repurchase plan totaling $517.2 million (14,409,712 shares) during 2008 and $343.9 million (6,883,353 shares) during 2007. The share purchases are recorded by Cooper's wholly-owned subsidiaries as an investment in its parent company that is eliminated in consolidation. During 2008, 598,482 Class A common shares held by wholly-owned subsidiaries were issued in connection with employee incentive and benefit plans, leaving 37,362,915 Class A common shares held by wholly-owned subsidiaries at December 31, 2008.

Certain wholly-owned subsidiaries own Cooper Industries, Ltd. Class A common shares and a wholly-owned subsidiary owns all the issued and outstanding Class B common shares of Cooper Industries, Ltd. During the first quarter of 2009, Cooper Industries, Ltd. repurchased 4.2 million Class B common shares from its wholly-owned subsidiary. The subsidiaries' investments in the Class A and Class B common shares are accounted for as investments in the parent company that are eliminated in consolidation. The Class B common shares are not entitled to vote, except as to matters for which Bermuda law specifically requires voting rights for otherwise nonvoting shares. Cooper and its wholly-owned subsidiaries have entered into a voting agreement which provides that in those limited circumstances where the Class B common shares have the right to vote, Cooper's wholly-owned subsidiaries shall vote the Class B common shares and any Class A common shares that may be held by Cooper's wholly-owned subsidiaries in the same proportion as the holders of Class A common shares. If at any time a dividend was declared or paid on the Class A common shares of Cooper Industries, Ltd., a like dividend was declared and paid on Class B common shares in an equal amount per share.

On February 12, 2008, Cooper's Board of Directors authorized the purchase of ten million shares of common stock. On February 9, 2009, Cooper's Board of Directors increased the share repurchase authorization by ten million shares. As of December 31, 2009, 12,472,035 shares remain available to be repurchased under the authorizations by the Board of Directors. Cooper's Board has also authorized the repurchase of shares issued from time to time under its equity compensation plans, matched savings plan and dividend reinvestment plan in order to offset the dilution that results from issuing shares under these plans. For 2010, Cooper's current estimate is that 2.5 million shares would be issued under equity compensation plans. As of the date of this filing in 2010, Cooper had repurchased 589,600 shares in 2010 under these Board of Directors authorizations. Cooper may continue to repurchase shares under these authorizations from time to time during 2010. The decision whether to do so will be dependent on the favorability of market conditions, as well as potential cash requirements for acquisitions and debt repayments.

Under the terms of the Dividend Reinvestment Plan, any holder of common stock may elect to have cash dividends and up to $24,000 per year in cash payments invested in common stock without incurring any brokerage commissions or service charges. At December 31, 2009, Cooper had 20,892,405 shares reserved for the Dividend Reinvestment Plan, grants and exercises of stock options, performance-based stock awards, restricted stock awards and other plans.

The Board of Directors of Cooper Industries, Ltd. adopted a Shareholder Rights Plan that authorized the issuance of one right for each common share outstanding on May 22, 2002. Each Right entitled the holder to buy one one-hundredth of a share of Series A Participating preferred Stock at a purchase price of $225 per one one-hundredth of a share or, in certain circumstances common shares having a value of twice the purchase price. Each Right became exercisable only in certain circumstances constituting a potential change of control on a basis considered inadequate by the Board of Directors. The Rights were scheduled to expire August 5, 2007.

On August 3, 2007, Cooper Industries, Ltd. entered into an Amended and Restated Rights Agreement ("the Amended Rights Plan"). The Amended Rights Plan extended the final expiration of the Shareholder Rights Plan to August 1, 2017. In addition, the Amended Rights Plan increased the exercise price of each full Right from $225 to $600 (equivalent to $300 for each one-half of a Right, which was the fraction of a Right that was associated with each Class A common share of Cooper Industries, Ltd. following the two-for-one stock split effective March 2007); eliminated a ten-day window to redeem the Rights after a person has become an "Acquiring Person" (as defined in the Amended Rights Plan); added a provision that allows the Board of Directors to exchange the outstanding and exercisable Rights for additional common shares (or, in certain situations, a number of Series A Participating Preferred Shares) at the rate of one common share per Right, at anytime after a person becomes an "Acquiring Person," and added a provision clarifying that Cooper is allowed to lower the acquiror ownership threshold at which dilution is triggered to no less than 10% at anytime prior to the time any person becomes an "Acquiring Person."

In connection with the Irish reincorporation, Cooper Industries plc and Cooper Industries, Ltd. entered into a Second Amended and Restated Rights Agreement dated as of September 8, 2009 (the "Second Amended Rights Plan"). The Second Amended Rights Plan further amends and restates the Amended Rights Plan. Pursuant to the Second Amended Rights Plan, the preferred share purchase rights associated with the Cooper Industries, Ltd. Class A common shares were replaced with newly issued preferred share purchase rights associated with the Cooper Industries plc common shares. The terms of the Second Amended Rights Plan are substantially similar to that of the Amended Rights Plan.

On February 15, 2010, Cooper's Board of Directors increased the annual dividend rate of Cooper's common stock by $.08 per share to $1.08. On February 12, 2008, Cooper's Board of Directors increased the annual dividend rate of Cooper's common stock by $.16 per share to $1.00. On February 14, 2007, Cooper's Board of Directors increased the annual dividend rate of Cooper's common stock by $.10 per share to $.84.

NOTE 11: STOCK-BASED COMPENSATION

Cooper has a share-based compensation plan known as the Amended and Restated Stock Incentive Plan (the "Plan"). The Plan provides for the granting of stock options, performance-based share awards and restricted stock units. The Plan was updated in April 2008 to increase the number of authorized shares available under the Plan by 7 million, to extend the term of the Plan from November 7, 2010 to November 7, 2015 and for certain other matters. The Plan was updated in September 2009 to replace Cooper Industries, Ltd. with Cooper Industries plc in connection with the Reorganization transaction described in Note 1. Since the original Plan's inception in 1996, the aggregate number of shares authorized under the Plan is 41 million. As of December 31, 2009, 6,012,942 shares were available for future grants under the Plan. Of the total shares available for future grants, 2,820,193 are available for grants of performance-based shares and restricted stock units. Activity for each of these stock-incentive awards is discussed in more detail below. Total compensation expense for all share-based compensation arrangements under the Plan was $26.3 million, $23.1 million and $39.0 million during the years ended December 31, 2009, 2008 and 2007, respectively. The total income tax benefit recognized in the income statement for all share-based compensation arrangements under the Plan was $9.5 million, $7.8 million and $13.6 million during the years ended December 31, 2009, 2008 and 2007, respectively.

Stock Options

Stock option awards are granted with an exercise price no less than the market price of Cooper's stock at the date of grant. Stock option awards generally vest over a three-year period with one-third vesting in each successive year so that the option is fully exercisable after three years and generally have seven-year contractual terms (ten-year contractual terms for awards granted 2000-2002). Stock option awards provide that, upon a change in control in Cooper (as defined in the Plan), all options will be cancelled and Cooper will make a cash payment to the employee equal to the difference in the fair market value of Cooper common shares (or the highest price actually paid for the stock in connection with the change in control, if higher) and the option price.

The fair value of each stock option award is estimated on the date of grant using the Black-Scholes-Merton option valuation model using the assumptions noted in the following table. Expected volatility is based on implied volatilities from traded options on Cooper stock, historical volatility of Cooper stock, and other factors. Cooper believes that the resulting blended volatility represents a more accurate estimate of potential fluctuations in Cooper stock. Cooper uses historical data to estimate employee termination experience. The expected term of options granted is determined based on historical exercise behavior. The risk-free interest rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

	2009	2008	2007
Expected volatility	35.79%	23.75%	19.0%
Expected dividends	3.46%	2.26%	1.8%
Expected term (in years)	4.5	4.5	4.5
Risk-free interest rate	2.0%	2.6%	4.6%

A summary of option activity under the Plan as of December 31, 2009, and changes during the year then ended is presented below:

Options	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value (in millions)
Outstanding at January 1, 2009	7,649,340	$ 37.41		
Granted	2,425,725	$ 28.95		
Exercised	(856,940)	$ 23.80		
Forfeited or expired	(455,531)	$ 40.70		
Outstanding at December 31, 2009	8,762,594	$ 36.23	4.2	$65.4
Vested or expected to vest at December 31, 2009	8,475,645	$ 36.54	3.3	$61.4
Exercisable at December 31, 2009	4,790,176	$ 37.00	3.0	$32.4

The weighted-average grant date fair values of options granted during the years ended December 31, 2009, 2008 and 2007 were $6.75, $8.19 and $9.50, respectively. The total intrinsic value of options exercised during the years ended December 31, 2009, 2008 and 2007 was $13.2 million, $12.7 million and $75.8 million, respectively. Total stock options granted were 2,425,725 shares in 2009, 1,973,850 shares in 2008 and 1,745,700 shares in 2007.

As of December 31, 2009, total unrecognized compensation expense related to nonvested stock options was $15.6 million. This expense is expected to be recognized over a weighted-average period of 1.7 years. The total fair value of stock options vested during the years ended December 31, 2009, 2008 and 2007 was $13.0 million, $13.1 million and $12.5 million, respectively.

Performance-Based Shares and Restricted Stock Units

Under the Plan, Cooper grants certain executives and other key employees performance-based share awards with vesting contingent upon meeting Company-wide performance goals generally over a multi-year performance period. In order to earn the performance shares, participants also are required to remain actively employed by Cooper for the performance period. For performance-based awards granted during 2007 and 2008, performance goals are tied to cumulative compound growth in earnings per share over a defined three-year performance period. Awards under the performance-based component of the Plan are typically arranged in levels, with increasing numbers of shares earned as higher levels of growth are achieved. For performance-based awards granted during 2009, performance goals are tied to achieving a net debt to EBITDA (earnings before interest, taxes, depreciation and amortization) ratio in 2009 with vesting occurring over a three-year period. Under the Plan, Cooper also awards grants of restricted stock units to certain executives and other key employees in order to provide financial incentive to remain in the employ of Cooper, thereby enhancing management continuity. Cooper may also utilize restricted stock units for new executives and other key employees to replace equity compensation forfeited upon resignation from their former employer. Restricted stock units vest pursuant to time-based service conditions.

The fair value of each performance-based share and restricted stock unit was calculated at the market price on the date of grant. If goal-level assumptions are not met, compensation expense is adjusted and previously recognized compensation expense is reversed. During 2007 and through the third quarter of 2008, performance goals for performance awards granted in 2007 and 2008 were assumed to be achieved at the maximum level. In the fourth quarter of 2008, Cooper revised its assumption to lower the performance goals assumed to be achieved to below the maximum level for these awards. The revised achievement levels assumed for the 2007 and 2008 performance award grants considers the past performance and current expectations of future performance in the respective three year performance period. As a result of lowering the performance goals assumed to be achieved, Cooper adjusted previously recognized stock compensation expense by reducing expense in the fourth quarter of 2008 by $11.3 million. Performance goals for performance awards granted in 2009 are assumed to be achieved at the maximum level. Upon distribution of performance-based shares, Cooper also pays the recipient cash equal to the aggregate amount of cash dividends that the recipient would have received had they been the owner of record from the date of grant. Dividends on restricted stock units are payable on the dividend payment date or on the date when restrictions lapse, depending upon the specific award. For performance-based share and restricted stock unit awards, upon a change in control in Cooper (as defined in the Plan), all restrictions on those awards will lapse and shares shall be issued as otherwise provided in the Plan.

A summary of the status of Cooper's nonvested performance-based shares as of December 31, 2009 and changes during the year then ended is presented below:

Nonvested Performance-Based Shares	Shares	Weighted-Average Grant-Date Fair Value
Nonvested at January 1, 2009	1,460,400	$ 43.84
Granted	370,560	$ 28.89
Vested	(423,440)	$ 41.49
Forfeited	(66,710)	$ 42.71
Nonvested at December 31, 2009	1,340,810	$ 40.48

The weighted-average grant-date fair value of performance-based shares granted during the years ended December 31, 2009, 2008 and 2007 was $28.89, $43.87 and $46.01, respectively. The total intrinsic value of performance-based shares granted during the years ended December 31, 2009, 2008 and 2007 was $15.8 million, $17.5 million and $29.4 million, respectively. Total performance-based shares vested in 2009 were 423,440 compared to 472,734 performance-based shares that vested in 2008.

As of December 31, 2009, total unrecognized compensation expense related to nonvested performance-based shares was $7.1 million. This expense is expected to be recognized over a weighted-average period of 2.0 years. The total fair value of performance-based shares vested during the year ended December 31, 2009 and 2008 was $17.6 million and $16.5 million, respectively.

A summary of the status of Cooper's nonvested restricted stock units as of December 31, 2009, and changes during the year then ended is presented below:

Nonvested Restricted Stock Units	Shares	Weighted-Average Grant-Date Fair Value
Nonvested at January 1, 2009	506,100	$ 42.86
Granted	75,200	$ 30.53
Vested	(54,574)	$ 42.68
Forfeited	(48,975)	$ 43.43
Nonvested at December 31, 2009	477,751	$ 40.88

The weighted-average grant-date fair value of restricted stock units granted during the years ended December 31, 2009, 2008 and 2007 was $30.53, $41.74 and $46.78, respectively. Total restricted stock units granted were 75,200 in 2009, 146,650 in 2008 and 282,900 in 2007. The total intrinsic value of restricted stock units granted during the years ended December 31, 2009, 2008 and 2007 was $3.2 million, $4.3 million and $15.0 million, respectively.

As of December 31, 2009, total unrecognized compensation expense related to nonvested restricted stock unit compensation arrangements was $8.7 million. This expense is expected to be recognized over a weighted-average period of 2.9 years. The total fair value of restricted stock units vested during the years ended December 31, 2009, 2008 and 2007 was $2.3 million, $2.3 million and $1.9 million, respectively.

Cash received from stock option exercises during the years ended December 31, 2009, 2008 and 2007 was $20.1 million, $17.1 million and $68.3 million, respectively. The actual tax benefit realized for the tax deductions from option exercises totaled $9.7 million, $12.8 million and $36.4 million during the years ended December 31, 2009, 2008 and 2007, respectively. Cash used to settle equity instruments granted under all share-based payment arrangements during the years ended December 31, 2009, 2008 and 2007 was immaterial in all periods.

Under Board of Director authorization, Cooper has a practice of repurchasing shares on the open market to satisfy shares issued for option exercises and share awards and expects to repurchase approximately 2.5 million shares during 2010, based on estimates of option exercises and share awards vesting for the year.

NOTE 12: ACCUMULATED OTHER NONOWNER CHANGES IN EQUITY

	Pension and Postretirement Benefit Plans	Derivative Instruments	Cumulative Translation Adjustment	Total
		(in millions)		
Balance December 31, 2006	$ (86.9)	$ 8.6	$ (50.1)	$ (128.4)
Current year activity	9.7	17.7	20.3	47.7
Balance December 31, 2007	(77.2)	26.3	(29.8)	(80.7)
Current year activity	(88.6)	(24.4)	(136.0)	(249.0)
Balance December 31, 2008	(165.8)	1.9	(165.8)	(329.7)
Current year activity	(11.8)	11.2	50.3	49.7
Balance December 31, 2009	$ (177.6)	$ 13.1	$ (115.5)	$ (280.0)

	2009			2008			2007		
	Before Tax Amount	Tax (Expense) Benefit	Net Amount	Before Tax Amount	Tax (Expense) Benefit	Net Amount	Before Tax Amount	Tax (Expense) Benefit	Net Amount
					(in millions)				
Pension and postretirement benefit plans	$ (15.7)	$ 3.9	$ (11.8)	$(143.9)	$ 55.3	$ (88.6)	$ 14.9	$ (5.2)	$ 9.7
Change in fair value of derivatives	1.5	(0.5)	1.0	(33.2)	13.3	(19.9)	29.9	(12.0)	17.9
Reclassification to earnings	16.6	(6.4)	10.2	(7.5)	3.0	(4.5)	(0.4)	0.2	(0.2)
	18.1	(6.9)	11.2	(40.7)	16.3	(24.4)	29.5	(11.8)	17.7
Translation adjustment	77.3	(27.0)	50.3	(209.2)	73.2	(136.0)	31.3	(11.0)	20.3
Other nonowner changes in equity	$ 79.7	$ (30.0)	$ 49.7	$(393.8)	$ 144.8	$ (249.0)	$ 75.7	$ (28.0)	$ 47.7

NOTE 13: INCOME TAXES

	Year Ended December 31,		
	2009	2008	2007
		(in millions)	
Components of income from continuing operations before income taxes:			
U.S. operations	$ 62.1	$ 325.3	$ 317.3
Non-U.S. operations	420.6	481.9	508.9
Income from continuing operations before income taxes	$ 482.7	$ 807.2	$ 826.2
Components of income tax expense:			
Current:			
U.S. Federal	$ 14.3	$ 75.6	$ 17.3
U.S. state and local	(3.9)	11.7	10.1
Non-U.S.	50.6	78.3	94.1
	61.0	165.6	121.5
Deferred:			
U.S. Federal	22.3	11.8	10.7
U.S. state and local	(9.8)	4.9	8.7
Non-U.S.	(4.4)	9.3	(7.0)
	8.1	26.0	12.4
Income tax expense	$ 69.1	$ 191.6	$ 133.9
Total income taxes paid	$ 169.2	$ 190.3	$ 158.4

	Year Ended December 31,		
	2009	2008	2007
Effective tax rate reconciliation:			
Statutory rate [(1)]	25.0%	35.0%	35.0%
U.S. Federal, State and local income taxes [(2)]	1.9	1.8	2.0
Non-U.S. operations	(9.8)	(10.0)	(8.3)
Extraterritorial income exclusion	-	-	(1.9)
Audit settlements / statute expirations	(0.8)	(2.0)	(8.8)
Other	(2.0)	(1.1)	(1.8)
Effective tax rate attributable to continuing operations	14.3%	23.7%	16.2%

(1) Statutory rate reflects the U.S. Federal statutory rate of 35% in 2008 and 2007. As a result of Cooper becoming an Irish tax resident in late 2008, the Irish statutory rate of 25% is used beginning in 2009.

(2) For 2009, includes impact of U.S. federal, State and local income taxes. For 2008 and 2007, only includes impact of U.S. State and local income taxes.

	December 31,	
	2009	2008
	(in millions)	
Components of deferred tax assets and liabilities:		
Deferred tax assets:		
Postretirement and other employee welfare benefits	$ 36.4	$ 30.6
Inventories	3.5	0.9
Accrued liabilities	404.8	418.9
Pension plans	36.0	43.5
Net operating loss carryforward	1,282.6	13.7
Other	53.1	94.7
Gross deferred tax assets	1,816.4	602.3
Valuation allowance	(1,293.2)	(36.3)
Total deferred tax assets	523.2	566.0
Deferred tax liabilities:		
Property, plant and equipment and intangibles	(257.7)	(281.8)
Other	(125.7)	(99.0)
Total deferred tax liabilities	(383.4)	(380.8)
Net deferred tax asset	$ 139.8	$ 185.2

	December 31,	
	2009	2008
	(in millions)	
Net deferred tax assets recognized in the balance sheet consist of:		
Net current deferred tax assets	$ 90.5	$ 104.9
Net noncurrent deferred tax assets	49.3	80.3
	$ 139.8	$ 185.2

Generally, Cooper provides United States income tax that would be imposed on the repatriation of the earnings of its non-U.S. operations owned by a U.S. company. However, as of December 31, 2009 and 2008, United States income taxes have not been provided on approximately $20 million and $112 million, respectively, of undistributed non-U.S. earnings that are expected to be permanently reinvested outside the United States.

The effective tax rate for 2009 was 14.3% compared to 23.7% for 2008. Cooper reduced income tax expense by $12.7 million and $23.2 million during 2009 and 2008, respectively, for discrete tax items primarily related to statute expirations, tax settlements and other discrete items. Excluding the discrete tax items, Cooper's effective tax rate for 2009 and 2008 was 17.0% and 26.6%, respectively. The decrease in Cooper's 2009 effective tax rate compared to 2008, excluding the discrete tax items, is primarily related to the decrease in 2009 earnings without a corresponding decrease in projected tax benefits.

In June 2009, the Internal Revenue Service (IRS) completed its examination of Cooper's 2007 Federal Tax Return and issued a notice of assessment in the amount of $16 million. The IRS challenged Cooper's intercompany pricing with a foreign affiliate. On July 15, 2009, Cooper filed its protest for this assessment and continues to work with the IRS to resolve this matter. While the outcome of the proceedings with the IRS cannot be predicted with certainty, management believes that it is more likely than not that its tax position will prevail.

During the second quarter of 2008, the IRS completed its examination of Cooper's 2005 and 2006 Federal income tax returns, which had no material impact on Cooper's financial statements. During the fourth quarter of 2008, Cooper increased state deferred tax assets to reflect certain changes in the effective state tax rates with a corresponding increase to the state tax valuation allowance.

In June 2008, the German Tax Authorities issued a proposed audit finding related to a 2004 reorganization that was treated as a non-taxable event. In December 2009, at Cooper's request, the German taxing authorities finalized and issued a notice of assessment for €62.8 million, inclusive of €5.7 million of interest, related to this matter. In order for Cooper to continue to challenge the German tax authorities finding, Cooper paid the assessment in December 2009 for approximately $90 million and filed a suit to challenge the notice of assessment. Cooper continues to believe that the reorganization was properly reflected on its German income tax returns in accordance with applicable tax laws and regulations in effect during the period involved and will challenge the assessment vigorously. While the outcome of the proceedings with the German Tax Authorities cannot be predicted with certainty, management believes that it is more likely than not that its tax position related to the 2004 reorganization will prevail. As such, Cooper has recognized the tax payment, including interest, in other noncurrent assets in its December 31, 2009 balance sheet. The German tax payment will be available for credit in the United States, plus accrued interest.

Cooper is under examination by various United States State and Local taxing authorities, as well as various taxing authorities in other countries. Cooper is no longer subject to U.S. Federal income tax examinations by tax authorities for years prior to 2007, and with few exceptions, Cooper is no longer subject to State and Local, or non-U.S. income tax examinations by tax authorities for years before 2000. Cooper fully cooperates with all audits, but defends existing positions vigorously. These audits are in various stages of completion. To provide for potential tax exposures, Cooper maintains a liability for unrecognized tax benefits, which management believes is adequate. The results of future audit assessments, if any, could have a material effect on Cooper's cash flows as these audits are completed.

Cooper and its subsidiaries have both non-U.S. and United States State operating losses available to carry forward to future tax years. These losses generally have a carry forward period of either 15 or 20 years from the date created, except as discussed below. If unused, the losses are set to expire throughout the period 2010 to 2027, with the most significant portion of these losses expiring during the period 2018 through 2022.

At December 31, 2009, Cooper has a foreign deferred tax asset of approximately $1.3 billion relating to a net operating loss carryforward that was approved by a foreign jurisdiction in September 2009. While this net operating loss carryforward has an indefinite life, a valuation allowance of approximately $1.3 billion was recognized because management believes at this time it is more likely than not that the deferred tax asset will not be realized.

Cooper has unrecognized tax benefits of $35.0 million and $34.5 million at December 31, 2009 and 2008, respectively. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2009	2008
	(in millions)	
Balance at January 1	$ 34.5	$ 57.3
Additions for tax positions of the current year	5.6	1.1
Increase (decrease) in tax positions for prior years	5.2	(6.7)
Reduction in tax positions for statute expirations	(5.3)	(15.1)
Reduction in tax positions for audit settlements	(5.0)	(2.1)
Balance at December 31	$ 35.0	$ 34.5

Approximately $38.6 million of unrecognized tax benefits, if recognized, would favorably impact the effective tax rate. Cooper believes it is reasonably possible that additional tax benefits in the range of approximately $2.0 to $6.0 million could be recognized during the next 12 months as audits close and statutes expire.

Cooper recognizes interest and penalties accrued related to unrecognized tax benefits in income tax expense. During the years ended December 31, 2009 and 2008, Cooper recognized a net reduction to income tax expense of $1.1 million and $0.9 million in interest and penalties, respectively. Cooper had $9.5 million and $10.6 million in interest and penalties accrued at December 31, 2009 and 2008, respectively.

NOTE 14: PENSION AND OTHER POSTRETIREMENT BENEFITS

Cooper and its subsidiaries have numerous defined benefit pension plans and other postretirement benefit plans. The vast majority of Cooper's defined benefit pension plans no longer provide future benefit accruals. Cooper recognized a curtailment loss in the third quarter of 2008 as a result of ceasing future benefit accruals for two defined benefit plans in the United Kingdom. The benefits provided under Cooper's various postretirement benefit plans other than pensions, all of which are unfunded, include retiree medical care, dental care, prescriptions and life insurance, with medical care accounting for approximately 85% of the total. Current employees, unless grandfathered under plans assumed in acquisitions, are not provided postretirement benefits other than pensions. The vast majority of the annual other postretirement benefit expense is related to employees who are already retired. The measurement date for all plan disclosures is December 31.

	Pension Benefits		Other Postretirement Benefits	
	2009	2008	2009	2008
	(in millions)			
Change in benefit obligation:				
Benefit obligation at January 1	$ 696.1	$ 738.8	$ 82.1	$ 93.1
Service cost	3.4	4.3	-	-
Interest cost	42.0	43.9	4.8	5.2
Benefit payments	(55.9)	(55.2)	(8.2)	(8.4)
Actuarial (gain) loss	45.3	(47.2)	12.2	(7.8)
Exchange rate changes	11.8	(35.5)	-	-
Curtailment	-	(4.1)	-	-
Acquisitions	-	49.7	-	-
Other	3.3	1.4	-	-
Benefit obligation at December 31	746.0	696.1	90.9	82.1
Change in plan assets:				
Fair value of plan assets at January 1	510.6	651.6	-	-
Actual return on plan assets	68.2	(162.2)	-	-
Employer contributions	31.8	64.8	8.2	8.4
Benefit payments	(52.2)	(51.5)	(8.2)	(8.4)
Exchange rate changes	9.5	(31.3)	-	-
Acquisitions	-	38.0	-	-
Other	2.8	1.2	-	-
Fair value of plan assets at December 31	570.7	510.6	-	-
Net amount recognized (funded status)	$ (175.3)	$ (185.5)	$ (90.9)	$ (82.1)

	Pension Benefits		Other Postretirement Benefits	
	2009	2008	2009	2008
	(in millions)			
Assets and liabilities recognized in the balance sheet consist of:				
Noncurrent assets	$ 3.0	$ 7.0	$ -	$ -
Accrued liabilities	(7.7)	(7.4)	(11.1)	(10.9)
Long-term liabilities	(170.6)	(185.1)	(79.8)	(71.2)
	$ (175.3)	$ (185.5)	$ (90.9)	$ (82.1)

	Pension Benefits		Other Postretirement Benefits	
	2009	2008	2009	2008
	(in millions)			
Amounts recognized in accumulated other nonowner changes in equity consist of:				
Net actuarial (gain) loss	$ 337.9	$ 342.7	$ (25.2)	$ (40.6)
Prior service cost	(15.2)	(17.8)	(11.5)	(13.5)
	$ 322.7	$ 324.9	$ (36.7)	$ (54.1)

The funded status of defined benefit pension plans segregated between plans with plan assets ("Funded Plans") and without plan assets ("Unfunded Plans") consist of:

	December 31, 2009		December 31, 2008	
	Funded Plans	Unfunded Plans	Funded Plans	Unfunded Plans
	(in millions)			
Accumulated benefit obligation	$ 620.3	$ 115.0	$ 579.3	$ 108.7
Projected benefit obligation	$ 627.1	$ 118.9	$ 583.7	$ 112.4
Fair value of plan assets	570.7	-	510.6	-
Net amount recognized (funded status)	$ (56.4)	$ (118.9)	$ (73.1)	$ (112.4)
% Funded	91.0%	-	87.5%	-

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets of defined benefit pension plans with accumulated benefit obligations in excess of plan assets were $689.0 million, $678.2 million and $510.8 million, respectively as of December 31, 2009 and $649.7 million, $641.5 million and $457.1 million, respectively at December 31, 2008.

	Pension Benefits			Other Postretirement Benefits		
	2009	2008	2007	2009	2008	2007
Components of net periodic benefit cost:	(in millions)					
Service cost	$ 3.4	$ 4.3	$ 4.0	$ -	$ -	$ 0.1
Interest cost	42.0	43.9	41.4	4.8	5.2	5.2
Expected return on plan assets	(39.3)	(51.6)	(51.1)	-	-	-
Amortization of prior service cost	(2.6)	(2.5)	(2.1)	(2.0)	(2.0)	(2.0)
Recognized actuarial (gain) loss	22.6	9.7	10.9	(3.2)	(2.5)	(2.6)
Settlement loss	-	0.1	0.7	-	-	-
Curtailment loss	-	3.7	0.1	-	-	-
Net periodic benefit cost	$ 26.1	$ 7.6	$ 3.9	$ (0.4)	$ 0.7	$ 0.7

Net periodic benefit cost in 2010 is expected to be $19.0 million for pension benefits and $0.7 million for other postretirement benefits. The estimated net loss and prior service cost credit for the defined benefit pension plans that will be amortized from accumulated other nonowner changes in equity into net periodic benefit cost over the next fiscal year are $21.5 million and $(2.6) million, respectively. The estimated net gain and prior service credit for the other postretirement plans that will be amortized from accumulated other nonowner changes in equity into net periodic benefit cost over the next fiscal year are $(2.0) million and $(2.0) million, respectively.

	Pension Benefits		Other Postretirement Benefits	
	2009	2008	2009	2008
Weighted average assumptions used to determine benefit obligations as of December 31:				
Discount rate	5.50% - 5.75%	6.00% - 6.25%	5.50%	6.25%
Rate of compensation increase	2.75% - 3.50%	2.75% - 3.50%	-	-

	Pension Benefits		Other Postretirement Benefits	
	2009	2008	2009	2008
Weighted average assumptions used to determine net costs for the years ended December 31:				
Discount rate	6.00% - 6.25%	5.40% - 6.00%	6.25%	6.00%
Expected return on plan assets	6.00% - 8.25%	6.00% - 8.25%	-	-
Rate of compensation increase	2.75% - 3.50%	2.75% - 3.50%	-	-

	2009	2008
Assumed healthcare cost trend rates:		
Healthcare cost trend rate assumed for next year	9.00%	9.00%
Rate to which trend rate is assumed to decline (ultimate trend rate)	5.00%	5.00%
Year that rate reaches ultimate trend rate	2013	2012

	1-Percentage-Point Increase	1-Percentage-Point Decrease
	(in millions)	
A one-percentage-point change in the assumed health care cost trend rate would have the following effects:		
Effect on total of service and interest cost components	$ 0.3	$ (0.2)
Effect on the postretirement benefit obligation	$ 4.7	$ (4.2)

Cooper's overall pension investment strategy is to maximize the total rate of return (income and appreciation) after inflation, within the limits of prudent risk taking and the Prudent Man Rule of ERISA. The investments of the various pension plans shall be adequately diversified across asset classes to achieve an optimal balance between risk and return and between income and growth of assets through capital appreciation. Pension assets will be structured to consider growth objectives, funded status, liability duration and short-term liquidity requirements. Overall, Cooper's pension plans target an asset allocation mix of approximately 65% in equity portfolios which are invested primarily in index funds expected to mirror broad market returns for equity securities or in assets with characteristics similar to equity investments. The remaining assets in the portfolio are primarily invested in corporate and government bond index funds with maturities similar to the duration of the pension liability.

Cooper's overall expected long-term rate of return on assets assumption is based upon (i) a long-term expected inflation rate, (ii) long-term expected stock and bond market risk premiums over the expected inflation rate and (iii) a target allocation of equity and fixed income securities that will generate the overall expected long-term rate of return.

The fair value measurements of Cooper's pension assets at December 31, 2009 are as follows:

Asset Category	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
	(in millions)			
Cash and cash equivalents	$ 15.2	$ -	$ -	$ 15.2
Equity securities:				
U.S. large-cap [a]	-	123.2	-	123.2
U.S. mid-cap [b]	-	50.7	-	50.7
U.S. small-cap	-	27.9	-	27.9
International [C]	-	91.1	-	91.1
Fixed income securities:				
U.S. corporate[d]	-	111.2	-	111.2
U.S. Treasuries	-	22.4	-	22.4
U.K. Gilts	-	33.6	-	33.6
Asset backed securities	-	12.9	-	12.9
International corporate bonds	-	9.2	-	9.2
Other types of investments:				
Enhanced equity index [e]	-	-	47.4	47.4
Enhanced bond index [f]	-	-	22.0	22.0
Real estate [g]	-	-	3.9	3.9
Total	$ 15.2	$ 482.2	$ 73.3	$ 570.7

(a) Includes low-cost equity index fund not actively managed that tracks the S&P 500 Index.
(b) Includes low-cost equity index fund not actively managed that tracks the S&P Mid Cap 400 Index.
(c) Includes funds that track the MSCI EAFE and FTSE All-Share Index.
(d) Includes index funds comprised of high quality corporate bonds of intermediate and long term durations.
(e) Includes a strategy which employs equity derivatives and diversified short-duration fixed income securities.
(f) Includes a strategy which employs equity and equity derivatives along with underlying U.S. Treasuries.
(g) Includes investments in a diverse portfolio of UK commercial properties.

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)			
	Enhanced Equity Index	Enhanced Bond Index	Real Estate	Total
	(in millions)			
Balance at December 31, 2008	$ 46.0	$ 47.8	$ 3.2	$ 97.0
Actual return on plan assets	20.6	(22.0)	0.6	(0.8)
Purchases, sales and settlements	-	-	-	-
Transfers in and/or out of Level 3	(19.2)	(3.8)	0.1	(22.9)
Balance at December 31, 2009	$ 47.4	$ 22.0	$ 3.9	$ 73.3

Estimated future benefit payments by Cooper's defined benefit pension plans for the next five fiscal years, and in the aggregate for the five fiscal years thereafter, are $53.5 million in 2010, $52.1 million in 2011, $53.5 million in 2012, $53.2 million in 2013, $54.3 million in 2014 and $265.7 million for 2015 through 2019.

During 2010, Cooper expects to pay in cash approximately $7.7 million for payment of unfunded pension plan benefits and make approximately $2.7 million in employer contributions to certain international funded defined benefit pension plans. Cooper does not expect to have any minimum regulatory funding requirement for its domestic funded defined benefit pension plans in 2010. Other postretirement benefit plans are not subject to any minimum regulatory funding requirements. Cooper funds these benefit payments as incurred. Cooper participates in two multiple-employer benefit plans. Obligations under these plans are insignificant.

All full-time domestic employees, except for certain bargaining unit employees, are eligible to participate in the Cooper Retirement Savings and Stock Ownership Plan ("CO-SAV"). Cooper makes a cash contribution to the CO-SAV plan of 3% of annual compensation for eligible employees. Cooper also matches employee contributions to the CO-SAV plan with Cooper common stock on a dollar-for-dollar match up to 6% of employee compensation. Effective June 1, 2009, the common stock match was reduced to 50% of each dollar of employee contributions up to 6% of employee compensation.

Cooper recognized defined contribution expense from cash contributions to the CO-SAV plan of $16.9 million, $16.4 million and $16.7 million in 2009, 2008 and 2007, respectively. Compensation expense from the common stock matches for the CO-SAV plan was $20.2 million, $29.8 million and $27.6 million in 2009, 2008 and 2007, respectively.

During 2009, 2008 and 2007, expense with respect to other defined contribution plans (primarily related to various groups of hourly employees) totaled $10.0 million, $10.6 million and $13.1 million, respectively.

NOTE 15: INDUSTRY SEGMENTS AND GEOGRAPHIC INFORMATION

Industry Segments

Cooper's operations consist of two segments: Electrical Products and Tools. Markets for Cooper's products and services are worldwide, with the United States being the largest market.

The Electrical Products segment manufactures, markets and sells electrical and circuit protection products, including fittings, support systems, enclosures, specialty connectors, wiring devices, plugs, receptacles, lighting fixtures and controls, hazardous duty electrical equipment, intrinsically safe explosion proof instrumentation, fuses, emergency lighting, fire detection and mass notification systems and security products for use in residential, commercial and industrial construction, maintenance and repair applications. The segment also manufactures, markets and sells products for use by utilities and in industry for electrical power transmission and distribution, including distribution switchgear, transformers, transformer terminations and accessories, capacitors, voltage regulators, surge arresters, energy automation solutions and other related power systems components.

The Tools segment manufactures, markets and sells hand tools for industrial, construction, electronics and consumer markets; automated assembly systems for industrial markets and electric and pneumatic industrial power tools, related electronics and software control and monitoring systems for general industry, primarily automotive and aerospace manufacturers.

The performance of businesses is evaluated at the segment level and resources are allocated among the segments. The Cooper executive responsible for the segments further allocates resources among the various division operating units that compose the segments and, in international markets, determines the integration of product lines and operations across division operating units. The accounting policies of the segments are the same as those described in the summary of significant accounting policies in Note 1. Cooper manages cash, debt and income taxes centrally. Accordingly, Cooper evaluates performance of its segments and operating units based on operating earnings exclusive of financing activities and income taxes. The segments are managed separately because they manufacture and distribute distinct products. Intersegment sales and related receivables for each of the years presented were insignificant.

Financial information by industry segment was as follows:

	Revenues			Operating Earnings			Total Assets		
	Year Ended December 31,			Year Ended December 31,			December 31,		
	2009	2008	2007	2009	2008	2007	2009	2008	2007
					(in millions)				
Electrical Products	$ 4,511.9	$ 5,755.7	$ 5,108.4	$ 638.2	$ 930.3	$ 848.2	$ 4,392.8	$ 4,626.8	$ 4,492.6
Tools	557.7	765.6	794.7	18.5	81.1	94.0	581.1	619.0	689.5
Total management reporting	$ 5,069.6	$ 6,521.3	$ 5,903.1	656.7	1,011.4	942.2	4,973.9	5,245.8	5,182.1
Restructuring and asset impairment charges				(29.9)	(52.4)	-			
General Corporate expense				(82.7)	(81.4)	(98.1)			
Income from Belden agreement.				-	-	33.1			
Operating earnings				544.1	877.6	877.2			
Interest expense, net				(61.4)	(70.4)	(51.0)			
Consolidated income from continuing operations before income taxes				$ 482.7	$ 807.2	$ 826.2			
Corporate assets							1,010.5	919.1	951.4
Consolidated assets							$ 5,984.4	$ 6,164.9	$ 6,133.5

	Electrical Products	Tools	Corporate	Consolidated Total
		(in millions)		
2009				
Depreciation and amortization	$ 124.7	$ 18.7	$ 2.2	$ 145.6
Capital expenditures	99.3	8.7	18.7	126.7
2008				
Depreciation and amortization	$ 121.0	$ 20.0	$ 2.1	$ 143.1
Capital expenditures	108.0	10.6	18.4	137.0
2007				
Depreciation and amortization	$ 97.4	$ 20.2	$ 0.6	$ 118.2
Capital expenditures	78.1	10.0	27.4	115.5
Investment in unconsolidated affiliates	19.5	-	-	19.5

Geographic Information

Revenues and long-lived assets by country are summarized below. Revenues are attributed to geographic areas based on the location of the assets producing the revenues. Revenues are generally denominated in the currency of the location of the assets producing the revenues.

	Revenues			Long-Lived Assets		
	2009	2008	2007	2009	2008	2007
	(in millions)					
United States	$ 3,456.5	$ 4,480.6	$ 4,212.7	$ 464.1	$ 472.2	$ 509.3
International						
Germany	239.7	322.8	296.1	41.0	40.6	42.8
United Kingdom	290.2	403.8	368.4	78.5	80.1	48.6
Canada	224.2	284.0	241.2	5.9	5.1	4.3
Mexico	149.1	206.5	187.5	59.6	62.6	82.3
China	181.6	173.4	88.9	65.8	60.5	47.3
Other countries	528.3	650.2	508.3	54.8	48.5	53.6
Total International	1,613.1	2,040.7	1,690.4	305.6	297.4	278.9
	$ 5,069.6	$ 6,521.3	$ 5,903.1	$ 769.7	$ 769.6	$ 788.2

International revenues by destination, based on the location products were delivered, were as follows by segment:

	International Revenues		
	2009	2008	2007
		(in millions)	
Electrical Products	$ 1,666.4	$ 2,039.5	$ 1,646.1
Tools	289.9	401.9	377.4
	$ 1,956.3	$ 2,441.4	$ 2,023.5

NOTE 16: DISCONTINUED OPERATIONS RECEIVABLE AND LIABILITY

Discontinued Operations Liability

In October 1998, Cooper sold its Automotive Products business to Federal-Mogul Corporation ("Federal-Mogul"). These discontinued businesses (including the Abex Friction product line obtained from Pneumo-Abex Corporation ("Pneumo") in 1994) were operated through subsidiary companies, and the stock of those subsidiaries was sold to Federal-Mogul pursuant to a Purchase and Sale Agreement dated August 17, 1998 ("1998 Agreement"). In conjunction with the sale, Federal-Mogul indemnified Cooper for certain liabilities of these subsidiary companies, including liabilities related to the Abex Friction product line and any potential liability that Cooper may have to Pneumo pursuant to a 1994 Mutual Guaranty Agreement between Cooper and Pneumo. On October 1, 2001, Federal-Mogul and several of its affiliates filed a Chapter 11 bankruptcy petition. The Bankruptcy Court for the District of Delaware confirmed Federal-Mogul's plan of reorganization and Federal-Mogul emerged from bankruptcy in December 2007. As part of Federal-Mogul's Plan of Reorganization, Cooper and Federal-Mogul reached a settlement agreement that was subject to approval by the Bankruptcy Court resolving Federal-Mogul's indemnification obligations to Cooper. As discussed further below, on September 30, 2008, the Bankruptcy Court issued its final ruling denying Cooper's participation in the proposed Federal-Mogul 524(g) trust resulting in implementation of the previously approved Plan B Settlement. As part of its obligation to Pneumo for any asbestos-related claims arising from the Abex Friction product line ("Abex Claims"), Cooper has rights, confirmed by

Pneumo, to significant insurance for such claims. Based on information provided by representatives of Federal-Mogul and recent claims experience, from August 28, 1998 through December 31, 2009, a total of 147,740 Abex Claims were filed, of which 124,911 claims have been resolved leaving 22,829 Abex Claims pending at December 31, 2009. During the year ended December 31, 2009, 1,565 claims were filed and 2,424 claims were resolved. Since August 28, 1998, the average indemnity payment for resolved Abex Claims was $2,106 before insurance. A total of $167.7 million was spent on defense costs for the period August 28, 1998 through December 31, 2009. Existing insurance coverage currently provides approximately 30% recovery of the total defense and indemnity payments for Abex Claims due to exhaustion of primary layers of coverage and litigation with certain excess insurers, although, in certain periods, insurance recoveries can be higher due to new settlements with insurers.

2005 - 2007

In December 2005, Cooper reached an initial agreement in negotiations with the representatives of Federal-Mogul, its bankruptcy committees and the future claimants (the "Representatives") regarding Cooper's participation in Federal Mogul's proposed 524(g) asbestos trust. By participating in this trust, Cooper would have resolved its liability for asbestos claims arising from Cooper's former Abex Friction Products business. The proposed settlement agreement was subject to court approval and certain other approvals. Future claims would have been resolved through the bankruptcy trust.

Although the final determination of whether Cooper would participate in the Federal-Mogul 524(g) trust was unknown, Cooper's management concluded that, at the date of the filing of its 2005 Form 10-K, the most likely outcome in the range of potential outcomes was a settlement approximating the December 2005 proposed settlement. Accordingly, the accrual for potential liabilities related to the Automotive Products sale and the Federal-Mogul bankruptcy was $526.3 million at December 31, 2005. The December 31, 2005 discontinued operations accrual included payments to a 524(g) trust over 25 years that were undiscounted, and included $215 million of insurance recoveries where insurance in place agreements, settlements or policy recoveries were probable.

Throughout 2006 and 2007, Cooper continued to believe that the most likely outcome in the range of potential outcomes was a revised settlement with Cooper resolving its asbestos obligations through participation in the proposed Federal-Mogul 524(g) trust. While the details of the proposed settlement agreement evolved during the on-going negotiations throughout 2006 and 2007, the underlying principles of the proposed settlement arrangements being negotiated principally included fixed payments to a 524(g) trust over 25 years that were subject to reduction for insurance proceeds received in the future.

As a result of the then current status of settlement negotiations, Cooper recorded a $20.3 million after-tax discontinued operations charge, net of an $11.4 million income tax benefit, in the second quarter of 2006 to reflect the revised terms of the proposed settlement agreement at that time. The discontinued operations accrual was $509.1 million and $529.6 million as of December 31, 2007 and 2006, respectively, and included payments to a 524(g) trust over 25 years that were undiscounted, and included insurance recoveries of $230 million and $239 million, respectively, where insurance in place agreements, settlements or policy recoveries were probable.

The U.S. Bankruptcy Court for the District of Delaware confirmed Federal-Mogul's plan of reorganization on November 8, 2007, and the U.S. District Court for the District of Delaware affirmed the Bankruptcy Court's order on November 14, 2007. As part of its ruling, the Bankruptcy Court approved the Plan B Settlement between Cooper and Federal-Mogul, which would require payment of $138 million to Cooper in the event Cooper's participation in the Federal-Mogul 524(g) trust is not approved for any reason, or if Cooper elected not to participate or to pursue participation in the trust. The Bankruptcy Court stated that it would consider approving Cooper's participation in the Federal-Mogul 524(g) trust at a later time, and that its order confirming the plan of reorganization and approving the settlement between Cooper and Federal-Mogul did not preclude later approval of Cooper's participation in the 524(g) trust. Accordingly, in an effort to continue working towards approval of Cooper's participation in the trust and to address certain legal issues identified by the Court, Cooper, Pneumo-Abex, Federal-Mogul, and other plan supporters filed the Modified Plan A Settlement Documents on December 13, 2007. The Modified Plan A Settlement Documents would have required Cooper to make an initial payment of $248.5 million in cash to the Federal-Mogul trust upon implementation of Plan A with additional annual payments of up to $20 million each due over 25 years. If the Bankruptcy Court had approved the modified settlement and that settlement was implemented, Cooper, through Pneumo-Abex LLC, would have continued to have access to Abex insurance policies.

2008

During the first quarter of 2008, the Bankruptcy Court concluded hearings on Plan A. On September 30, 2008, the Bankruptcy Court issued its ruling denying the Modified Plan A Settlement resulting in Cooper not participating in the Federal-Mogul 524(g) trust and instead proceeding with the Plan B Settlement that had previously been approved by the Bankruptcy Court. As a result of the Plan B Settlement, Cooper received the $138 million payment, plus interest of $3 million, in October 2008 from the Federal-Mogul Bankruptcy estate and will continue to resolve through the tort system the asbestos related claims arising from the Abex Friction product line that it had sold to Federal-Mogul in 1998. Cooper continues to have access to Abex insurance policies.

The accrual for potential liabilities related to the Automotive Products sale and the Federal-Mogul bankruptcy and a progression of the activity is presented in the following table assuming resolution through participation in the Federal-Mogul 524(g) trust up until September 30, 2008 when the accounting was adjusted to reflect the Plan B Settlement.

	Nine Months Ended September 30, 2008 (in millions)	Twelve Months Ended December 31, 2007 (in millions)
Accrual at beginning of period (under Plan A)	$ 509.1	$ 529.6
Indemnity and defense payments	(16.9)	(52.9)
Insurance recoveries	25.4	39.3
Other	(1.6)	(6.9)
Accrual at end of period (under Plan A) *	$ 516.0	$ 509.1

* The $516.0 million liability reflects the estimated liability under Plan A immediately prior to adjusting the accounting on September 30, 2008 to reflect the Plan B Settlement.

As a result of the September 30, 2008 Bankruptcy Court ruling discussed above, Cooper adjusted its accounting in the third quarter of 2008 to reflect the separate assets and liabilities related to the on-going activities to resolve the potential asbestos related claims through the tort system. Cooper recorded income from discontinued operations of $16.6 million, net of a $9.4 million income tax expense, in the third quarter of 2008 to reflect the Plan B Settlement.

The following table presents the separate assets and liabilities under the Plan B settlement and the cash activity subsequent to the September 30, 2008 Plan B Settlement date.

	December 31, 2009	December 31, 2008	September 30, 2008
		(in millions)	
Asbestos liability analysis:			
Total liability for unpaid, pending and future indemnity and defense costs at end of period	$ 784.5	$ 815.1	$ 823.3
Asbestos receivable analysis			
Receivable from Federal-Mogul Bankruptcy estate (received in Oct. 2008)	$ -	$ -	$ 141.0
Insurance receivable for previously paid claims and insurance settlements	64.6	74.6	72.7
Insurance-in-place agreements available for pending and future claims	114.7	117.7	119.6
Total estimated asbestos receivable at end of period	$ 179.3	$ 192.3	$ 333.3

	Twelve Months Ended December 31, 2009	Three Months Ended December 31, 2008
	(in millions)	(in millions)
Cash Flow:		
Indemnity and defense payments	$ (29.9)	$ (7.9)
Insurance recoveries	54.6	-
Payment from Federal-Mogul Bankruptcy Estate	-	141.0
Other	(0.7)	(0.3)
Net cash flow (excluding related income taxes)	$ 24.0	$ 132.8

During 2009, Cooper recognized an after tax gain from discontinued operations of $25.5 million, which is net of a $16.2 million income tax expense, from negotiated insurance settlements consummated in 2009 that were not previously recognized. Cooper believes that it is likely that additional insurance recoveries will be recorded in the future as new insurance-in-place agreements are consummated or settlements with insurance carriers are completed. Timing and value of these agreements and settlements cannot be currently estimated as they may be subject to extensive additional negotiation and litigation.

Asbestos Liability Estimate

As of December 31, 2009, Cooper estimates that the undiscounted liability for pending and future indemnity and defense costs for the next 45 years will be $784.5 million. This amount includes accruals for unpaid indemnity and defense costs at December 31, 2009 which are not significant. The estimated liability is before any tax benefit and is not discounted as the timing of the actual payments is not reasonably predictable.

The methodology used to project Cooper's liability estimate relies upon a number of assumptions including Cooper's recent claims experience and declining future asbestos spending based on past trends and publicly available epidemiological data, changes in various jurisdictions, management's judgment about the current and future litigation environment, and the availability to claimants of other payment sources.

Abex discontinued using asbestos in the Abex Friction product line in the 1970's and epidemiological studies that are publicly available indicate the incidence of asbestos-related disease is in decline and should continue to decline steadily. However, these studies, or other assumptions, may vary significantly over time from the current estimates utilized to project the undiscounted liability.

Although Cooper believes that its estimated liability for pending and future indemnity and defense costs represents the best estimate of its future obligation, Cooper utilized scenarios that it believes are reasonably possible that indicate a broader range of potential estimates from $505 to $877 million (undiscounted).

Asbestos Receivable Estimate

As of December 31, 2009, Cooper, through Pneumo-Abex LLC, has access to Abex insurance policies with remaining limits on policies with solvent insurers in excess of $680 million. Insurance recoveries reflected as receivables in the balance sheet include recoveries where insurance-in-place agreements, settlements or policy recoveries are probable. As of December 31, 2009, Cooper's receivable for recoveries of costs from insurers amounted to $179.3 million, of which $64.6 million relate to costs previously paid or insurance settlements. Cooper's arrangements with the insurance carriers may defer certain amounts of insurance and settlement proceeds that Cooper is entitled to receive beyond twelve months. Approximately 90% of the $179.3 million receivable from insurance companies at December 31, 2009 is due from domestic insurers whose AM Best rating is Excellent (A-) or better. The remaining balance of the insurance receivable has been significantly discounted to reflect management's best estimate of the recoverable amount.

Cooper believes that it is likely that additional insurance recoveries will be recorded in the future as new insurance-in-place agreements are consummated or settlements with insurance carriers are completed. Timing and value of these agreements and settlements cannot be currently estimated as they may be subject to extensive additional negotiation and litigation.

Critical Accounting Assumptions

The amounts recorded by Cooper for its asbestos liability and related insurance receivables are not discounted and rely on assumptions that are based on currently known facts and strategy. The value of the liability on a discounted basis net of the amount of insurance recoveries likely to materialize in the future would be significantly lower than the net amounts currently recognized in the balance sheet. Cooper's actual asbestos costs or insurance recoveries could be significantly higher or lower than those recorded if assumptions used in the estimation process vary significantly from actual results over time. As the estimated liability is not discounted and extends over 45 years, any changes in key assumptions could have a significant impact on the recorded liability. Key variables in these assumptions include the number and type of new claims filed each year, the average indemnity and defense costs of resolving claims, the number of years these assumptions are projected into the future, and the resolution of on-going negotiations of additional settlement or coverage-in-place agreements with insurance carriers. Assumptions with respect to these variables are subject to greater uncertainty as the projection period lengthens. Other factors that may affect Cooper's liability and ability to recover under its insurance policies include uncertainties surrounding the litigation process from jurisdiction to jurisdiction and from case to case, reforms that may be made by state and federal courts, and the passage of state or federal tort reform legislation. Cooper will review these assumptions on a periodic basis to determine whether any adjustments are required to the estimate of its recorded asbestos liability and related insurance receivables.

From a cash flow perspective, Cooper management believes that the annual cash outlay for its potential asbestos liability, net of insurance recoveries, will not be material to Cooper's operating cash flow.

NOTE 17: FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES, CONCENTRATIONS OF CREDIT RISK AND FAIR VALUE OF FINANCIAL INSTRUMENTS

Derivative Instruments and Hedging Activities

All derivatives are recognized as assets and liabilities and measured at fair value. For derivative instruments that are not designated as hedges, the gain or loss on the derivative is recognized in earnings currently. A derivative instrument may be designated as a hedge of the exposure to changes in the fair value of an asset or liability or variability in expected future cash flows if the hedging relationship is expected to be highly effective in offsetting changes in fair value or cash flows attributable to the hedged risk during the period of designation. If a derivative is designated as a fair value hedge, the gain or loss on the derivative and the offsetting loss or gain on the hedged asset, liability or firm commitment is recognized in earnings. For derivative instruments designated as a cash flow hedge, the effective portion of the gain or loss on the derivative instrument is reported as a component of accumulated nonowner changes in equity and reclassified into earnings in the same period that the hedged transaction affects earnings. The ineffective portion of the gain or loss is immediately recognized in earnings.

Hedge accounting is discontinued prospectively when (1) it is determined that a derivative is no longer effective in offsetting changes in the fair value or cash flows of a hedged item; (2) the derivative is sold, terminated or exercised; (3) the hedged item no longer meets the definition of a firm commitment; or (4) it is unlikely that a forecasted transaction will occur within two months of the originally specified time period.

When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair-value hedge, the derivative will continue to be carried on the balance sheet at its fair value, and the hedged asset or liability will no longer be adjusted for changes in fair value. When hedge accounting is discontinued because a hedged item no longer meets the definition of a firm commitment, the derivative will continue to be carried on the balance sheet at its fair value, and any asset or liability that was recorded pursuant to recognition of the firm commitment will be removed from the balance sheet and recognized as a gain or loss currently in earnings. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur within two months of the originally specified time period, the derivative will continue to be carried on the balance sheet at its fair value, and gains and losses reported in accumulated nonowner changes in equity will be recognized immediately in earnings.

As a result of having sales, purchases and certain intercompany transactions denominated in currencies other than the functional currencies of Cooper's businesses, Cooper is exposed to the effect of currency exchange rate changes on its cash flows and earnings. Cooper enters into currency forward exchange contracts to hedge significant non-functional currency denominated transactions for periods consistent with the terms of the underlying transactions. Contracts generally have maturities that do not exceed one year.

Currency forward exchange contracts executed to hedge forecasted transactions are accounted for as cash flow hedges. Currency forward exchange contracts executed to hedge a recognized asset, liability or firm commitment are accounted for as fair value hedges. Cooper sometimes enters into certain currency forward exchange contracts that are not designated as hedges. These contracts are intended to reduce cash flow volatility related to short-term intercompany financing transactions. Cooper also enters into commodity swaps to reduce the volatility of price fluctuations on a portion of up to eighteen months of forecasted material purchases. These instruments are designated as cash flow hedges. Cooper does not enter into speculative derivative transactions.

During October 2005, Cooper entered into cross-currency swaps to effectively convert its newly issued $325 million, 5.25% fixed-rate debt maturing in November 2012 to € 272.6 million of 3.55% fixed-rate debt. The $325 million debt issuance proceeds were swapped to € 272.6 million and lent through an intercompany loan to a non-U.S. subsidiary to partially fund repayment of the 300 million Euro bond debt that matured on October 25, 2005. The cross-currency swaps mature in November 2012.

Assets and liabilities measured at fair value are based on one or more of three valuation techniques. Valuation techniques utilized for each individual asset and liability category are referenced in the tables below. The valuation techniques are as follows:

(a) Market approach – Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities;
(b) Income approach – Techniques to convert future amounts to a single present amount based on market expectations (including present value techniques, option-pricing and excess earnings models);
(c) Cost approach – Amount that would be required to replace the service capacity of an asset (replacement cost).

The inputs used in measuring fair value are prioritized using a three-tier fair value hierarchy as follows: (Level 1) observable inputs such as quoted prices in active markets; (Level 2) inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and (Level 3) unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Assets and liabilities measured at fair value as of December 31, 2009 on a recurring basis are as follows:

(in millions)	Assets Significant other observable inputs (Level 2)	Liabilities Significant other observable inputs (Level 2)	Valuation Technique
Short-term currency forward exchange contracts	$ 13.6	$ (12.7)	(a)
Long-term currency forward exchange contracts	55.8	(22.5)	(a)
Short-term commodity swaps	3.3	(0.7)	(a)
Long-term cross-currency swaps	-	(54.4)	(a)

Except as discussed below, the currency forward exchange contracts and commodity swaps in the above table are designated as hedging instruments. Currency forward exchange contracts representing approximately $35.7 million of assets and $24.1 million of liabilities at December 31, 2009 are not designated as hedging instruments.

Assets and liabilities measured at fair value as of December 31, 2008 on a recurring basis are as follows:

(in millions)	Assets Significant other observable inputs (Level 2)	Liabilities Significant other observable inputs (Level 2)	Valuation Technique
Short-term investments	$ 21.9	$ -	(a)
Short-term currency forward exchange contracts	40.0	(8.4)	(a)
Long-term currency forward exchange contracts	91.3	(40.0)	(a)
Short-term commodity swaps	-	(33.5)	(a)
Long-term cross-currency swaps	-	(29.1)	(a)

There were no changes in the valuation techniques used to measure asset or liability fair values on a recurring basis in 2009.

Gains or losses on derivative instruments are reported in the same line item as the underlying hedged transaction in the consolidated statements of income. The net gain or loss on currency forward exchange contracts was not material during 2009, 2008 or 2007. For commodity swaps, Cooper recognized, in cost of sales, a net loss of $18.8 million in 2009 and a net gain of $1.9 million and $2.5 million in 2008 and 2007, respectively. At December 31, 2009, Cooper estimates that approximately $1.2 million of net losses on derivative instruments designated as cash flow hedges will be reclassified from accumulated other nonowner changes in equity to earnings during the next twelve months. The amount of discontinued cash flow hedges during 2009, 2008 and 2007 was not material.

The table below summarizes the U. S. dollar equivalent contractual amounts of Cooper's forward exchange contracts at December 31, 2009 and 2008.

	December 31,	
	2009	2008
	(in millions)	
U.S. Dollar	$ 533.1	$ 502.4
Euro	353.4	214.6
British Pound Sterling	294.0	151.3
Mexican Peso	6.5	40.9
Other	27.3	43.8
	$1,214.3	$ 953.0

The contractual amounts of Cooper's commodity swap contracts at December 31, 2009 and 2008 were approximately $15 million and $68 million, respectively.

Other Instruments

In the normal course of business, Cooper executes stand-by letters of credit, performance bonds and other guarantees that ensure Cooper's performance or payment to third parties that are not reflected in the consolidated balance sheets. The aggregate notional value of these instruments was $107.4 million and $107.9 million at December 31, 2009 and 2008, respectively. In the past, no significant claims have been made against these financial instruments. Management believes the likelihood of demand for payment under these instruments is minimal and expects no material losses to occur in connection with these instruments.

Concentrations of Credit Risk

Concentrations of credit risk with respect to trade receivables are limited due to the wide variety of customers as well as their dispersion across many different geographic areas with no one customer receivable exceeding 5.2% of accounts receivable at December 31, 2009 (5.5% at December 31, 2008).

Fair Value of Financial Instruments Other than Derivatives

Cooper's financial instruments other than derivative instruments consist primarily of cash and cash equivalents, investments, trade receivables, trade payables and debt instruments. The book values of cash and cash equivalents, investments, trade receivables, and trade payables are considered to be representative of their respective fair values. Cooper had a book value of approximately $934.4 million and $1.23 billion for debt instruments at December 31, 2009 and 2008, respectively. The fair value of these debt instruments, as represented primarily by quoted market prices, was approximately $1.01 billion and $1.25 billion at December 31, 2009 and 2008, respectively.

NOTE 18: NET INCOME PER COMMON SHARE

	Basic			Diluted		
	Year Ended December 31,			Year Ended December 31,		
	2009	2008	2007	2009	2008	2007
	($ in millions, shares in thousands)					
Income from continuing operations	$ 413.6	$ 615.6	$ 692.3	$ 413.6	$ 615.6	$ 692.3
Income from discontinued operations	25.5	16.6	-	25.5	16.6	-
Net income applicable to common stock	$ 439.1	$ 632.2	$ 692.3	$ 439.1	$ 632.2	$ 692.3
Weighted average common shares outstanding	167,228	173,655	182,290	167,228	173,655	182,290
Incremental shares from assumed conversions:						
Options, performance-based stock awards and other employee awards				1,242	1,940	3,238
Weighted average common shares and common share equivalents				168,470	175,595	185,528

Options and employee awards are not considered in the calculations if the effect would be antidilutive. Out of the money options and employee awards of 6.6 million shares were excluded in 2009 and 3.9 million shares were excluded in 2008. Antidilutive options and employee awards were insignificant in 2007.

NOTE 19: UNAUDITED QUARTERLY OPERATING RESULTS

	2009 (by quarter)			
	1	2	3	4
	(in millions, except per share data)			
Revenues	$ 1,256.8	$ 1,269.8	$ 1,286.4	$ 1,256.6
Cost of sales	884.8	885.0	876.5	837.5
Selling and administrative expenses	256.9	249.4	251.1	254.4
Restructuring and asset impairment charges	8.8	10.4	6.5	4.2
Operating earnings	106.3	125.0	152.3	160.5
Interest expense, net	15.2	16.3	15.9	14.0
Income from continuing operations before income taxes	91.1	108.7	136.4	146.5
Income taxes	9.9	19.4	22.1	17.7
Income from continuing operations	81.2	89.3	114.3	128.8
Income related to discontinued operations	18.9	-	6.6	-
Net income	$ 100.1	$ 89.3	$ 120.9	$ 128.8
Income per Common share				
Basic:				
Income from continuing operations	$ .49	$ .53	$ .68	$ .77
Income from discontinued operations	.11	-	.04	-
Net income	$ .60	$ .53	$ .72	$ .77
Diluted:				
Income from continuing operations	$ .48	$ .53	$ .68	$ .76
Income from discontinued operations	.11	-	.04	-
Net income	$ .59	$ .53	$ .72	$ .76

	2008 (by quarter)			
	1	2	3	4
	(in millions, except per share data)			
Revenues	$ 1,546.1	$ 1,724.3	$ 1,727.7	$ 1,523.2
Cost of sales	1,022.2	1,155.9	1,170.0	1,048.6
Selling and administrative expenses	301.5	314.4	307.8	270.9
Restructuring and asset impairment charges	-	7.6	-	44.8
Operating earnings	222.4	246.4	249.9	158.9
Interest expense, net	14.9	18.3	17.3	19.9
Income from continuing operations before income taxes	207.5	228.1	232.6	139.0
Income taxes	54.1	66.2	43.4	27.9
Income from continuing operations	153.4	161.9	189.2	111.1
Income related to discontinued operations	-	-	16.6	-
Net income	$ 153.4	$ 161.9	$ 205.8	$ 111.1
Income per Common share				
Basic:				
Income from continuing operations	$ .87	$ .93	$ 1.09	$ .66
Income from discontinued operations	-	-	.10	-
Net income	$ .87	$ .93	$ 1.19	$ .66
Diluted:				
Income from continuing operations	$ .86	$ .92	$ 1.08	$ .65
Income from discontinued operations	-	-	.09	-
Net income	$ .86	$ .92	$ 1.17	$ .65

NOTE 20: CONSOLIDATING FINANCIAL INFORMATION

Cooper Industries plc, Cooper Industries, Ltd. and certain of Cooper's principal operating subsidiaries (the "Guarantors") fully and unconditionally guarantee, on a joint and several basis, the registered debt securities of Cooper Industries, LLC and Cooper US, Inc. Cooper Industries plc was incorporated on June 4, 2009 and as discussed in Note 1 replaced Cooper Industries, Ltd. as the ultimate parent company on September 8, 2009. The following condensed consolidating financial information is included so that separate financial statements of Cooper Industries, LLC, Cooper US, Inc. or the Guarantors are not required to be filed with the Securities and Exchange Commission. The consolidating financial statements present investments in subsidiaries using the equity method of accounting. Intercompany investments in the Class A and Class B common shares of Cooper Industries, Ltd. that are held by wholly-owned subsidiaries are accounted for using the cost method.

Consolidating Income Statements
Year Ended December 31, 2009
(in millions)

	Cooper Industries plc	Cooper Industries, Ltd.	Cooper Industries, LLC	Cooper US, Inc.	Guarantors	Other Subsidiaries	Consolidating Adjustments	Total
Revenues	$ -	$ -	$ -	$ -	$ 2,971.3	$ 2,537.4	$ (439.1)	$ 5,069.6
Cost of sales	-	-	(2.3)	(2.2)	2,140.6	1,786.8	(439.1)	3,483.8
Selling and administrative expenses	-	-	12.9	71.4	474.8	467.8	(15.1)	1,011.8
Restructuring and asset impairment charges	-	-	-	1.5	8.6	19.8	-	29.9
Interest expense, net	-	-	13.3	47.3	0.3	0.5	-	61.4
Equity in earnings of subsidiaries, net of tax	83.5	555.4	(3.3)	216.8	49.9	200.7	(1,103.0)	-
Intercompany income (expense)	(0.1)	(27.6)	6.2	7.2	(134.4)	252.4	(103.7)	-
Income (loss) from continuing operations before income taxes	83.4	527.8	(21.0)	106.0	262.5	715.6	(1,191.6)	482.7
Income tax expense (benefit)	-	-	(7.0)	(94.7)	85.8	85.0	-	69.1
Income (loss) from continuing operations	83.4	527.8	(14.0)	200.7	176.7	630.6	(1,191.6)	413.6
Income from discontinued operations, net of tax	-	-	25.5	-	-	-	-	25.5
Net income	$ 83.4	$ 527.8	$ 11.5	$ 200.7	$ 176.7	$ 630.6	$ (1,191.6)	$ 439.1

Consolidating Income Statements
Year Ended December 31, 2008
(in millions)

	Cooper Industries, Ltd.	Cooper Industries, LLC	Cooper US, Inc.	Guarantors	Other Subsidiaries	Consolidating Adjustments	Total
Revenues	$ -	$ -	$ -	$ 3,884.0	$ 3,017.5	$ (380.2)	$ 6,521.3
Cost of sales	(0.1)	(0.3)	5.5	2,735.8	2,036.0	(380.2)	4,396.7
Selling and administrative expenses	11.6	13.2	69.5	571.2	542.4	(13.3)	1,194.6
Restructuring and asset impairment charges	-	-	-	9.3	43.1	-	52.4
Interest expense, net	(0.1)	18.2	54.4	-	(2.1)	-	70.4
Equity in earnings of subsidiaries, net of tax	809.5	28.6	410.7	92.6	458.7	(1,800.1)	-
Intercompany income (expense)	(40.0)	(42.5)	126.3	(171.7)	267.1	(139.2)	-
Income (loss) from continuing operations before income taxes	758.1	(45.0)	407.6	488.6	1,123.9	(1,926.0)	807.2
Income tax expense (benefit)	-	(27.9)	(51.2)	158.1	112.6	-	191.6
Income (loss) from continuing operations	758.1	(17.1)	458.8	330.5	1,011.3	(1,926.0)	615.6
Income from discontinued operations, net of tax	-	16.6	-	-	-	-	16.6
Net income (loss)	$ 758.1	$ (0.5)	$ 458.8	$ 330.5	$ 1,011.3	$ (1,926.0)	$ 632.2

Consolidating Income Statements
Year Ended December 31, 2007
(in millions)

	Cooper Industries, Ltd.	Cooper Industries, LLC	Cooper US, Inc.	Guarantors	Other Subsidiaries	Consolidating Adjustments	Total
Revenues	$ -	$ -	$ -	$ 3,758.4	$ 2,417.9	$ (273.2)	$ 5,903.1
Cost of sales	-	0.2	(0.4)	2,607.0	1,636.4	(273.2)	3,970.0
Selling and administrative expenses	9.2	18.0	270.2	556.2	434.4	(199.0)	1,089.0
Income from Belden agreement	-	-	-	-	33.1	-	33.1
Interest expense, net	(1.3)	33.6	25.2	-	(6.5)	-	51.0
Equity in earnings of subsidiaries, net of tax	649.3	40.4	486.3	76.9	330.0	(1,582.9)	-
Intercompany income (expense)	(33.3)	(27.3)	-	(168.8)	344.1	(114.7)	-
Income (loss) from continuing operations before income taxes	608.0	(38.7)	191.4	503.3	1,060.8	(1,498.6)	826.2
Income tax expense (benefit)	-	(30.2)	(138.6)	147.9	154.8	-	133.9
Net income (loss)	$ 608.0	$ (8.5)	$ 330.0	$ 355.4	$ 906.0	$ (1,498.6)	$ 692.3

Consolidating Balance Sheets
December 31, 2009
(in millions)

	Cooper Industries plc	Cooper Industries, Ltd.	Cooper Industries, LLC	Cooper US, Inc.	Guarantors	Other Subsidiaries	Consolidating Adjustments	Total
Cash and cash equivalents	$ 146.0	$ -	$ -	$ 27.9	$ 0.3	$ 207.4	$ -	$ 381.6
Receivables, less allowances	-	-	0.1	0.1	370.6	426.9	-	797.7
Inventories	-	-	-	-	236.2	247.7	-	483.9
Current discontinued operations receivable	-	-	12.7	-	-	-	-	12.7
Deferred income taxes and other current assets	0.6	-	22.1	70.0	38.2	94.8	-	225.7
Total current assets	146.6	-	34.9	98.0	645.3	976.8	-	1,901.6
Property, plant and equipment, less accumulated depreciation	-	-	-	57.4	334.2	340.1	-	731.7
Goodwill	-	-	-	-	1,288.7	1,354.5	-	2,643.2
Investment in subsidiaries	2,663.2	3,092.0	569.5	4,789.6	991.4	2,589.9	(14,695.6)	-
Investment in parent	-	-	-	3,418.5	-	312.7	(3,731.2)	-
Intercompany accounts receivable	37.1	-	-	-	1,883.3	1,487.4	(3,407.8)	-
Intercompany notes receivable	-	3,340.0	29.6	754.9	8.9	4,364.0	(8,497.4)	-
Long-term discontinued operations receivable	-	-	166.6	-	-	-	-	166.6
Deferred income taxes and other noncurrent assets	-	-	238.6	(18.3)	(76.8)	397.8	-	541.3
Total assets	$ 2,846.9	$ 6,432.0	$ 1,039.2	$ 9,100.1	$ 5,075.0	$ 11,823.2	$ (30,332.0)	$ 5,984.4
Short-term debt	$ -	$ -	$ -	$ -	$ -	$ 9.4	$ -	$ 9.4
Accounts payable	41.9	2.3	0.1	16.8	131.2	192.1	-	384.4
Accrued liabilities	0.9	1.0	36.1	65.7	208.3	203.2	-	515.2
Current discontinued operations liability	-	-	43.4	-	-	-	-	43.4
Current maturities of long-term debt	-	-	2.3	-	-	-	-	2.3
Total current liabilities	42.8	3.3	81.9	82.5	339.5	404.7	-	954.7
Long-term debt	-	-	-	922.7	-	-	-	922.7
Intercompany accounts payable	-	26.9	214.2	3,166.7	-	-	(3,407.8)	-
Intercompany notes payable	154.7	1,520.9	-	1,274.7	1,773.7	3,773.4	(8,497.4)	-
Long-term discontinued operations liability	-	-	741.1	-	-	-	-	741.1
Other long-term liabilities	-	-	43.4	122.1	69.7	167.4	-	402.6
Total liabilities	197.5	1,551.1	1,080.6	5,568.7	2,182.9	4,345.5	(11,905.2)	3,021.1
Common stock	1.7	-	-	-	-	-	-	1.7
Subsidiary preferred stock	-	-	-	-	-	325.5	(325.5)	-
Subsidiary common stock	-	3.1	-	-	7.6	301.4	(312.1)	-
Capital in excess of par value	2,626.2	3,276.1	-	756.6	1,559.2	2,215.0	(10,433.1)	-
Retained earnings	41.5	1,751.0	88.5	3,040.6	1,380.5	4,926.4	(7,974.4)	3,254.1
Treasury stock	(12.5)	-	-	-	-	-	-	(12.5)
Accumulated other non-owner changes in equity	(7.5)	(149.3)	(129.9)	(265.8)	(55.2)	(290.6)	618.3	(280.0)
Total shareholders' equity	2,649.4	4,880.9	(41.4)	3,531.4	2,892.1	7,477.7	(18,426.8)	2,963.3
Total liabilities and shareholders' equity	$ 2,846.9	$ 6,432.0	$ 1,039.2	$ 9,100.1	$ 5,075.0	$ 11,823.2	$ (30,332.0)	$ 5,984.4

Consolidating Balance Sheets
December 31, 2008
(in millions)

	Cooper Industries, Ltd.	Cooper Industries, LLC	Cooper US, Inc.	Guarantors	Other Subsidiaries	Consolidating Adjustments	Total
Cash and cash equivalents	$ -	$ -	$ 81.6	$ 1.3	$ 175.9	$ -	$ 258.8
Investments	-	-	21.9	-	-	-	21.9
Receivables, less allowances	-	-	0.5	521.8	489.1	-	1,011.4
Inventories	-	-	-	336.2	305.6	-	641.8
Current discontinued operations receivable	-	17.5	-	-	-	-	17.5
Deferred income taxes and other current assets	10.8	24.8	79.6	33.1	98.2	-	246.5
Total current assets	10.8	42.3	183.6	892.4	1,068.8	-	2,197.9
Property, plant and equipment, less accumulated depreciation	-	-	61.2	324.3	342.7	-	728.2
Goodwill	-	-	-	1,266.4	1,300.9	-	2,567.3
Investment in subsidiaries	2,541.5	587.4	4,438.5	1,116.9	2,734.1	(11,418.4)	-
Investment in parent	-	-	3,532.7	-	312.7	(3,845.4)	-
Intercompany accounts receivable	-	903.8	-	1,546.2	1,564.2	(4,014.2)	-
Intercompany notes receivable	3,345.0	24.0	1,361.7	0.2	4,028.5	(8,759.4)	-
Long-term discontinued operations receivable	-	174.8	-	-	-	-	174.8
Deferred income taxes and other noncurrent assets	-	248.2	(9.0)	(116.5)	374.0	-	496.7
Total assets	$ 5,897.3	$ 1,980.5	$9,568.7	$ 5,029.9	$11,725.9	$(28,037.4)	$ 6,164.9
Short-term debt	$ -	$ -	$ -	$ -	$ 25.6	$ -	$ 25.6
Accounts payable	42.5	3.1	18.9	207.8	220.2	-	492.5
Accrued liabilities	6.5	33.0	106.7	255.3	217.2	-	618.7
Current discontinued operations liability	-	50.4	-	-	-	-	50.4
Current maturities of long-term debt	-	275.0	-	-	-	-	275.0
Total current liabilities	49.0	361.5	125.6	463.1	463.0	-	1,462.2
Long-term debt	-	2.2	922.1	8.0	0.2	-	932.5
Intercompany accounts payable	10.6	-	4,003.6	-	-	(4,014.2)	-
Intercompany notes payable	1,155.7	851.6	1,217.1	1,742.0	3,793.0	(8,759.4)	-
Long-term discontinued operations liability	-	764.7	-	-	-	-	764.7
Other long-term liabilities	-	49.8	62.0	70.0	216.3	-	398.1
Total liabilities	1,215.3	2,029.8	6,330.4	2,283.1	4,472.5	(12,773.6)	3,557.5
Class A common stock	2.0	-	-	-	-	(0.3)	1.7
Class B common stock	1.1	-	-	-	-	(1.1)	-
Subsidiary preferred stock	-	-	-	-	325.5	(325.5)	-
Subsidiary common stock	-	-	-	-	348.6	(348.6)	-
Capital in excess of par value	3,365.0	-	753.9	1,455.0	2,561.0	(8,134.9)	-
Retained earnings	1,511.3	94.4	2,778.8	1,342.3	4,381.8	(7,173.2)	2,935.4
Accumulated other non-owner changes in equity	(197.4)	(143.7)	(294.4)	(50.5)	(363.5)	719.8	(329.7)
Total shareholders' equity	4,682.0	(49.3)	3,238.3	2,746.8	7,253.4	(15,263.8)	2,607.4
Total liabilities and shareholders' equity	$ 5,897.3	$ 1,980.5	$9,568.7	$ 5,029.9	$11,725.9	$(28,037.4)	$ 6,164.9

Consolidating Statements of Cash Flows
Year Ended December 31, 2009
(in millions)

	Cooper Industries plc	Cooper Industries, Ltd.	Cooper Industries, LLC	Cooper US, Inc.	Guarantors	Other Subsidiaries	Consolidating Adjustments	Total
Net cash provided by (used in) operating activities	$ 0.4	$ (19.6)	$ 3.0	$ (11.3)	$ 405.9	$ 373.5	$ -	$ 751.9
Cash flows from investing activities:								
Proceeds from short-term investments	-	-	-	22.9	-	-	-	22.9
Capital expenditures	-	-	-	(18.4)	(62.0)	(46.3)	-	(126.7)
Cash paid for acquired businesses	-	-	-	(10.7)	(42.3)	(8.4)	-	(61.4)
Investments in affiliates	-	(0.1)	(0.2)	(46.8)	-	-	47.1	-
Loans to affiliates	-	-	(5.5)	(620.7)	(8.7)	(2,072.3)	2,707.2	-
Repayments of loans from affiliates	-	5.0	-	467.7	-	1,720.5	(2,193.2)	-
Dividends from affiliates	-	-	11.4	107.9	42.5	8.0	(169.8)	-
Proceeds from sales of property, plant and equipment	-	-	-	-	-	7.4	-	7.4
Net cash provided by (used in) investing activities	-	4.9	5.7	(98.1)	(70.5)	(391.1)	391.3	(157.8)
Cash flows from financing activities:								
Debt issuance costs	-	-	-	(1.8)	-	-	-	(1.8)
Repayments of debt	-	-	(275.0)	-	(8.0)	(16.6)	-	(299.6)
Borrowings from affiliates	154.7	2,362.9	-	112.1	31.5	46.0	(2,707.2)	-
Repayments of loans to affiliates	-	(2,070.6)	-	(46.6)	-	(76.0)	2,193.2	-
Other intercompany financing activities	(12.5)	19.2	266.3	(10.7)	(359.9)	97.6	-	-
Dividends	-	(167.4)	-	-	-	-	-	(167.4)
Dividends paid to affiliates	-	(107.6)	-	-	-	(62.2)	169.8	-
Purchases of common shares	-	(26.0)	-	-	-	-	-	(26.0)
Purchases of treasury shares	(12.5)	-	-	-	-	-	-	(12.5)
Excess tax benefits from stock options and awards	-	-	-	2.7	-	-	-	2.7
Issuance of stock	-	-	-	-	-	47.1	(47.1)	-
Proceeds from exercise of stock options and other	15.9	4.2	-	-	-	-	-	20.1
Net cash provided by (used in) financing activities	145.6	14.7	(8.7)	55.7	(336.4)	35.9	(391.3)	(484.5)
Effect of exchange rate changes on cash and cash equivalents	-	-	-	-	-	13.2	-	13.2
Increase (decrease) in cash and cash equivalents	146.0	-	-	(53.7)	(1.0)	31.5	-	122.8
Cash and cash equivalents, beginning of period	-	-	-	81.6	1.3	175.9	-	258.8
Cash and cash equivalents, end of period	$ 146.0	$ -	$ -	$ 27.9	$ 0.3	$ 207.4	$ -	$ 381.6

Consolidating Statements of Cash Flows
Year Ended December 31, 2008
(in millions)

	Cooper Industries, Ltd.	Cooper Industries, LLC	Cooper US, Inc	Guarantors	Other Subsidiaries	Consolidating Adjustments	Total
Net cash provided by (used in) operating activities	$ (58.3)	$ 53.0	$ (78.2)	$ 307.3	$ 672.6	$ -	$ 896.4
Cash flows from investing activities:							
Short-term investments	-	-	65.7	-	-	-	65.7
Cash restricted for business acquisition	-	-	-	-	290.1	-	290.1
Capital expenditures	-	-	(18.1)	(52.4)	(66.5)	-	(137.0)
Cash paid for acquired businesses	-	-	-	(5.2)	(291.8)	-	(297.0)
Investments in affiliates	(0.1)	-	(23.1)	(7.5)	-	30.7	-
Loans to affiliates	(189.8)	-	(718.0)	-	(1,315.2)	2,223.0	-
Repayments of loans from affiliates	346.8	1.8	490.2	0.1	1,042.8	(1,881.7)	-
Dividends from affiliates	-	-	129.8	-	10.6	(140.4)	-
Proceeds from sales of property, plant and equipment and other	-	-	-	0.4	1.4	-	1.8
Net cash provided by (used in) investing activities	156.9	1.8	(73.5)	(64.6)	(328.6)	231.6	(76.4)
Cash flows from financing activities:							
Proceeds from issuances of debt	-	-	297.6	-	-	-	297.6
Debt issuance costs	-	-	(0.6)	-	-	-	(0.6)
Proceeds from debt derivatives	-	-	0.5	-	-	-	0.5
Repayments of debt	-	(100.0)	(228.7)	-	(68.5)	-	(397.2)
Borrowings from affiliates	1,701.4	159.1	90.3	3.2	269.0	(2,223.0)	-
Repayments of loans to affiliates	(1,336.1)	-	(159.2)	(3.0)	(383.4)	1,881.7	-
Other intercompany financing activities	(26.2)	(113.9)	558.6	(240.5)	(191.3)	13.3	-
Dividends	(170.3)	-	-	-	-	-	(170.3)
Dividends paid to affiliates	(140.4)	-	-	-	-	140.4	-
Purchases of common shares	(141.6)	-	(375.6)	-	-	-	(517.2)
Issuance of stock	-	-	-	-	30.7	(30.7)	-
Excess tax benefits from stock options and awards	-	-	10.2	-	-	-	10.2
Proceeds from exercise of stock options and other	13.3	-	17.1	-	-	(13.3)	17.1
Net cash provided by (used in) financing activities	(99.9)	(54.8)	210.2	(240.3)	(343.5)	(231.6)	(759.9)
Effect of exchange rate changes on cash and cash equivalents	-	-	-	-	(34.1)	-	(34.1)
Increase (decrease) in cash and cash equivalents	(1.3)	-	58.5	2.4	(33.6)	-	26.0
Cash and cash equivalents, beginning of period	1.3	-	23.1	(1.1)	209.5	-	232.8
Cash and cash equivalents, end of period	$ -	$ -	$ 81.6	$ 1.3	$ 175.9	$ -	$ 258.8

Consolidating Statements of Cash Flows
Year Ended December 31, 2007
(in millions)

	Cooper Industries, Ltd.	Cooper Industries, LLC	Cooper US, Inc	Guarantors	Other Subsidiaries	Consolidating Adjustments	Total
Net cash provided by (used in) operating activities	$ (33.5)	$ (80.8)	$ (192.8)	$ 329.1	$ 773.3	$ -	$ 795.3
Cash flows from investing activities:							
Short-term investments	-	-	(93.7)	-	-	-	(93.7)
Cash restricted for business acquisition	-	-	-	-	(290.1)	-	(290.1)
Capital expenditures	-	-	(27.1)	(52.5)	(35.9)	-	(115.5)
Cash paid for acquired businesses	-	-	-	(75.0)	(261.1)	-	(336.1)
Investments in affiliates	-	-	(356.0)	(16.1)	-	372.1	-
Loans to affiliates	(222.4)	-	(417.4)	-	(1,070.6)	1,710.4	-
Repayments of loans from affiliates	151.9	-	-	0.5	1,045.3	(1,197.7)	-
Dividends from affiliates	-	-	105.8	47.1	6.7	(159.6)	-
Proceeds from sales of property, plant and equipment and other	-	-	-	-	1.8	-	1.8
Net cash provided by (used in) investing activities	(70.5)	-	(788.4)	(96.0)	(603.9)	725.2	(833.6)
Cash flows from financing activities:							
Proceeds from issuances of debt	-	-	528.7	-	18.6	-	547.3
Debt issuance costs	-	-	(2.7)	-	-	-	(2.7)
Proceeds from debt derivatives	-	-	10.0	-	-	-	10.0
Repayments of debt	-	(300.0)	-	-	(3.3)	-	(303.3)
Borrowings from affiliates	899.7	361.8	448.9	-	-	(1,710.4)	-
Repayments of loans to affiliates	(710.3)	-	(485.7)	-	(1.7)	1,197.7	-
Other intercompany financing activities	229.7	19.0	294.7	(231.4)	(201.8)	(110.2)	-
Dividends	(154.3)	-	-	-	-	-	(154.3)
Dividends paid to affiliates	(114.7)	-	-	-	(44.9)	159.6	-
Purchases of common shares	(255.3)	-	(88.6)	-	-	-	(343.9)
Issuance of stock	-	-	-	-	62.9	(62.9)	-
Excess tax benefits from stock options and awards	-	-	25.8	-	-	-	25.8
Proceeds from exercise of stock options and other	199.0	-	68.3	-	-	(199.0)	68.3
Net cash provided by (used in) financing activities	93.8	80.8	799.4	(231.4)	(170.2)	(725.2)	(152.8)
Effect of exchange rate changes on cash and cash equivalents	-	-	-	-	0.4	-	0.4
Increase (decrease) in cash and cash equivalents	(10.2)	-	(181.8)	1.7	(0.4)	-	(190.7)
Cash and cash equivalents, beginning of period	11.5	-	204.9	(2.8)	209.9	-	423.5
Cash and cash equivalents, end of period	$ 1.3	$ -	$ 23.1	$ (1.1)	$ 209.5	$ -	$ 232.8

Certifications

I, Kirk S. Hachigian, certify that:

1. I have reviewed this report on Form 10-K of Cooper Industries plc;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15(d)-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 19, 2010

/s/ Kirk S. Hachigian

Kirk S. Hachigian
Chairman, President and Chief Executive Officer

I, Terry A. Klebe, certify that:

1. I have reviewed this report on Form 10-K of Cooper Industries plc;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15(d)-15(f)) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 19, 2010

/s/ Terry A. Klebe
Terry A. Klebe
Senior Vice President and Chief Financial Officer

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO SECTION 906 OF THE
SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Cooper Industries plc (the "Company") on Form 10-K for the period ended December 31, 2009 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Kirk S. Hachigian, Chairman, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Kirk S. Hachigian
Kirk S. Hachigian
Chairman, President and Chief Executive Officer

February 19, 2010

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350 AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Cooper Industries plc (the "Company") on Form 10-K for the period ended December 31, 2009 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Terry A. Klebe, Senior Vice President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/Terry A. Klebe
Terry A. Klebe
Senior Vice President and Chief Financial Officer

February 19, 2010



Shareholder Information

Cooper Industries plc

Transfer Agent, Registrar and Dividend Disbursing Agent
Computershare Trust Company, N. A.

General correspondence about your shares should be addressed to:
Computershare Trust Company, N. A.
250 Royall Street
Canton, MA 02021

Correspondence related to the Dividend Reinvestment Plan, including optional cash payment inquiries, should be addressed to:
Computershare Trust Company, N. A.
P.O. Box 43081
Providence, RI 02940-3081

Requests to transfer Cooper shares should be addressed to:
Computershare Trust Company, N. A.
P.O. Box 43070
Providence, RI 02940-3070

Telephone inquiries can be made to the Telephone Response Center at (781) 575-2725, Monday–Friday, 9:00 a.m. to 5:00 p.m., Eastern time. An automated inquiry service is available seven days a week, 24 hours per day. For hearing-impaired service call (800) 952-9245 within the U.S. and (781) 575-4592 outside the U.S.

Cooper's transfer agent also may be contacted on the Internet at www.computershare.com.

Additional Shareholder Assistance
For additional assistance regarding your shareholdings, contact:
Corporate Governance Department
Cooper Industries plc
P.O. Box 4446
Houston, Texas 77210-4446
Telephone (713) 209-8673

Investor Relations Contact
Mark Doheny
Director, Investor Relations
Cooper Industries plc
P.O. Box 4446
Houston, Texas 77210-4446
Telephone (713) 209-8484
E-mail address: mark.doheny@cooperindustries.com

Annual Meeting
The Annual Meeting of Shareholders will be held at 11:30 a.m. Central time on April 27, 2010, Chase Tower, 54th Floor, 600 Travis, Houston, Texas. A meeting notice and proxy materials are being mailed to all shareholders of record as of February 26, 2010.

Corporate Headquarters
Cooper Industries plc
5 Fitzwilliam Square
Dublin 2, Ireland

Administrative Headquarters
600 Travis Street, Suite 5600
Houston, Texas 77002-1001
Telephone (713) 209-8400

Internet address: www.cooperindustries.com
E-mail address: info@cooperindustries.com

Forward-Looking Statements

Certain statements in this annual report are forward-looking under the Private Securities Litigation Reform Act of 1995. The forward-looking statements reflect Cooper's expectations, objectives and goals with respect to future events and financial performance, and are based on assumptions and estimates that Cooper believes are reasonable. Forward-looking statements include, but are not limited to, any statements regarding future revenues, earnings, margins, cost and expenses, cash flows, dividends and capital expenditures. Cooper wishes to caution readers not to put undue reliance on these statements and that actual results could differ materially from anticipated results. These statements are subject to various risks and uncertainties, many of which are outside the control of Cooper, including, without limitation, market and economic conditions; changes in raw material, transportation and energy costs; industry competition; the ability to execute and realize the expected benefits from strategic initiatives, including revenue growth plans and cost-control and productivity improvement programs; changes in mix of products sold; the magnitude of any disruptions from manufacturing rationalizations; mergers and acquisitions and their integration; changes in financial markets including currency exchange rate fluctuations; political developments; changing legislation and regulations including changes in tax laws, tax treaties or tax regulations; the resolution of potential liabilities and insurance recoveries resulting from ongoing Pneumo-Abex related asbestos claims; the timing and amount of share repurchases by Cooper; and other risk factors as discussed from time to time in Cooper's Securities and Exchange Commission filings.

COOPER


COOPER

Cooper Industries plc
5 Fitzwilliam Square
Dublin 2, Ireland

Administrative Headquarters
600 Travis Street, Suite 5600
Houston, Texas 77002-1001
www.cooperindustries.com